SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN September 11 AND September 12, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Other Events.

On September 9, 2003, chinadotcom corporation (“chinadotcom”) announced the acquisition of a 51% stake of Industri-Matematik International Corp (“IMI”). The remaining 49% stake in IMI is held by Symphony Technology Group, a Palo Alto, California-based private equity firm which previously owned 100% of IMI.

EXHIBITS

Exhibit	Description

1.1	Series B Preferred Share Purchase Agreement dated as of September 8, 2003 between Cayman First Tier and chinadotcom Capital Limited

1.2	Shareholders Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.3	Voting Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.4	Put Option Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.5	Amended and Restated Memorandum and Articles of Association of Cayman First Tier

1.6	Executive Committee Charter of Cayman First Tier adopted September 4, 2003

1.7	Revolving Credit Agreement dated as of September 8, 2003 between Cayman First Tier and chinadotcom Capital Limited

1.8	Revolving Credit Agreement dated as of September 8, 2003 between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited

1.9	Guaranty dated as of September 8, 2003 from chinadotcom corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
Steven Chan
Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Series B Preferred Share Purchase Agreement dated as of September 8, 2003 between Cayman First Tier and chinadotcom Capital Limited

1.2	Shareholders Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.3	Voting Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.4	Put Option Agreement dated as of September 8, 2003 among Cayman First Tier, Symphony Technology II-A, L.P. and chinadotcom Capital Limited

1.5	Amended and Restated Memorandum and Articles of Association of Cayman First Tier

1.6	Executive Committee Charter of Cayman First Tier adopted September 4, 2003

1.7	Revolving Credit Agreement dated as of September 8, 2003 between Cayman First Tier and chinadotcom Capital Limited

1.8	Revolving Credit Agreement dated as of September 8, 2003 between Symphony Enterprise Solutions, S.ar.l and and chinadotcom Capital Limited

1.9	Guaranty dated as of September 8, 2003 from chinadotcom corporation

Exhibit 1.1

CAYMAN FIRST TIER

SERIES B PREFERRED SHARE PURCHASE AGREEMENT

September 8, 2003

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	4.9	Opinion of Company Counsel	14
	4.10	Board of Directors	14
	4.11	Outsourcing Agreement	14
	4.12	Certificates	14
	4.13	Material Adverse Effect	14

5.	Conditions of the Company’s Obligations at Closing		14
	5.1	Representations and Warranties	14
	5.2	Performance of Obligations	14
	5.3	Qualifications	14
	5.4	Shareholders Agreement	14
	5.5	Voting Agreement	15
	5.6	Board of Directors	15
	5.7	Outsourcing Agreement	15
	5.8	Revolving Credit Agreement	15
	5.9	Guaranty	15

6.	Miscellaneous		15
	6.1	Entire Agreement	15
	6.2	Survival of Warranties	15
	6.3	Successors and Assigns	15
	6.4	Governing Law	16
	6.5	Counterparts; Facsimile Signatures	16
	6.6	Titles and Subtitles	16
	6.7	Notices	16
	6.8	Brokers/Finders’ Fees	16
	6.9	Expenses	16
	6.10	Amendments and Waivers	16
	6.11	Severability	17
	6.12	Rights of Investor	17
	6.13	Delays or Omissions	17
	6.14	Further Action	17
	6.15	Termination of Foothill Facility	17

Schedule A	-	Schedule of Investors
Exhibit A	-	Amended and Restated Memorandum and Articles of Association
Exhibit B	-	Shareholders Agreement
Exhibit C	-	Affiliated Companies Information

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Exhibit D	-	Voting Agreement
Exhibit E	-	List of Shareholders
Exhibit F	-	Opinion of Company Counsel
Exhibit G	-	Executive Committee Charter
Exhibit H	-	Outsourcing Agreement
Exhibit I	-	Compliance Certificate
Exhibit J	-	Revolving Credit Agreement
Exhibit K	-	Schedule of Exceptions
Exhibit L	-	Put Option Agreement
Exhibit M	-	Guaranty

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CAYMAN FIRST TIER

SERIES B PREFERRED SHARE PURCHASE AGREEMENT

THIS SERIES B PREFERRED SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 8, 2003 by and among Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (the “Company”), and chinadotcom Capital Limited, a British Virgin Islands company (the “Investor”).

RECITALS

WHEREAS, the Company has authorized the sale and issuance of an aggregate of twenty-five million five hundred thousand (25,500,000) Series B Preferred Shares (the “Shares”);

WHEREAS, the Investor desires to purchase the Shares on the terms and conditions set forth herein; and

WHEREAS, the Company desires to issue and sell the Shares to the Investor on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Agreement to Sell and Purchase.

1.1 Sale and Issuance of Series B Preferred Shares.

(a) The Company has authorized (a) the sale and issuance to the Investor of the Shares and (b) the issuance of such Common Shares to be issued upon conversion of the Shares (the “Conversion Shares”). The Company shall adopt and file with the Registrar of Companies of the Cayman Islands on or before the Closing (as defined below) an Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A (the “Restated Charter”). The Shares and the Conversion Shares have the rights, preferences, privileges and restrictions set forth in the Restated Charter.

(b) Subject to the terms and conditions of this Agreement, the Investor agrees to purchase at the Closing and the Company agrees to sell and issue to the Investor at the Closing that number of Shares set forth opposite the Investor’s name on Schedule A hereto at an aggregate purchase price of US$25,000,000.

1.2 Closing. The purchase and sale of the Shares shall take place at the offices of Pillsbury Winthrop LLP, 2550 Hanover Street, Palo Alto, California, at 9:00 a.m. on September 8, 2003, or at such other time and place as the Company and the Investor shall mutually agree, either orally or in writing (which time and place are designated as the

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“Closing”). At the Closing, the Company shall deliver to the Investor a certificate representing the Shares that the Investor is purchasing against payment of the purchase price therefor by check, wire transfer, cancellation of indebtedness, or such other form of payment as shall be mutually agreed upon by the Investor and the Company.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that, except as set forth on the Schedule of Exceptions (attached hereto as Exhibit K) furnished to the Investor and special counsel for the Investor, which exceptions shall be deemed to be representations and warranties as if made hereunder:

2.1 Organization; Good Standing; Qualification. The Company and each directly or indirectly owned subsidiary of the Company is listed on Exhibit C (together with the Company, the “Affiliated Companies”) and is an entity of the type described in Exhibit C, is duly organized or incorporated and validly existing under the laws of the jurisdiction listed on Exhibit C and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as now conducted. The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Shareholders Agreement, the form of which is attached hereto as Exhibit B (the “Shareholder Agreement”), the Put Option Agreement, the form of which is attached hereto as Exhibit L (the “Put Agreement”) and the Voting Agreement, the form of which is attached hereto as Exhibit D (the “Voting Agreement” and, together with the Shareholders Agreement and Put Agreement, the “Ancillary Agreements”), to issue and sell the Shares and the Conversion Shares, and to carry out the provisions of this Agreement, the Ancillary Agreements and the Restated Charter. Each of the Affiliated Companies listed on Exhibit C that are organized in the United States or the Cayman Islands are duly qualified to do business, if so required, and in good standing under the laws of the jurisdiction of its incorporation.

2.2 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the Ancillary Agreements, the performance of all obligations of the Company hereunder and thereunder at the Closing and the authorization, issuance (or reservation for issuance), sale and delivery of the Shares being sold hereunder and the Conversion Shares has been taken or will be taken prior to the Closing, and this Agreement and the Ancillary Agreements constitute valid and legally binding obligations of the Company, enforceable in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) to the extent the indemnification provisions contained in the Shareholders Agreement may be limited by applicable laws. The sale of the Shares and the subsequent conversion of the Shares into Conversion Shares are not and will not be subject to any preemptive rights or rights of first refusal.

2.3 Governmental Consents. No consent, approval, qualification, order or authorization of, or filing with, any local, state or federal governmental authority in the United States or the Cayman Islands is required on the part of the Company in connection with the Company’s valid execution, delivery or performance of this Agreement, the offer, sale or issuance of the Shares by the Company or the issuance of Conversion Shares, except (a) the filing of the

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Restated Charter with the Registrar of Companies of the Cayman Islands, and (b) such filings as have been made prior to the Closing, except for any notices of sale required to be filed with the Securities and Exchange Commission under Regulation D of the Securities Act of 1933 (the “Securities Act”), or such post-closing filings as may be required under applicable state securities laws, which will be timely filed within the applicable periods therefor.

2.4 Capitalization and Voting Rights.

(a) The authorized share capital of the Company consists of:

(i)	50,000,000 Preferred Shares, par value US$.001 per share (the “Preferred Shares”), 24,500,000 of which have been designated Series A Preferred Shares, all of which are issued and outstanding and owned by Symphony Technology II-A, L.P., and 25,500,000 of which have been designated Series B Preferred Shares, none of which is issued and outstanding. The rights, privileges and preferences of the Shares are as stated in the Restated Charter.

(ii)	55,600,000 Common Shares (“Common Shares”), par value US$.001 per share, of which no shares are issued and outstanding.

(b) Except as may be granted pursuant to this Agreement and the Ancillary Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or shareholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its securities.

(c) All issued and outstanding Common Shares and Preferred Shares (i) have been duly authorized and validly issued to the persons listed in the Schedule of Exceptions and are fully paid and nonassessable and (ii) were issued in compliance with all applicable United States state and federal and Cayman Islands law concerning the issuance of securities.

(d) The rights, preferences, privileges and restrictions of the Shares are as stated in the Restated Charter. Each outstanding series of Preferred Shares is convertible into Common Shares on a one-for-one basis as of the date hereof and the consummation of the transactions contemplated hereunder will not result in any anti-dilution adjustment or other similar adjustment to the outstanding Preferred Shares. The Common Shares into which the Shares convert have been duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Restated Charter and when the relevant entries have been made to the register of members of the Company with respect to such issuance (which the Company shall undertake to make upon Closing), the Shares and the Conversion Shares will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than liens and encumbrances created by or imposed upon Investor; provided, however, that the Shares and the Conversion Shares may be subject to restrictions on transfer under state and/or federal securities laws or as otherwise required by such laws at the time a transfer is proposed or pursuant to the terms of the Shareholders Agreement or the Voting Agreement.

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2.5 Subsidiary Capitalization.

(a) All of the outstanding share capital of STG, a Cayman Islands exempted company incorporated with limited liability (“STG”) is held by the Company. All of the outstanding capital stock of Symphony Enterprise Solutions S.àr.l., a corporation organized under the laws of Luxembourg (“LuxCo”) is held by STG. All of the outstanding capital stock of IMI Global Holdings Ireland Limited, a private company limited by shares incorporated under the laws of Ireland (“Irish 1”) is held by LuxCo. All of the outstanding capital stock of IMI Holdings Ireland Limited, a private company limited by shares incorporated under the laws of Ireland (“Irish 2”), and IMI North American Holdings Limited, a private company limited by shares incorporated under the laws of Ireland (“Irish 3”), is held by Irish 1. All outstanding shares of capital stock of STG, LuxCo and Irish 1 and its subsidiaries, including Irish 2 and Irish 3 (Irish 2 and Irish 3 shall be referred to as the “IrishCo Subs”) has been duly authorized and validly issued and is fully paid and nonassessable. “Company HoldCo” shall mean STG, LuxCo and Irish 1.

(b) Except as set forth on the Schedule of Exceptions, there are no outstanding (i) share capital, shares of capital stock of or other voting securities or ownership interests in any Company HoldCo, (ii) securities of any Company HoldCo convertible into or exchangeable for share capital, shares of capital stock or other voting securities or ownership interests in such Company HoldCo or (iii) options or other rights to acquire from any Company HoldCo, or other obligation of any Company HoldCo to issue, any share capital, capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for share capital, capital stock or other voting securities or ownership interests in such Company HoldCo (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company HoldCo Securities”). There are no outstanding obligations of any Company Holdco or any of their subsidiaries to repurchase, redeem or otherwise acquire any of the Company Holdco Securities.

(c) Except as set forth on the Schedule of Exceptions, all of the outstanding capital stock of or other voting securities or ownership interests in each IrishCo Sub is owned by Irish 1, directly or indirectly. There are no outstanding (i) securities of the Irish 1 or any IrishCo Sub or any other subsidiary owned by Irish 1 convertible into or exchangeable for shares of capital stock of or other voting securities or ownership interests in any such company or (ii) options or other rights to acquire from Irish 1 or any IrishCo Sub or any other subsidiary owned by Irish 1, or other obligation of Irish 1 or any IrishCo Sub or any other subsidiary owned by Irish 1 to issue, any capital stock of or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock of or other voting securities or ownership interests in, such company (the items in clauses (i) and (ii) being referred to collectively as the “Sub Securities”). There are no outstanding obligations of any Affiliated Company to repurchase, redeem or otherwise acquire any of the Sub Securities.

2.6 Subsidiaries. Except as set forth in the Schedule of Exceptions, the Company owns or controls, directly or indirectly, one hundred percent (100%) of all of its subsidiary entities including the entities listed on Exhibit C, free and clear of any lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or ownership interest) with respect to outstanding capital stock of or other voting securities or ownership interests in each Affiliated Company. Except as set forth on the

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Schedule of Exceptions, the Company is not a participant in any joint venture, partnership, limited liability company or similar arrangement.

2.7 Financial Statements. There are no liabilities other than amounts due for local taxes or other governmental charges not in excess of US$200,000 owed to any third parties by the Company, STG or LuxCo. The Company has made available to the Investor (a) the unsigned/draft audited balance sheet of Irish 1 as at April 30, 2003 and the unsigned/draft audited statement of income and cash flows of Irish 1 for the period from the date of incorporation, November 8, 2002 to April 30, 2003, (collectively, the “Financial Statements”) and (b) the unaudited balance sheet of Irish 1 as at June 30, 2003 (the “Statement Date”) and unaudited consolidated statements of income of the operations acquired by Irish 1 for the 12 months ending on the Statement Date (collectively, the “Management Statements”). The unsigned/draft audited Financial Statements of Irish 1, together with the notes thereto, have been prepared in accordance with applicable Irish law and accounting standards generally accepted in Ireland applied on a consistent basis throughout the periods indicated, except as disclosed therein, and present fairly the financial condition and position of Irish 1 as of April 30, 2003; provided, however, that the unsigned/draft audited Financial Statements may be subject to final year-end audit adjustments (which are not material either individually or in the aggregate). The unaudited Management Statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated and present fairly the financial condition and position of the Irish 1 as of the Statement Date; provided, however, that these are subject to normal recurring year-end audit adjustments (which are not material either individually or in the aggregate), and do not contain statements of cash flows or any of the footnotes required under U.S. generally accepted accounting principles for full financial statements.

2.8 Agreements; Action.

(a) There are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which any of the Affiliated Companies is a party or by which it is bound that may involve (i) obligations (contingent or otherwise) of, or payments to any Affiliated Company in excess of, US$100,000 (other than obligations of, or payments to, any Affiliated Company arising from purchase or sale agreements entered into in the ordinary course of business), (ii) transfer or license of any patent, copyright, trade secret or other proprietary right to or from any Affiliated Company (other than any Affiliated Company’s customer agreements and licenses by any Affiliated Company of “off the shelf” or other standard products), (iii) provisions restricting or affecting the development, manufacture or distribution of any Affiliated Company’s products or services, (iv) indemnification by an Affiliated Company with respect to infringements of proprietary rights (other than to licensees of its software, persons from whom it licenses software, and/or in connection with OEM agreements or agreements either granting third parties the right to resell or relicense an Affiliated Company’s software or granting an Affiliated Company the right to resell or relicense a third party’s software, all of which indemnities were entered into in the ordinary course of business); or (v) agreements not to compete with any person or entity or not to engage in any particular line of business.

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(b) Since January 21, 2003, none of the Affiliated Companies has (i) declared or paid any dividends or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or any other liabilities (other than with respect to dividend obligations, distributions, indebtedness and other obligations incurred in the ordinary course of business or as disclosed in the Financial Statements) individually in excess of US$100,000 or in excess of US$250,000 in the aggregate, or (iii) made any loans or advances to any person, other than ordinary advances for travel expenses or loans or advances to other Affiliated Companies; or (iv) sold, exchanged or otherwise disposed of any of its material assets or rights, other than the sale of its inventory in the ordinary course of business.

(c) For the purposes of subsections (b) and (c) above, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same person or entity (including persons or entities any Affiliated Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

2.9 Related-Party Transactions. There are no obligations of the Affiliated Companies to their respective officers, directors, shareholders, or employees other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of the Affiliated Companies and (c) for other standard employee benefits made generally available to all employees (including stock option agreements). None of the officers, directors or, to any Affiliated Company’s knowledge, key employees or shareholders of the Affiliated Companies or any members of their immediate families, is indebted to any Affiliated Company or has any direct or indirect ownership interest in any firm or corporation with which any Affiliated Company is affiliated or with which any Affiliated Company has a business relationship, other than (i) passive investments in publicly traded companies (representing less than 1% of such company) and (ii) service as a board member of a company due to a person’s affiliation with a venture capital fund or similar institutional investor in such Company. No officer, director or shareholder, or any member of their immediate families, is, directly or indirectly, interested in any material contract with any Affiliated Company (other than employment or employment-related agreements and such contracts as relate to any such person’s ownership of shares or other securities of the Company).

2.10 Registration Rights; Voting Rights. At Closing, except as provided in the Shareholders Agreement, the Affiliated Companies shall not be obligated to register under the Securities Act any of its presently outstanding securities or any of its securities that may subsequently be issued. Except as set forth in the Schedule of Exceptions and as contemplated in the Voting Agreement, no shareholder of the Affiliated Companies has entered into any agreement with respect to the voting of equity securities of the Affiliated Companies.

2.11 Compliance With Law; Permits. To the knowledge of the Affiliated Companies, none of the Affiliated Companies is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which violation would materially and adversely affect the business, assets, financial condition or operations of Affiliated Companies, taken as a whole (a “Material Adverse Effect”). Each of the Affiliated Companies has all franchises, permits, licenses and any similar authority necessary for the

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conduct of its business as now being conducted by it, the lack of which could result in a Material Adverse Effect.

2.12 Compliance With Other Instruments. None of the Affiliated Companies is in violation or default of any term of its charter documents, each as amended, or of any provision of any mortgage, indenture, contract, agreement, instrument or contract to which it is a party or by which it is bound or of any judgment, decree, order or writ other than any such violation that would not, individually or in the aggregate, have a Material Adverse Effect. The execution, delivery, and performance of and compliance with this Agreement, and the Ancillary Agreements, and the issuance and sale of the Shares pursuant hereto and the issuance of Conversion Shares pursuant to the Restated Charter, will not, with or without the passage of time or giving of notice, result in any such material violation by any Affiliated Company, or be in conflict with or constitute a material default by any Affiliated Company under any such term, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of any Affiliated Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to any Affiliated Company, its business or operations or any of its assets or properties. To the knowledge of the Affiliated Companies, each Affiliated Company has avoided every condition, and has not performed any act, the occurrence of which would result in any Affiliated Company’s loss of any material right granted under any license, distribution agreement or other agreement required to be disclosed on the Schedule of Exceptions.

2.13 Litigation. There is no action, suit, proceeding, investigation, audit, arbitration or proceeding, including but not limited to any intellectual property related or tax matters, pending or, to the Affiliated Companies’ knowledge, currently threatened before any court, arbitrator or governmental body, against the Affiliated Companies that questions the validity of this Agreement or the Ancillary Agreements or the right of the Company to enter into such agreements, or to consummate the transactions contemplated hereby or thereby, or that is likely to result, either individually or in the aggregate, in any Material Adverse Effect, or in any material change in the intellectual property assets or in the current equity ownership of any of the Affiliated Companies, nor is the Company aware that there is any basis for the foregoing. None of the Affiliated Companies is a party to, or to its knowledge, subject to any order, writ, injunction, judgment or decree of any court, government agency or instrumentality. There is no action, suit or proceeding by any of the Affiliated Companies currently pending or that any of the Affiliated Companies currently intends to initiate. None of the following individuals have been investigated by the Securities Exchange Commission or Nasdaq or any self-regulated trading organization, sued for fraud, securities law violations or has been adjudicated guilty of, or pled no contest to, a felony: Romesh Wadhwani, Bryan Taylor, Timothy Campbell, Robert Evans and Richard Long.

2.14 Title to Property and Assets; Leases. Except (a) for liens for current taxes not yet delinquent, (b) for liens imposed by law and incurred in the ordinary course of business for obligations not past due to carriers, warehousemen, laborers, materialmen and the like, (c) for liens in respect of pledges or deposits not delinquent under workers’ compensation laws or similar legislation, or (d) for minor defects in title, none of which, individually or in the aggregate, materially interferes with the ownership, if applicable, or use of such property, each of the Affiliated Companies has good and marketable title to its property and assets, including but

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not limited to intellectual property assets, and good title to its leasehold estates, free and clear of all mortgages, liens, claims and encumbrances.

2.15 Changes. Since the January 21, 2003, there has not been, to each of the Affiliated Companies’ knowledge:

(a) any damage, destruction or loss, whether or not covered by insurance that would result in a Material Adverse Affect;

(b) any waiver by the Affiliated Companies of a material right or of a material debt owed to it;

(c) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by any of the Affiliated Companies, except in the ordinary course of business and except for any satisfaction or discharge that is not a Material Adverse Effect;

(d) any change in any material contract or arrangement by which any of the Affiliated Companies is bound, except in the ordinary course of business and except for any change that is not a Material Adverse Effect;

(e) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;

(f) any sale, assignment or exclusive license or similar transfer by any Affiliated Company of any patents or patent applications, trademarks or trademark applications, service marks, trade names, corporate names, copyrights or copyright registrations, trade secrets or other intangible assets;

(g) any declaration, payment, setting aside or other distribution of cash or other property to its shareholders with respect to its capital stock or other equity securities; or

(h) any agreement or commitment by any of the Affiliated Companies to do any of the things described in this Section 2.15.

2.16 Intellectual Property.

(a) Each of the Affiliated Companies owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes necessary for its business as now conducted, without any known infringement (but without having conducted any special investigation or patent search) of the rights of others. Except as set forth on the Schedule of Exceptions, there are no outstanding options, licenses, assignments or agreements of any kind relating to the foregoing proprietary rights other than non-exclusive licenses granted in the ordinary course of business, nor is any of the Affiliated Companies bound by or a party to any options, licenses, assignments or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes of any other person or entity other than such licenses or agreements arising from the purchase of “off the shelf” or standard products and other than options, licenses or agreements involving

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obligations of any Affiliated Companies not in excess of US$50,000. The Affiliated Companies have taken all actions reasonably necessary to maintain confidentiality of their confidential information and have, to their knowledge, taken appropriate measures, consistent with industry standards, to protect their intellectual property rights.

(b) None of the Affiliated Companies has received any written communications challenging or seeking to deny or restrict the Affiliated Companies’ intellectual property or alleging that such Affiliated Company has infringed, misappropriated or otherwise violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is any of the Affiliated Companies aware of any basis therefor.

(c) None of the Affiliated Companies is aware that any of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with their duties to the Affiliated Company. None of the Affiliated Companies believes it is or will be necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by such Affiliated Company, except for inventions, trade secrets or proprietary information that have been assigned to such the Affiliated Company. The Affiliated Companies have engaged in the standard practice of requiring the execution of a proprietary information and invention agreement by all technical employees.

2.17 Employees. None of the Affiliated Companies has collective bargaining agreements with any of its employees. There is no labor union organizing activity pending or, to any of the Affiliated Companies’ knowledge, threatened with respect to any of the Affiliated Companies. Except as set forth in the Schedule of Exceptions, none of the Affiliated Companies is a party to or bound by any currently effective employment contract, deferred compensation arrangement, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement. To the Affiliated Companies’ knowledge, no employee of any of the Affiliated Companies, nor any consultant with whom any of the Affiliated Companies has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, any of the Affiliated Companies; and to the Affiliated Companies’ knowledge the continued employment by any of the Affiliated Companies of its present employees, and the performance of the Affiliated Companies’ contracts with its independent contractors, will not result in any such violation. No employee of any of the Affiliated Companies has been granted the right to continued employment by any of the Affiliated Companies or to any material compensation following termination of employment with any of the Affiliated Companies. None of the Affiliated Companies is aware that any officer, key employee or group of employees intends to terminate his, her or their employment with any of the Affiliated Companies, nor does any of the Affiliated Companies have a present intention to terminate the employment of any officer, key employee or group of employees. There are no actions pending, or to the Affiliated Companies’ knowledge, threatened in writing, by any former or current employee concerning such person’s employment by the Affiliated Companies.

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2.18 Tax Returns, Payments and Elections. Each of the Affiliated Companies has timely filed all tax returns and reports, in form and substance, as required by law, except where the failure to do so would not have a Material Adverse Effect, or received timely extensions therefor. Each of the Affiliated Companies has paid all taxes, fees, governmental fees and other assessments or charges due, except those contested by it in good faith. None of the Affiliated Companies has had any tax deficiency proposed or assessed against it and has not executed any waiver of any statute of limitations on the assessment or collection of any tax or governmental charge. None of the Affiliated Companies’ income tax returns, whether federal or state, income or franchise tax or sales or use tax returns in the United States or other sovereign nation has ever been audited by governmental authorities.

2.19 Offering Valid. Assuming the accuracy of the representations and warranties of Investor contained in Section 3.2 hereof, the offer, sale and issuance of the Shares and the Conversion Shares will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Affiliated Companies nor any agent on their behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of such Shares by the Affiliated Companies within the registration provisions of the Securities Act or any state securities laws.

2.20 Environmental Matters. Except as would not reasonably be expected to have, in the aggregate, a Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the knowledge of the Affiliated Companies, is threatened by any governmental entity relating to or arising out of any environmental law; (ii) to their knowledge, the Affiliated Companies are and have been in compliance with all environmental laws and all environmental permits; and (iii) there are no liabilities of or relating to the Affiliated Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any environmental law, and there are no facts, conditions, situations or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.

2.21 Insurance. Each Affiliated Company maintains such insurance policies in coverage and amounts consistent with standard industry practice. Except as would not reasonably be expected to have in the aggregate, a Material Adverse Effect, no notice, demand, or claim has arisen under any insurance policy and no liabilities or any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise has arisen under any policy and, to the Affiliated Companies’ knowledge, there are no facts, conditions, situations or sets of circumstances that would reasonably be expected to result in or be the basis for any such liability.

2.22 Full Disclosure. Each of the Affiliated Companies has provided the Investor with all information requested by the Investor in connection with its decision to purchase the Shares, including all information that the Company believes is reasonably necessary to make such investment decision. To the Company’s knowledge, none of this Agreement, the exhibits hereto,

10

the Ancillary Agreements or any other document delivered by any of the Affiliated Companies to the Investor or its attorneys or agents in connection herewith or therewith at the Closing, contain any untrue statement of a material fact nor, to the Company’s knowledge, omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

3. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company, that:

3.1 Requisite Power and Authority. Investor has all necessary power and authority to execute and deliver this Agreement and the Ancillary Agreements and to carry out their provisions. All action on Investor’s part required for the lawful execution and delivery of this Agreement and the Ancillary Agreements has been taken. Upon their execution and delivery, this Agreement and the Ancillary Agreements will be valid and binding obligations of Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, (b) as limited by general principles of equity that restrict the availability of equitable remedies, and (c) to the extent that the enforceability of the indemnification provisions of the Shareholders Agreement may be limited by applicable laws.

3.2 Investment Representations. Investor understands that neither the Shares nor the Common Shares issued or issuable upon conversion thereof have been registered under the Securities Act and Investor does not have the protection afforded by Section 11 of the Securities Act. Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Investor’s representations contained in the Agreement. Investor hereby represents and warrants as follows:

(a) Investor has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Investor must bear the economic risk of this investment indefinitely unless the Shares or the Conversion Shares are registered pursuant to the Securities Act, or an exemption from registration is available. Investor understands that the Company has no present intention of registering the Shares, the Conversion Shares or any of its Common Shares. Investor also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow Investor to transfer all or any portion of the Shares or the Conversion Shares under the circumstances, in the amounts or at the times Investor might propose.

(b) Investor is acquiring the Shares and the Conversion Shares for Investor’s own account for investment only, and not with a view towards their distribution.

(c) Investor represents that by reason of its, or of its management’s, business or financial experience, Investor has the capacity to protect its own interests in connection with the transactions contemplated in this Agreement and the Ancillary Agreements. Further, Investor is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement.

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(d) Investor represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

(e) Investor has received and read the Financial Statements and has had an opportunity to discuss the Company’s business, management and financial affairs with directors, officers and management of the Company and has had the opportunity to review the Company’s operations and facilities. Investor has also had the opportunity to ask questions of and receive answers from, the Company and its management regarding the terms and conditions of this investment. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of Investor to rely thereon.

(f) Investor acknowledges and agrees that the Shares, and, if issued, the Conversion Shares are “restricted securities” as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Investor has been advised or is aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

(g) The office of Investor in which its investment decision was made is located at the address of Investor set forth on the signature page hereof.

(h) If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any government or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. The Company’s offer and sale and Investor’s subscription and payment for and continued beneficial ownership of the Shares and Conversion Shares will not violate any applicable securities or other laws of Investor’s jurisdiction.

3.3 Transfer Restrictions. The Investor acknowledges and agrees that the Shares and, if issued, the Conversion Shares, are subject to restrictions on transfer as set forth in the Shareholders Agreement.

3.4 Legends. To the extent applicable, each certificate or other document evidencing any of the Shares or any Conversion Shares shall be endorsed with the legend set forth below, and the Investor covenants that, except to the extent such restrictions are waived by the Company, the Investor shall not transfer the shares represented by any such certificate without complying with the restrictions on transfer described in the legends endorsed on such certificate:

(a) The following legend under the Securities Act:

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“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR IF THE COMPANY IS PROVIDED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION AND QUALIFICATION UNDER FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED.”

(b) Any required legends pursuant to the Ancillary Agreements.

4. Conditions of the Investor’s Obligations at Closing. The obligations of the Investor to purchase the Shares at Closing are subject to the fulfillment or waiver on or before the Closing of each of the following conditions:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all material respects as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

4.2 Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

4.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the Cayman Islands or United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing, except any notices of sale required to be filed with applicable Cayman Islands or United States federal and state agencies, which will be timely filed within the applicable periods therefor.

4.4 Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to Investor and their special counsel, and Investor and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

4.5 Shareholders Agreement. The Company and the Investor shall have entered into the Shareholders Agreement in substantially the form attached hereto as Exhibit B.

4.6 Voting Agreement. The Company, the Investor and other parties named therein shall have entered into the Voting Agreement in substantially the form attached as Exhibit D.

4.7 Put Agreement. The Company, Investor and Symphony shall have entered into the Put Agreement in substantially the form attached as Exhibit L.

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4.8 Revolving Credit Agreement. Each of the Company and LuxCo shall have entered into separate Revolving Credit Agreements with the Investor, with such Revolving Credit Agreements substantially in the form attached as Exhibit J.

4.9 Opinion of Company Counsel. The Investor shall have received from Maples and Calder, Cayman Islands counsel for the Company, and from Pillsbury Winthrop, special United States counsel for the Company, an opinion addressed to them, dated the date of the Closing, in substantially the forms attached as Exhibit F-1 and F-2, respectively.

4.10 Board of Directors. Upon the Closing, the directors of the Company shall be Peter Yip, Raymond K. F. Chien, Daniel Widdicombe, Romesh Wadhwani and Bryan Taylor. The Board of Directors of the Company shall have established the Executive Committee with the powers laid out in the Executive Committee Charter in substantially the form attached hereto as Exhibit G. Upon the Closing, the members of the Executive Committee shall be Peter Yip, Romesh Wadhwani and Bryan Taylor.

4.11 Outsourcing Agreement. The Company, the Investor and other parties named therein shall have entered into the Outsourcing Agreement in substantially the form attached as Exhibit H.

4.12 Certificates. The Company’s secretary and an appropriate officer or director of the Company shall deliver to the Investor at the Closing (i) a secretary’s certificate and (ii) a certificate certifying that the conditions specified in Sections 4.1, 4.2 and 4.3 have been fulfilled, respectively, each in form and substance reasonably satisfactory to the Investor.

4.13 Material Adverse Effect. There shall have been no Material Adverse Effect since the date of this Agreement.

5. Conditions of the Company’s Obligations at Closing. The obligations of the Company to the Investor under this Agreement are subject to the fulfillment or waiver on or before the Closing of each of the following conditions by the Investor:

5.1 Representations and Warranties. The representations and warranties of the Investor contained in Section 3 shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

5.2 Performance of Obligations. The Investor shall have performed and complied with all agreements and conditions herein required to be performed or complied in all material respects with by the Investor on or before the Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the Cayman Islands or United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

5.4 Shareholders Agreement. The Company and the Investor shall have entered into the Shareholders Agreement in substantially the form attached as Exhibit B.

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5.5 Voting Agreement. The Company, the Investor and the other parties named therein shall have entered into the Voting Agreement in substantially the form attached as Exhibit D.

5.6 Board of Directors. Upon the Closing, the directors of the Company shall be Peter Yip, Raymond K. F. Chien, Daniel Widdicombe, Romesh Wadhwani and Bryan Taylor. The Board of Directors of the Company shall have established the Executive Committee with the powers laid out in the Executive Committee Charter in substantially the form attached hereto as Exhibit G. Upon the Closing, the members of the Executive Committee shall be Peter Yip, Romesh Wadhwani and Bryan Taylor.

5.7 Outsourcing Agreement. The Company, the Investor and other parties named therein shall have entered into the Outsourcing Agreement in substantially the form attached as Exhibit H.

5.8 Revolving Credit Agreement. Each of the Company and LuxCo shall have entered into separate Revolving Credit Agreements with the Investor, with such Revolving Credit Agreements substantially in the form attached as Exhibit J.

5.9 Guaranty. chinadotcom corporation shall have executed and delivered to the Company the Guaranty substantially in the form attached as Exhibit M.

6. Miscellaneous.

6.1 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties and supersedes all prior agreements and understandings, written or oral, between the parties relating to the subject matter hereof. No party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of the Agreement and the Ancillary Agreements.

6.2 Survival of Warranties. The warranties, representations and covenants of the Company and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing for a period of nine (9) months. The representations, warranties, covenants and obligations of the Company, and the rights and remedies that may be exercised by the Investor, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, the Investor or its representatives.

6.3 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including permitted transferees of any Shares sold hereunder or any Conversion Shares). Except as provided in Section 6.10 hereof, nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

15

6.4 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as applied to agreements among New York residents entered into and to be performed entirely within New York. The parties agree that any action brought by either party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the non-exclusive jurisdiction and venue of, any state or federal court located in the State of New York, City of New York, Borough of Manhattan.

6.5 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other parties.

6.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by facsimile transmission or sent by overnight or international courier to the last known address of the other party as set forth below or as specified in a notice sent in accordance with this Section 6.7. Any such notice or other communication shall be deemed received three (3) business days after delivery to the overnight courier, international courier or transmission of the facsimile, as the case may be.

6.8 Brokers/Finders’ Fees. Each party represents that it neither is nor will be obligated for any broker’s or finder’s fee or commission in connection with this transaction. The Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of any broker’s or finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Investor is responsible. The Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of any broker’s or finder’s fee (and the costs and expenses of defending against such liability or asserted liability) for which the Affiliated Companies or any of their officers, employees or representatives are responsible.

6.9 Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

6.10 Amendments and Waivers.

(a) This Agreement may be amended or modified only upon the written consent of the Company and holders of at least a majority of the then outstanding Shares (treated as if converted and including any Conversion Shares), and, with respect to Section 6.15 only, the holders of at least a majority of the then outstanding Series A Preferred Shares (treated as if converted and including any Common Shares issued upon conversion of such Series A Preferred Shares).

(b) The obligations of the Company and the rights of the holders of the Shares and the Conversion Shares under the Agreement may be waived only with the written consent of the

16

holders of at least a majority of the then outstanding Shares (treated as if converted and including any Conversion Shares).

(c) Any amendment or waiver effected in accordance with this section shall be binding upon the Company and each holder of any Shares or Conversion Shares.

6.11 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

6.12 Rights of Investor. Each holder of the Shares and Conversion Shares shall have the absolute right to exercise or refrain from exercising any right or rights that such holder may have by reason of this Agreement, including without limitation the right to consent to the waiver of any obligation of the Company under this Agreement and to enter into an agreement with the Company for the purpose of modifying this Agreement or any agreement effecting any such modification, and such holder shall not incur any liability to any other holder or holders of the Shares or Conversion Shares with respect to exercising or refraining from exercising any such right or rights.

6.13 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, the Ancillary Agreements or the Restated Charter, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the Investor’s part of any breach, default or noncompliance under this Agreement, the Ancillary Agreements or the Restated Charter or any waiver on such party’s part of any provisions or conditions of the Agreement, the Ancillary Agreements or the Restated Charter must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, the Ancillary Agreements or the Restated Charter, bylaw, or otherwise afforded to any party, shall be cumulative and not alternative.

6.14 Further Action. Each party shall do all things and execute and deliver all documents as may be necessary to consummate the transaction contemplated by this Agreement.

6.15 Termination of Foothill Facility. The Company agrees that reasonably promptly after the Closing which shall in any event not be later than ninety (90) days after Investor’s request, (i) all amounts outstanding under the Loan and Security Agreement dated as of January 27, 2003 by and among STG OMS Ireland Limited, Foothill Capital Corporation, and the other parties thereto (as such agreement may have been amended or supplemented) (the “Foothill Facility”) shall have been repaid in full and all other obligations thereunder satisfied, (ii) the Foothill Facility shall have been terminated, and (iii) all liens in collateral and other security interests granted under the Foothill Facility shall have been released and fully and finally discharged.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

CAYMAN FIRST TIER, a Cayman Islands exempted company incorporated with limited liability

By	/s/ Bryan Taylor
Bryan Taylor
Director

Address	c/o Symphony Technology Group
4015 Miranda Avenue, Second Floor
Palo Alto, CA 94304

Facsimile	(650) 935-9501

THE INVESTOR:

CHINADOTCOM CAPITAL LIMITED, a British Virgin Islands corporation

By	For and on behalf of
BABINGTON SERVICES LIMITED

	By	/s/ Daniel Widdicombe
Daniel Widdicombe

	Its	Authorized Signatory

Address	c/o chinadotcom corporation
34/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

Facsimile	852 2237 7227

SIGNATURE PAGE – CAYMAN FIRST TIER

SERIES B PREFERRED SHARE PURCHASE AGREEMENT

SCHEDULE A

SCHEDULE OF INVESTORS

Name	Number of Shares	Purchase Price
chinadotcom Capital Limited	25,500,000	US$	25,000,000

Total	25,500,000	US$	25,000,000

SA-1

EXHIBIT A

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

A-1

EXHIBIT B

SHAREHOLDERS AGREEMENT

B-1

EXHIBIT C

AFFILIATED COMPANIES INFORMATION

Entity Name	Entity Type	Country of Incorporation
STG	exempted company incorporated with limited liability	Cayman Islands

Symphony Enterprise Solutions SARL	société à responsabilité limitée unipersonnelle	Luxembourg

IMI Global Holdings Ireland Limited	private company limited by shares	Ireland

IMI Holdings Ireland Limited	private company limited by shares	Ireland

IMI North American Holdings Ireland Limited	private company limited by shares	Ireland

IMI Option Management Company Limited	private company limited by shares	Ireland

Industri-Matematik AB	limited liability company	Sweden

IMI Holding Corp.	Corporation	United States

Industri-Matematik International Corp.	Corporation	United States

Industri-Matematik American Operations Inc.	Corporation	United States

Industri-Matematik Corp.	Corporation	United States

Industri-Matematik Limited	private company limited by shares	United Kingdom

Industri-Matematik Nederland BV	a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands

Industri-Matematik Pty Limited	limited liability company	Australia

Industri-Matematik OY	limited liability company	Finland

Abalon AB	limited liability company	Sweden

Industri-Matematik Abalon AB	limited liability company	Sweden

Industri-Matematik GmbH	limited liability company	Germany

Ceratina International AB	limited liability company	Sweden

Ceratina Systems AB	limited liability company	Sweden

C-1

EXHIBIT D

VOTING AGREEMENT

D-1

EXHIBIT E

LIST OF SHAREHOLDERS

E-1

EXHIBIT F

OPINION OF COMPANY COUNSEL

F-1

EXHIBIT G

EXECUTIVE COMMITTEE CHARTER

G-1

EXHIBIT H

OUTSOURCING AGREEMENT

H-1

EXHIBIT I

COMPLIANCE CERTIFICATE

I-1

EXHIBIT J

REVOLVING CREDIT AGREEMENT

J-1

EXHIBIT K

SCHEDULE OF EXCEPTIONS

K-1

EXHIBIT L

PUT OPTION AGREEMENT

L-1

EXHIBIT M

GUARANTY

M-1

Exhibit 1.2

CAYMAN FIRST TIER

SHAREHOLDERS AGREEMENT

September 8, 2003

i

	6.5	Related Party Transactions	21
	6.6	Directors’ Liability and Indemnification	22
	6.7	Consolidation of Financial Statements	22
	6.8	Further Assurances	22
	6.9	Termination of Certain Covenants	23

7.	Miscellaneous		23
	7.1	Successors and Assigns	23
	7.2	Governing Law	23
	7.3	Counterparts; Facsimile Signatures	23
	7.4	Titles and Subtitles	23
	7.5	Notices	23
	7.6	Amendments and Waivers	23
	7.7	Severability	24
	7.8	Aggregation of Shares	24
	7.9	Entire Agreement	24

ii

SHAREHOLDERS AGREEMENT

THIS SHAREHOLDERS AGREEMENT is made as of September 8, 2003, by and among Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (the “Company”), Symphony Technology II-A, L.P., a Delaware limited liability partnership (the “Series A Investor”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“the Investor” and, together with the Series A Investor, the “Parties”).

RECITALS

WHEREAS, Series A Investor holds all of the issued and outstanding Series A Preferred Shares of the Company (the “Series A Shares”).

WHEREAS, the Investor is purchasing Series B Preferred Shares of the Company (the “Series B Shares”) pursuant to that certain Series B Preferred Share Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof; (the “Financing”).

WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

WHEREAS, in connection with the consummation of the Financing, and in order to induce the Series A Investor to agree to the transactions contemplated thereby, the parties desire to enter into this Agreement in order to grant certain rights to the Series A Investor as set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	General Provisions.

1.1	Definitions. For purposes of this Agreement:

(a) “Acquisition” shall mean (i) (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company’s voting power is transferred, provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

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(b) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(c) “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC in lieu of Form S-3 or, as applicable, Form F-3, that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

(d) “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee of record thereof in accordance with Section 3.10 hereof.

(e) “Initial Offering” means the Company’s first firm commitment underwritten public offering of its Common Shares registered under the Securities Act for a total offering of not less than thirty million dollars ($30,000,000) before deduction of underwriters commissions and expenses.

(f) “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement or document.

(g) “Registration Expenses” shall mean all expenses incurred by the Company in complying with Sections 3.1, 3.2 and 3.3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and accountants for the Company.

(h) “Registrable Securities” means (i) the Common Shares issuable or issued upon conversion of the Shares, (ii) any Common Shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) above, (iii) for purposes of Section 3, but excluding Section 3.1, only, the Common Shares issuable or issued upon conversion of the Series B Shares and (iv) for purposes of Section 3, but excluding Section 3.1, only, any Common Shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (iii) above. Notwithstanding the foregoing, Registrable Securities shall not include any securities (i) sold by a person to the public either pursuant to a registration statement or Rule 144, (ii) sold in a private transaction in which the transferor’s rights under Section 3 of this Agreement are not assigned or (iii) held by a Holder (together with its affiliates) if, as reflected on the Company’s register of members, such Holder (together with its affiliates) holds less than 5% of the Company’s outstanding Common Shares (treating all Preferred Shares on an as converted basis), the Company has completed its Initial Offering and all Common Shares of the Company issuable or issued upon conversion of the Shares held by and issuable to such Holder (and its affiliates) may be sold pursuant to Rule 144 during any ninety (90) day period.

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(i) The number of shares of “Registrable Securities then outstanding” shall be determined by the number of Common Shares outstanding which are, and the number of Common Shares issuable pursuant to then exercisable or convertible securities which are exercisable or convertible into, Registrable Securities.

(j) “Securities Act” means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(k) “SEC” shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(l) “Selling Expenses” shall mean all underwriting discounts and selling commissions applicable to the sale of securities.

(m) “Series B Shares” shall mean (i) the Series B Shares issued pursuant to the Purchase Agreement and held by the Investor, (ii) the Common Shares issuable or issued upon conversion of the shares referenced in (i) and (iii) any Common Shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) or (ii) above.

(n) “Shares” shall mean the Series A Shares held by the Series A Investor and its permitted assigns.

(o) “Special Registration Statement” shall mean (i) a registration statement relating to any employee benefit plan or (ii) any registration statements with respect to any corporate reorganization or transaction as defined under Rule 145 of the Securities Act and any registration statements related to the issuance or resale of securities issued in such a transaction, (iii) a registration related to shares issued upon conversion of debt securities, or (iv) any registration on any form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

2.	Restrictions on Transfer.

2.1	General Restrictions on Transfer.

(a) The Parties each agrees not to make any disposition of all or any portion of the Shares, Registrable Securities or Series B Shares held by it unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) (A) The transferee has agreed in writing to be bound by the terms of this Agreement, (B) the transferring shareholder shall have notified the Company of the

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proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and (C) if reasonably requested by the Company, the transferring shareholder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act. After its Initial Offering, the Company will not require the transferee to be bound by the terms of this Agreement, but in such case, the transferee shall not be entitled to the benefits of this Agreement.

(b) Notwithstanding the provisions of Section 2.1(a) above, no such restriction shall apply to a transfer by a shareholder that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests, (B) a corporation transferring to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the corporation, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an entity transferring to a majority-owned subsidiary or a parent entity that owns a majority of the ownership interests of the entity or (E) an individual transferring to the individual’s family member or trust for the benefit of an individual; provided that in each case the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if such transferee were an original Investor or Series A Investor hereunder. Notwithstanding the provisions of Section 2.1(a) above, no such restriction shall apply to a transfer to another Party or an affiliate of another Party.

(c)	Legends.

(i) Each certificate representing Shares, Registrable Securities or Series B Shares shall be stamped or otherwise imprinted with legends substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF FEDERAL AND STATE SECURITIES LAWS OR IF THE COMPANY IS PROVIDED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION AND QUALIFICATION UNDER FEDERAL AND STATE SECURITIES LAWS IS NOT REQUIRED.

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS AGREEMENT BY AND BETWEEN THE SHAREHOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.

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(ii) The Investor and the Series A Investor agree that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in Section 2.1(c)(i) to enforce the provisions of this Agreement and the Company agrees to promptly do so. The legend referred to in Section 2.1(c)(i) may be removed for the Investor or the Series A Investor upon the termination of the obligations applicable to such Investor or Series A Investor under this Agreement.

(d) The Company shall be obligated to reissue promptly unlegended certificates at the request of any Holder thereof if the Company has completed its Initial Offering and the Holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the securities proposed to be disposed of may lawfully be so disposed of without registration, qualification and legend.

(e) Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to such securities shall be removed upon receipt by the Company of an order of the appropriate blue sky authority authorizing such removal.

2.2 Series A Transfer Restrictions.

(a) The Series A Investor agrees not to make any disposition of all or any portion of the Shares or Registrable Securities to any party other than the Investor (or one of its affiliates) prior to the date that is twenty-four (24) months after the date hereof (the “Allowable Liquidity Date”) without the written consent of the Investor.

(b) Notwithstanding the provisions of Section 2.2(a) above, no such restriction shall apply to a transfer by the Series A Investor or a transferee of the Series A Investor that is (A) a partnership transferring to its partners or former partners in accordance with partnership interests, (B) a corporation transferring to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the corporation, (C) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company, (D) an entity transferring to a majority-owned subsidiary or a parent entity that owns a majority of the ownership interests of the entity or (E) an individual transferring to the individual’s family member or trust for the benefit of an individual; provided that in each case the Series A Investor shall inform the Investor of such transfer prior to effecting it and the transferee shall furnish the Investor with a written agreement to be bound by and comply with all provisions of this Agreement to the same extent as if such transferee were the original Series A Investor hereunder. Notwithstanding the provisions of Section 2.2(a) above, no such restriction shall apply to a transfer to the Investor (or one of its affiliates).

(c) The provisions of this Section 2.2 shall terminate on the earlier to occur of an Acquisition or the Initial Offering or exercise of the Put Option (as defined in that certain Put Agreement of even date herewith by and between the Parties).

2.3 Series A Right of First Refusal and Co-Sale Right.

(a) If the Investor proposes to Transfer any Series B Shares (the “Transfer Shares”), then the Investor shall promptly give written notice (the “Notice”) simultaneously to the Series A

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Investor at least thirty (30) days prior to the closing of such Transfer. The Notice shall describe in reasonable detail the proposed Transfer including, without limitation, the number of Series B Shares to be transferred, the nature of such Transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. For the purposes of this Section 2.3 and subject to Section 2.3(h), the “Transfer” shall include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by request, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Series B Shares.

(b) The Series A Investor shall have a right of first refusal to purchase some or all, in the sole discretion of the Series A Investor, of the Transfer Shares on the same terms and subject to the same conditions specified in the Notice (the “Series A Right of First Refusal”). In addition, the Series A Investor shall have the right to participate in such Transfer of Transfer Shares on the same terms and subject to the same conditions specified in the Notice (the “Series A Co-Sale Right”). The Series A Investor may sell pursuant to the Series A Co-Sale Right all or any part of that number of shares equal to the product obtained by multiplying (i) the aggregate number of Transfer Shares covered by the Notice by (ii) a fraction, the numerator of which is the number of shares of Registrable Securities owned by the Series A Investor at the time of the Transfer and the denominator of which is the sum of the number of Registrable Securities owned by the Series A Investor plus the number of Series B Shares owned by the Investor.

(c) The Series A Investor shall have fifteen (15) days from receipt of the Notice to notify the Investor of its desire to exercise, in whole or in part, the Series A Right of First Refusal and the Series A Co-Sale Right. In the event that the Series A Investor elects not to exercise the Series A Right of First Refusal, then the Series A Investor shall have the right to exercise the Series A Co-Sale Right with respect to the aggregate number of Transfer Shares being sold to a third party.

(d) If the Series A Investor who elects to exercise its Series A Co-Sale Right, in whole or in part, then the Series A Investor shall effect its participation in the Transfer by promptly delivering to the Investor for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent:

(i) the number of Common Shares that the Series A Investor elects to sell; or

(ii) that number of Series A Shares which is at such time convertible into the number of Common Shares which the Series A Investor elects to sell; provided, however, that if the prospective purchaser objects to the delivery of Series A Shares in lieu of Common Shares, the Series A Investor shall convert such Preferred Shares into Common Shares and deliver Common Shares as provided in Section 2.3(d)(i) above. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser.

(e) The share certificate or certificates that the Series A Investor delivers to the Investor pursuant to Section 2.3(d) shall be transferred to the prospective purchaser in consummation of

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the sale of the Transfer Shares pursuant to the terms and conditions specified in the Notice, and the Investor shall concurrently therewith remit to the Series A Investor that portion of the sale proceeds to which the Series A Investor is entitled by reason of its participation in such sale. To the extent that any prospective purchaser or purchasers prohibits such assignment or otherwise refuses to purchase shares or other securities from the Series A Investor exercising its rights of co-sale hereunder, the Investor shall not sell to such prospective purchaser or purchasers any Transfer Shares unless and until, simultaneously with such sale, the Investor shall purchase such shares or other securities from the Series A Investor on the same terms and conditions specified in the Notice.

(f) The exercise or non-exercise of the rights of the Series A Investor hereunder to participate in one or more Transfers made by the Investor shall not adversely affect their rights to participate in subsequent Transfers subject to this Section 2.3.

(g) If the Series A Investor elects not to exercise its Series A Right of First Refusal or Series A Co-Sale Right in their entirety, the Investor may, not later than sixty (60) days following delivery of the Notice, consummate the Transfer covered by the Notice on terms and conditions not materially more favorable to the transferor than those described in the Notice. Any proposed transfer on terms and conditions materially more favorable than those described in the Notice, as well as any subsequent proposed Transfer of Series B Shares, shall again be subject to the Series A Right of First Refusal or Series A Co-Sale Right and shall require compliance by the Investor with the procedures described in this Section 2.3.

(h) Notwithstanding the foregoing, the Series A Co-Sale Right and the Series A Right of First Refusal shall not apply to any transfers that are allowed pursuant to the first sentence of Section 2.1(b) hereof; provided that in the event of any such transfer, the Investor shall inform the Series A Investor of such transfer prior to effecting it and the transferee shall furnish the Series A Investor with a written agreement to be bound by and comply with all provisions of this Agreement.

(i) Notwithstanding the foregoing, the provisions of Section 2.3 shall not apply to the sale of any Series B Share to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act.

3.	Series A Registration Rights.

3.1	Demand Registration.

(a) Subject to the conditions of this Section 3, and provided that an Approved Sale has not closed as a result of the Series A Investor exercising Drag Along rights pursuant to Section 5.4, if the Company shall receive at any time after the Allowable Liquidity Date, a written request from Holders who hold a majority of the Series A Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of a majority of the Series A Registrable Securities then outstanding and a prior request has not resulted in an Initial Offering, then the Company shall:

(i) within ten (10) days of the receipt thereof, give written notice of such registration request to all Holders; and

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(ii) effect as soon as practicable the registration under the Securities Act of all Registrable Securities that the Holders request to be registered, subject to the limitations of Section 3.1(b).

(b) If the Holders initiating the registration request hereunder (“Series A Initiating Holders”) intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 3.1(a) and the Company shall include such information in the written notice referred to in Section 3.1(a). The underwriter or underwriters shall be selected by the Series A Initiating Holders and shall be a reputable investment bank and shall be reasonably acceptable to the Company. In such event, the right of any Holder to include its Registrable Securities in the registration shall be conditioned upon the Holder’s participation in the underwriting and the inclusion of the Holder’s Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through the underwriting shall, together with the Company, enter into an underwriting agreement in customary form with the underwriter or underwriters selected for the underwriting. Notwithstanding any other provision of this Section 3.1, if the underwriter advises the Series A Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Series A Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Series A Initiating Holders, in proportion (as nearly as practicable) to the amount of Registrable Securities owned by each Holder; provided, however, that the number of shares of Registrable Securities to be included in such underwriting shall not be reduced unless all other securities that are not Registrable Securities are first entirely excluded from the underwriting. Except as provided above, the registration statement filed pursuant to the request of the Series A Initiating Holders may, subject to the provisions of Section 3.6, include other securities of the Company with respect to which registration rights have been granted, and may include securities of the Company being sold for the account of the Company.

(c) Notwithstanding the foregoing, if the Company shall furnish to the Series A Initiating Holders a certificate signed by the Chairman or Secretary of the Board of Directors of the Company (the “Board”) acting pursuant to approved resolution of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its shareholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for a period of not more than one hundred twenty (120) days after receipt of the request of the Series A Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve-month period.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 3.1:

(i) In the case of the Initial Offering only, if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration and the Company if it proposes to sell securities for its own account, propose to sell

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Registrable Securities and such other securities (if any) at an aggregate price to the public (before deduction of any Selling Expenses) of less than $30,000,000;

(ii) In the case of the Initial Offering only, if the Holders do not propose to distribute the Registrable Securities covered by their request by means of an underwriting managed by an underwriter that is a reputable investment bank;

(iii) If the Series A Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 3.3 below; or

(iv) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

3.2 Piggyback Registration Rights. If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its shares or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a Special Registration Statement), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within fifteen (15) days after provision of written notice by the Company in accordance with Section 7.5, the Company shall, subject to the provisions of Section 3.6, cause to be registered under the Securities Act all of the Registrable Securities that each such Holder has requested to be registered. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

3.3 Form S-3 Registration Rights. If, after the Allowable Liquidity Date, the Company receives from any Holder or Holders a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

(a) promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b) as soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after provision of written notice by the Company in accordance with Section 7.5; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 3.3:

(i) if Form S-3 is not available for such offering by the Holders;

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(ii) if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or President of the Company stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company and its shareholders for such Form S-3 registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than one hundred twenty (120) days after receipt of the request of the Holder or Holders under this Section 3.3; provided, however, that the Company shall not utilize this right more than once in any twelve (12) month period;

(iii) if in a given twelve (12) month period, after the Company has effected one such registrations on Form S-3 pursuant to this Section 3.3 in such period;

(iv) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form S-3 at an aggregate price to the public of less than $1,000,000; or,

(v) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c) Subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders.

3.4 Obligations of the Company. Whenever required under this Section 3 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or until the distribution contemplated in the Registration Statement has been completed, if a shorter period (the “Effectiveness Period”); provided, however, that (i) the Effectiveness Period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration at the request of an underwriter of Common Shares (or other securities) of the Company; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, the Effectiveness Period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold up to 180 days, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (A) includes any prospectus required by Section 10(a)(3) of the Securities Act or (B) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be

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included in (A) and (B) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement. In the event that, in the judgment of the Company, it is advisable to suspend use of the prospectus relating to such registration statement for a discrete period of time (a “Deferral Period”) due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes public disclosure will be prejudicial to the Company, the Company shall deliver a certified resolution of the Board, signed by a duly authorized officer of the Company, to each Holder of Registrable Securities covered by such registration statement, to the effect of the foregoing and, upon receipt of such certificate, such Holders agree not to dispose of such Holders’ Registrable Securities covered by such registration or prospectus (other than in transactions exempt from the registration requirements under the Securities Act); provided, however, that such Deferral Period shall be no longer than forty-five (45) days. The Effectiveness Period shall be extended for a period of time equal to such Deferral Period. In the event that a Holder receives a notice from the Company informing the Holder of the existence of a Deferral Period, such Holder shall be required to keep such existence confidential.

(b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

(c) Furnish to the Holders of Registrable Securities covered by such registration statement such numbers of copies of a prospectus, including a preliminary prospectus, and any amendment or supplement thereto and a reasonable number of copies of the then-effective registration statement and any post-effective amendment thereto, all in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of such Registrable Securities.

(d) Use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform such Holder’s obligations under such an agreement.

(f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and at the request of any such Holder prepare and furnish to such Holder a reasonable number of copies of a supplement or an

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amendment to such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. In the event that a Holder receives such a notice from the Company, the Holder agrees to keep such suspension confidential.

(g) Cause all such Registrable Securities registered pursuant hereunder to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed.

(h) Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

(i) Use its reasonable best efforts to furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this Section 3, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 3, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) in the case of an underwritten public offering a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

(j) Cause the Company’s officers, directors and independent certified public accountants to supply all information reasonably requested by a representative of any Holder of Registrable Securities, and any attorney or accountant retained by such Holder, in connection with such registration; provided, however, that such representatives, attorneys or accountants shall, at the request of the Company, enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

(k) Otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen (18) months, beginning with the first month after the effective date of the registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act.

3.5 Expenses of Registration.

(a) Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 3.1 or any

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registration under Section 3.2 or Section 3.3 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder shall be borne by the Holders of the securities so registered pro rata on the basis of the number of shares so registered.

(b) Notwithstanding Section 3.5(a), the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 3.1 or Section 3.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all participating Holders shall bear such expenses); provided, however, that if such withdrawal occurs prior to the date the registration statement shall have become effective and at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, prospects, properties or results of operations of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Holders shall not be required to pay any of such expenses.

3.6 Underwriting Requirements. In connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under Section 3.2 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters), and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters reasonably believe will not jeopardize the success of the offering (the securities so included to be apportioned first to the Holders pro rata according to the total amount of Registrable Securities entitled to be included therein or in such other proportions as shall mutually be agreed to by such selling Holders and only after inclusion of all Registrable Securities requested to be included, then to other shareholders) but in no event shall the amount of securities of the selling Holders included in the offering be reduced below fifty percent (50%) of the total amount of securities included in such offering, unless such offering is the Initial Offering and is not undertaken pursuant to Section 3.1, in which case the Holders may be excluded if the underwriters make the determination described above and no other shareholder’s securities are included. For purposes of apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership, limited liability company or corporation, the partners, retired partners, members and shareholders of such Holder, or the estates and family members of any such partners and retired partners or members and any trusts for the benefit of any of the foregoing persons and affiliates of such Holder shall be deemed to be a single “selling shareholder,” and any pro rata reduction with respect to such “selling shareholder” shall be based upon the aggregate amount of Registrable Securities owned by all entities and individuals included in such “selling shareholder,” as defined in this sentence.

3.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 3.

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3.8 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 3:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each Holder of such Registrable Securities, the officers, directors, partners, members, controlling person and legal counsel of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state securities laws, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will reimburse, as incurred, each such Holder, officer, director, partner, member, legal counsel, underwriter or controlling person, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that notwithstanding anything to the contrary contained herein, the indemnification contained in this Section 3.8(a): (i) shall not apply to a claim by a Holder, officer, director, partner, member, legal counsel, underwriter or controlling person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such person for such person expressly for use in connection with the preparation of the registration statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to the terms of this Agreement; (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such person from whom the person asserting any such claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any person controlling such person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to the terms hereof, and such Holder, officer, director, partner, member, legal counsel, underwriter or controlling person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such person, notwithstanding such advice, used it or failed to deliver the correct prospectus as required by the Securities Act and such correct prospectus was timely made available pursuant to the terms hereof; (iii) shall not be available to the extent such claim is based on a failure of such person to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to the terms of this Agreement; and (iv) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned.

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(b) To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other Holder selling securities in such registration statement and any officer, director or controlling person of any such underwriter or other Holder, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state securities laws insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 3.8(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 3.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, delayed or conditioned; provided further, that, in no event shall any indemnity under this Section 3.8(b) exceed the aggregate proceeds (net of Selling Expenses) from the sale of the Registrable Securities received by such Holder from the shares sold by such Holder in the offering in question, except in the case of fraud by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 3.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.8, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 3.8 to the extent the indemnifying party was actually damaged or suffered any loss or incurred any additional expense as a result thereof, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 3.8. An indemnifying party shall not, without the prior written consent of the indemnified parties, settle, compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder by such indemnified parties (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes a release of such indemnified party reasonably acceptable to such indemnified party from all liability arising out of such claim, action, suit or proceeding.

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(d) If the indemnification provided for in this Section 3.8 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the liability of each Holder under this Section 3.8(d) shall be limited to an amount equal to the aggregate proceeds (net of Selling Expenses) from the sale of the Registrable Securities received by such Holder from the shares sold by such Holder in the offering in question, except in the case of fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) The obligations of the Company and Holders under this Section 3.8 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 3, and any termination of this Agreement.

3.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after ninety (90) days after the effective date of the first registration statement filed by the Company for the offering of its securities to the general public;

(b) take such action, including the voluntary registration of its Common Shares under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities, such action to be taken as soon as practicable after the end of the fiscal year in which the first registration statement filed by the Company for the offering of its securities to the general public is declared effective;

(c) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(d) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the

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reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, if such reports or documents are not available on EDGAR, and (iii) such other information as may be reasonably requested after receiving advice of counsel in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

3.10 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 3 may be assigned (but only with all related obligations) by (a) a Holder to a transferee or assignee of such securities who, after such assignment or transfer, holds at least 12,250,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, share dividends, combinations and other recapitalizations and including for purposes of such calculation the Common Shares then issuable upon conversion of Preferred Shares), or (b) a Holder to its shareholders, partners, members, former partners or former members (or their estates), subsidiaries or affiliates; provided that: (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement; and (iii) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Securities Act. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of a partnership or limited liability company who are partners or retired partners of such partnership or members of such limited liability company (including spouses and ancestors, lineal descendants and siblings of such partners or members or spouses who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership or limited liability company, as the case may be; provided that all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Section 3.

3.11 Amendment of Registration Rights. Any provision of this Section 3 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this Section 3.11 shall be binding upon each Holder and the Company.

3.12 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, except as permitted by Section 7.6 hereof, the Company shall not, without the prior written consent of the Holders of a majority of the outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (a) to include such securities in any registration filed under Section 3.1, Section 3.2 or Section 3.3 hereof, unless under the terms of such

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agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such holder’s securities will not in any manner reduce the amount of the Registrable Securities of the Holders that is included in any such registration or (b) to make a demand registration which could result in such registration statement being declared effective prior to the Allowable Liquidity Date or within one hundred twenty (120) days of the effective date of any registration effected pursuant to Section 3.1 or Section 3.3.

3.13 Termination of Registration Rights. No Holder shall be entitled to exercise any right provided for in this Section 3 after five (5) years following the date of the first sale to the public pursuant to a registration statement filed by the Company under the Securities Act in connection with the initial firm commitment underwritten offering of its securities to the general public.

4. Right of First Refusal.

4.1 The Right of First Refusal. In the event that the Company registers for sale Registrable Securities pursuant to Section 3.1 or Section 3.3 and such Registrable Securities are sold to the public (such shares being the “Offered Shares”), the Company shall allow the Investor the right to purchase at such offering (the “Offering”) up to that portion of such Offered Shares required to allow the Investor to maintain ownership of fifty-one percent (51%) of the outstanding voting securities of the Company (the “Right of First Refusal”), on the same terms (including price per share) offered to other purchasers in the Offering.

4.2 Notice and Exercise. The Company shall deliver a written notice (“Notice”) to the Investor stating (i) the Company’s bona fide intention to offer Registrable Securities, (ii) the number of such Registrable Securities to be offered, and (iii) the estimated price for which the Company proposes to offer such Registrable Securities. The Investor shall exercise its Right of First Refusal by providing written notification to the Company, within fourteen (14) calendar days after giving of the Notice, of its intention to so exercise.

4.3 Exception to Right of First Refusal. The Right of First Refusal in this Section 4 shall not be applicable in any transaction where the Company reasonably determines, after conferring with its legal counsel, that exercise of such Right of First Refusal is reasonably likely to constitute a violation of relevant securities laws or if the underwriter of the offering shall reasonably determine that the exercise of the Right of First Refusal is likely to jeopardize the offering (an “Underwriter Veto”); provided, however, in the event of an Underwriter Veto, the Investor shall have the right to purchase from the Series A Investor up to that portion of the Shares required to allow the Investor to maintain ownership of fifty-one percent (51%) of the outstanding voting securities of the Company, on the same terms (including price per share) offered to the purchasers of the Offered Shares in the Offering, subject to compliance with federal, state and applicable foreign securities laws.

4.4 Transfer of Right of First Refusal. The Right of First Refusal may not be transferred by the Investor, except in connection with a disposition to a transferee permitted under Section 2.1(b).

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4.5 Termination of Right of First Refusal. The Right of First Refusal shall terminate on the earlier to occur of (i) an Acquisition, (ii) the date prior to the Initial Offering when the Investor does not own shares of the Company that allows the Investor to elect a majority of the Board or (iii) the date after the Initial Offering when the Investor ceases to own a majority of the shares with voting rights of the Company.

5. Series A Sale Right.

5.1 Negotiated Sale. At any time following the Allowable Liquidity Date, the Series A Investor may request in writing that the Investor purchase part or all of the Series A Investor’s shares of the Company (the “Series A Investor Shares”) at a price to be agreed to by the Parties pursuant to the provisions in Section 5.2 (the “Sale Price”). The Investor shall notify the Series A Investor no later than ten (10) days after the Parties reach agreement on the Sale Price (or such later time as may be agreed to in the sole discretion of the Series A Investor) of whether the Investor desires to purchase the Series A Investor Shares at the Sale Price. If the Investor notifies the Series A Investor of its desire to purchase the Series A Investor Shares, the Parties shall negotiate and effect such sale as expeditiously as possible.

5.2 Sale Price. The Parties shall negotiate in an effort to reach agreement on the Sale Price and, if necessary or desirable for the Parties to reach agreement, shall consider the Valuations (as defined below). The Sale Price shall be based on the sale price of the entire Company as a going enterprise. The “Valuations” shall mean the estimated sale price of the Company provided by three nationally recognized investment bankers, one of which shall be selected by the Investor, one of which shall be selected by the Series A Investor and one of which shall be selected jointly by the Investor and the Series A Investor (collectively, the “Bankers”). The selection of the Bankers shall be expeditiously undertaken and shall not unreasonably delayed by any Party and in no case shall be longer than twenty-one (21) days. The Parties shall instruct the Bankers that the Valuations shall be received within twenty-one (21) days of the selection of the final Banker, and the Parties and the Company shall act in good faith to provide any information or access reasonably requested by the Bankers as part of the Valuations.

5.3 Failure to Agree on Sale Price. If the Parties are unable to agree on the Sale Price, then the Series A Investor and the Investor shall each provide a written estimate of the appropriate valuation which shall be signed by each of the managing member of the Series A Investor and the chief executive officer of the Investor (the “Series A Investor Valuation” and “Investor Valuation,” respectively).

5.4 Drag Along.

(a) In the event that (a) the Parties are not able to agree on a Sale Price, (b) the Investor elects not to purchase the Series A Shares offered by the Series A Investor at the Sale Price or (c) fails to act expeditiously and in good faith to effect such purchase (which purchase shall, in any event be completed within forty-five (45) days of agreement on a Sale Price (unless extended by mutual agreement of the Parties)), then the Series A Investor shall have the right to seek offers to acquire the Company. If an offer to purchase the Company for an Acceptable Price (as defined below) is received and the Series A Investor notifies the Investor of its desire to

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accept such offer (an “Approved Sale”), then the Investor shall be deemed to have agreed to the terms and conditions of the Approved Sale and shall cooperate and act in good faith to effect the negotiation, execution and closing of the Approved Sale on substantially the terms set forth in the offer (the “Drag Along”). An “Acceptable Price” shall mean (i) if the Parties agreed to Sale Price, then at least 90% of the Sale Price or (ii) if the Parties did not agree to a Sale Price, then at least the lower of (x) 90% of the Series A Investor Valuation or (y) 110% of the Investor Valuation.

(b) Without limiting the foregoing, the Investor shall consent to, vote for and raise no objections to the Approved Sale, and (i) if the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company’s assets, the Investor shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) if the Approved Sale is structured as a sale of the shares of the Company, the Investor shall agree to sell their shares of the Company on the terms and conditions of the Approved Sale, provided such terms do not provide that the Investor would receive less than the amount that would be distributed to the Investor in the event the proceeds of the sale of the Company were distributed in accordance with the Company’s Amended and Restated Memorandum and Articles of Association. The Investor shall take all necessary and desirable actions approved by the Series A Investor acting in good faith in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the reasonable representations, warranties, indemnities, covenants, conditions, non-compete agreements (limited appropriately with respect to scope, including without limitation, time, geography and product lines), escrow agreements and other provisions and agreements relating to such Approved Sale and (ii) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale.

(c) The Series A Investor shall have the right in seeking an acquirer as provided above to represent the Company (including but not limited to hiring financial or investment advisors and appropriate counsel, each to be compensated by the Company, providing confidential information to potential acquirers, making members of the Company’s management available to potential acquirers and so on), provided that Series A Investor uses reasonable efforts and standard industry practice to protect the intellectual property and other assets of the Company.

5.5 Series B Holders’ Obligations. If the Series A Investor attempts to exercise the Drag Along, the Investor shall use its best efforts to cooperate with the Series A Investor.

5.6 Termination. The provisions of this Section 5 shall terminate upon the earlier of (i) the Initial Offering or (ii) such time as the Series A Investor holds fewer than 12,250,000 shares of Series A Preferred Shares (subject to adjustment for any share split, reverse share split or similar event affecting the Preferred Shares after the date hereof).

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6. Covenants

6.1 Financial Information. The Company shall deliver to the Series A Investor and the Investor:

(a) as soon as practicable, but in any event within sixty (60) days after the end of each fiscal year of the Company, a statement of operations for such fiscal year, a balance sheet of the Company, a statement of cash flows for such fiscal year, and statement of shareholders’ equity as of the end of such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (“GAAP”), and audited and certified by independent public accountants of nationally recognized standing selected by the Company;

(b) as soon as practicable, but in any event within thirty (30) days after the end of each of the first three (3) quarters of each fiscal year of the Company, an unaudited statement of operations, statement of cash flows, and balance sheet for and as of the end of such fiscal quarter.

6.2 Inspection. The Company shall permit the Investor and the Series A Investor, each at its own expense, to visit and inspect the Company’s properties, to examine its books of account and records and to discuss the Company’s affairs, finances and accounts with its officers, all at such reasonable times as may be requested by the Investor or Series A Investor; provided, however, that the Company shall not be obligated pursuant to this Section 6.2 to provide access to any information that it reasonably considers to be a trade secret or similar confidential information. The foregoing limitation does not limit Board members’ access to confidential information in fulfillment of their fiduciary duties.

6.3 Confidentiality of Records. The Investor and the Series A Investor agree to use the same degree of care as the Investor or the Series A Investor, respectively, uses to protect its own confidential information to keep confidential any information furnished to it by the Company that is identified as being confidential or proprietary (so long as such information is not in the public domain), except that the Investor or Series A Investor may disclose such proprietary or confidential information (i) to any partner, subsidiary or parent of the Investor or Series A Investor for the purpose of evaluating its investment in the Company as long as such partner, subsidiary or parent agrees to keep such information confidential as provided in this Section 6.3; (ii) at such time as it enters the public domain through no fault of the Investor or Series A Investor; (iii) that is communicated to it free of any obligation of confidentiality; or (iv) that is developed by the Investor or the Series A Investor or their respective agents independently of and without reference to any confidential information communicated by the Company.

6.4 Reservation of Common Shares. The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Preferred Shares, all Common Shares issuable from time to time upon such conversion.

6.5 Related Party Transactions. The Company shall not enter into any agreement (including any agreement to sell, transfer or dispose of any assets) with, or become obligated to pay any management fee or overhead charges to, the Investor or its affiliates without the prior approval of the directors appointed by the holders of the Series A Shares. The Company shall not enter into any additional agreement (including any agreement to sell, transfer or dispose of

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any assets) with, or become obligated to pay any management fee or overhead charges to, the Series A Investor or its affiliates without the prior approval of the directors appointed by the holders of the Series B Shares. Notwithstanding the foregoing, the Parties acknowledge that the Company currently has on-going business relationships with the Series A Investor and its affiliates, including SymphonyRPM and Symphony Services, and agree that these relationships may continue pursuant to the existing agreements; provided, however, that this Agreement and the transactions contemplated hereby shall not constitute a “Change of Control” under that certain Master Services Agreement between Symphony Services Corp. and IMI Holdings Ireland Limited dated as of August 14, 2003, excluding any extensions or renewals beyond the initial term of such agreement. The Parties agree that the Symphony Technology, LLC Advisory Agreement dated January 25, 2003 shall be subject to the approval of the directors appointed by the holders of Series B Shares as provided above, prior to any continuation of the term of such agreement beyond September 2004. The Company shall consider using CDC management services, including legal and accounting services, for a reasonable fee on a transactional basis, provided that the Company determines that the services are appropriate in cost and experience for any such transactions.

6.6 Directors’ Liability and Indemnification. The Company’s Amended and Restated Memorandum and Articles of Association shall provide (a) for elimination of the liability of director to the maximum extent permitted by law and (b) for indemnification of directors for acts on behalf of the Company to the maximum extent permitted by law. In addition, the Company shall enter into and use its reasonable best efforts to at all times maintain indemnification agreements with each of its directors to indemnify such directors to the maximum extent permissible under applicable law.

6.7 Consolidation of Financial Statements. The Company, the Investor and the Series A Investor shall take such further action and enter into such additional agreements as are reasonably recommended by the Company’s and the Investor’s accountants, working in good faith, to allow for consolidation of the Company’s financial results by the Investor (including but not limited to, to the extent permitted by law, a voting agreement to permit the Investor to vote all of the share capital of the Company on an as-converted basis, although the Investor does not own fifty-one percent (51%) of the share capital of the Company), provided that the Company and the Series A Investor shall be under no obligation to take any action where the need for such action results, in whole or in part, from actions of, or failure to act by, the Investor (including but not limited to the Investor’s sale or transfer of shares of Series B Shares or failure to exercise any right available to it hereunder). The Company and the Series A Investor shall be under no obligation to take any action or enter into any agreement pursuant to this Section 6.7 that is reasonably likely to limit or prevent the Series A Investor’s full enjoyment of the rights granted to it in this Agreement or in that certain Voting Agreement dated as of the date hereof by and among the Company, the Investor and the Series A Investor, and the Investor agrees not to exercise any rights granted to it pursuant to this Section 6.7 in such a way as to have that effect.

6.8 Further Assurances. The Series A Investor shall not take any action inconsistent with the Company’s covenant in Section 7.2 (No Default Caused by Action or Inaction of Lender) of the Revolving Credit Agreement entered into by and between the Company and the Investor or Section 6.13 (Defenses of Borrower) of the Revolving Credit Agreement entered into by and

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between the Company and Symphony Enterprise Solutions S.ar.l., a corporation organized under the laws of Luxembourg.

6.9 Termination of Certain Covenants. The covenants set forth in Sections 6, with the exception of the covenants in Section 6.3 and Section 6.6 shall terminate and be of no further force or effect upon the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Securities Act in connection with the Initial Offering, or upon an Acquisition.

7. Miscellaneous.

7.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including permitted transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York. The parties agree that any action brought by any party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the State of New York, City of New York, Borough of Manhattan.

7.3 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile and upon such delivery the facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other parties.

7.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.5 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by facsimile transmission or sent by overnight or international courier to the last known address of the other party as set forth below or as specified in a notice sent in accordance with this Section 7.5. Any such notice or other communication shall be deemed received three (3) business days after delivery to the overnight courier, international courier or transmission of the facsimile, as the case may be.

7.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Series B Shares then outstanding held by the Investor and a majority of the Series A Shares then outstanding held by the Series A Investors. Any amendment or waiver effected in accordance with this Section 7.7 shall be binding upon each

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holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, the Investor, and the Company.

7.7 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

7.8 Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

7.9 Entire Agreement. This Agreement constitutes the entire understanding of the parties with respect to the matters covered herein and supersedes all prior agreements and understandings, written or oral, between the parties relating to the subject matter hereof.

[remainder of page intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

THE COMPANY:

CAYMAN FIRST TIER

By	/s/ Bryan Taylor
Bryan Taylor
Director

Address	c/o Symphony Technology Group
4015 Miranda Avenue, Second Floor
Palo Alto, CA 94304

Facsimile	(650) 935-9501

THE INVESTOR:

CHINADOTCOM CAPITAL LIMITED

By	For and on behalf of
BABINGTON SERVICES LIMITED

By	/s/ Daniel Widdicombe

Name	Daniel Widdicombe

Title	Authorized Signatory

Address	c/o chinadotcom corporation
34/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

Facsimile	852 2237 7227

SIGNATURE PAGE – CAYMAN FIRST TIER

SHAREHOLDERS AGREEMENT

THE SERIES A INVESTOR:

SYMPHONY TECHNOLOGY II-A, L.P.

By	Symphony Technology II GP, LLC

By	/s/ Romesh Wadhwani

Name	Romesh Wadhwani

Title	Managing Director and C.E.O.

Address	4015 Miranda Avenue
Second Floor
Palo Alto, CA 94304

Facsimile	(650) 935-9501

SIGNATURE PAGE – CAYMAN FIRST TIER

SHAREHOLDERS AGREEMENT

Exhibit 1.3

CAYMAN FIRST TIER

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of this 8th day of September, 2003, by and among Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (the “Company”), Symphony Technology II-A, L.P., a Delaware limited liability partnership (“Series A Investor”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“the Investor”). The Company, the Series A Investor and the Investor collectively are referred to herein as the “Parties.”

RECITALS

WHEREAS, the Series A Investor is the beneficial owner of an aggregate of twenty-four million five hundred thousand (24,500,000) Series A Preferred Shares of the Company (the “Series A Shares”);

WHEREAS, the Investor is purchasing twenty-five million five hundred thousand (25,500,000) shares of the Company’s Series B Preferred Shares (the “Series B Shares” and, together with the Series A Shares, the “Preferred Shares”) pursuant to that certain Series B Preferred Share Purchase Agreement (the “Purchase Agreement”) dated as of the date hereof (the “Financing”);

WHEREAS, as part of the Financing, the Company, the Series A Investor and the Investor are entering into a Shareholders Agreement of even date hereof (the “Shareholders Agreement”) pursuant to which the Series A Investor and the Investor are granted certain rights;

WHEREAS, the obligations in the Purchase Agreement are conditioned upon the execution and delivery of this Agreement; and

WHEREAS, in connection with the consummation of the Financing and to ensure the proper operation of the rights established in the Shareholders Agreement, the Company, the Series A Investor and the Investor have agreed to provide for the future voting of certain shares of the Company’s share capital as set forth below.

NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Voting.

1.1 Series A Investor Shares; Investor Shares.

(a) The Series A Investor agrees to hold all shares with voting rights of the Company (including but not limited to all shares of Common Shares issued upon conversion of the Series A Shares) registered in its name or beneficially owned by it as of the date hereof and

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any and all other securities of the Company legally or beneficially acquired by the Series A Investor after the date hereof (hereinafter collectively referred to as the “Series A Investor Shares”) subject to, and to vote the Series A Investor Shares in accordance with, the provisions of this Agreement.

(b) The Investor agrees to hold all shares with voting rights of the Company (including but not limited to all shares of Common Shares issued upon conversion of the Series B Shares) registered in its name or beneficially owned by it as of the date hereof and any and all other securities of the Company legally or beneficially acquired by the Investor after the date hereof (hereinafter collectively referred to as the “Investor Shares”) subject to, and to vote the Investor Shares in accordance with, the provisions of this Agreement.

1.2 Election of Directors. On all matters relating to the election of directors of the Company, the Series A Investor and the Investor agree to vote all Series A Investor Shares and Investor Shares held by them (or the holders thereof shall consent pursuant to an action by written consent of the holders of shares of the Company) so as to elect members of the Company’s Board of Directors as follows:

(a) At each election of directors in which the holders of the Preferred Shares, voting as a separate class pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), are entitled to elect directors of the Company, the Investor and the Series A Investor shall vote all of their respective Investor Shares and Series A Investor Shares so as to elect : (i) two (2) representatives of the Series A Investor so long as the Series A Investor holds not less than 14,700,000 Series A Shares (as adjusted for share splits, dividends and the like) and one (1) representative of the Series A Investor so long as the Series A Investor holds not less than 9,800,000 Series A Shares (as adjusted for share splits, dividends and the like) and (ii) three (3) representatives of the Series B Investor so long as the Series B Investor holds not less than 20,400,000 Series B Shares (as adjusted for share splits, dividends and the like), two (2) representatives of the Series B Investor so long as the Series B Investor holds not less than 15,300,000 Series B Shares (as adjusted for share splits, dividends and the like) and one (1) representative of the Series B Investor so long as the Series B Investor holds not less than 10,200,000 Series B Shares (as adjusted for share splits, dividends and the like). Any vote taken to remove any director elected pursuant to this Section 1.2(a), or to fill any vacancy created by the resignation, removal or death of a director elected pursuant to this Section 1.2(a), shall also be subject to the provisions of this Section 1.2(a).

(b) Election of directors will otherwise be made in accordance with Article 90 of the Company’s Memorandum and Articles.

1.3 No Liability for Election of Recommended Director. None of the Parties and no officer, director, shareholder, partner, employee or agent of any Party makes any representation or warranty as to the fitness or competence of the nominee of any Party to serve on the Board of Directors by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

1.4 Change of Control.

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(a) If the Series A Investor approves an Approved Sale (as defined in the Shareholders Agreement), the Investor shall, at any meeting of the shareholders of the Company, however called, and in any written action by consent of shareholders of the Company, unless otherwise directed in writing by the Series A Investor;

(i) consent to, vote for and raise no objections to the Approved Sale; and

(ii) vote in favor of the Approved Sale and the approval of the principal terms thereof, the execution and delivery by the Company of the definitive agreement relating to the Approved Sale and the adoption and approval of the definitive agreement and the terms thereof, in favor of each of the other actions contemplated by the definitive agreement and in favor of any action in furtherance of any of the foregoing.

(b) If the Approved Sale is structured as a merger or consolidation of the Company, or a sale of all or substantially all of the Company’s assets, the Investor shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale. If the Approved Sale is structured as a sale of the shares of the Company, the Investor shall sell its Investor Shares on the terms and conditions approved by the Series A Investor, provided such terms do not provide that the Investor would receive less than the amount that would be distributed to such Investor in the event the proceeds of the sale of the Company were distributed in accordance with the Memorandum and Articles.

1.5 Conversion of Shares. If the Series A Investor elects to exercise its Demand Registration Rights as provided in the Shareholders Agreement, the Investor shall, at any meeting of the shareholders of the Company, however called, and in any written action by consent of shareholders of the Company, unless otherwise directed in writing by the Series A Investor, vote all Investor Shares;

(a) in favor of the conversion of all the Preferred Shares into Common Shares pursuant to the Memorandum and Articles;

(b) to amend the Memorandum and Articles if necessary or appropriate based on the advice of counsel to effect the registration; and

(c) in favor of each of the other actions in furtherance of any of the foregoing.

1.6 Legend.

(a) Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Series A Investor Shares and the Investor Shares the following restrictive legend (the “Legend”):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT THAT PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY

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ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

(b) The Company agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance of otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Series A Investor Shares or Investor Shares theretofore represented by a certificate carrying the Legend.

1.7 Successors. The provisions of this Agreement shall be binding upon the successors in interest to any of the Series A Investor Shares or Investor Shares. The Company shall not permit the transfer of any of the Series A Investor Shares or Investor Shares on its register of members or issue a new certificate representing any of the Series A Investor Shares or Investor Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Series A Investor or Investor, as applicable.

1.8 Other Rights. Except as provided by this Agreement or any other agreement entered into in connection with the Financing, each Series A Investor and Investor shall exercise the full rights of a holder of shares of the Company with respect to the Series A Investor Shares and the Investor Shares, respectively.

1.9 Further Assurances. From time to time and without additional consideration, each of the Series A Investors and the Investor shall (at such Party’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at such Party’s sole expense) take such further actions, as the Investor and Series A Investor, respectively, may request for the purpose of carrying out and furthering the intent of this Agreement.

2. Termination.

This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a) the date of the closing of a firmly underwritten public offering of the Common Shares pursuant to a registration statement filed with the Securities and Exchange Commission, and declared effective under the Securities Act of 1933, as amended, which results in the Preferred Shares being converted into Common Shares;

(b) ten (10) years from the date of this Agreement;

(c) the date of the closing of an Acquisition, as defined in the Memorandum and Articles as in effect as of the date hereof; or

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(d) the date as of which the Parties terminate this Agreement by written consent of a majority in interest of the holders of Series A Shares and a majority in the interest of the holders of Series B Shares.

3. Miscellaneous.

3.1 Ownership.

(a) The Investor represents and warrants to the Series A Investor and the Company that, except as arising in connection with the Purchase Agreement, the Shareholders Agreement, and the ancillary agreements referenced therein (the “Transaction Agreements”), (a) the Investor now owns, or will own upon the Closing (as defined in the Purchase Agreement), the Investor Shares, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) the Investor has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Investor enforceable in accordance with its terms.

(b) The Series A Investor represents and warrants to the Investor and the Company that, except as arising in connection with the Transaction Agreements, (a) the Series A Investor now owns, or will own upon the Closing (as defined in the Purchase Agreement), the Series A Investor Shares, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) the Series A Investor has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Series A Investor enforceable in accordance with its terms.

3.2 Specific Performance. The Parties hereby declare that it is impossible to measure in money the damages which will accrue to a Party or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any Party or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such Party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

3.3 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as such laws are applied to agreements among New York residents entered into and performed entirely within the State of New York. The Parties agree that any action brought by any Party under or in relation to this Agreement, including without limitation to interpret or enforce any provision of this Agreement, shall be brought in, and each Party agrees to and does hereby submit to the jurisdiction and venue of, any state or federal court located in the State of New York, City of New York, Borough of Manhattan.

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3.4 Amendment or Waiver. This Agreement may be amended or modified (or provisions of this Agreement waived) only upon the written consent of (i) the Company, (ii) a majority in interest of the holders of Series A Shares and (iii) and a majority in the interest of the holders of Series B Shares. Any amendment or waiver so effected shall be binding upon the Company, each of the Parties and any assignee of any such Party

3.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.6 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the Parties and their respective successors, assigns, heirs, executors and administrators and other legal representatives. The Investor and the Series A Investor agree not to transfer any Investor Shares or Series A Investor Shares unless the transferee has agreed in writing to be bound by the terms of this Agreement

3.7 Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Series A Investor Shares or Investor Shares by reason of any share dividend, share split, combination of shares, reclassification or the like, such shares or securities shall be deemed to be Series A Investor Shares or Investor Shares, as the case may be, for purposes of this Agreement.

3.8 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one instrument.

3.9 Waiver. No waivers of any breach of this Agreement extended by any Party to any other Party shall be construed as a waiver of any rights or remedies of any other Party hereto or with respect to any subsequent breach.

3.10 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach, default or noncompliance by another Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any Party’s part of any breach, default or noncompliance under this Agreement or any waiver on such Party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement by law, or otherwise afforded to any Party, shall be cumulative and not alternative.

3.11 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered by facsimile transmission or sent by overnight or international courier to the last known address of the other party as set forth below or as

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specified in a notice sent in accordance with this Section 3.11. Any such notice or other communication shall be deemed received three (3) business days after delivery to the overnight courier, international courier or transmission of the facsimile, as the case may be.

3.12 Entire Agreement. This Agreement and the Exhibits hereto, along with the Purchase Agreement and the other documents delivered pursuant thereto and the Shareholders Agreement constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof and no Party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each Party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

3.13 Covenants of the Company. The Company agrees to use its best efforts to ensure that the rights granted hereunder are effective and that the Parties enjoy the benefits thereof. Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided above. The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all of such actions as may be necessary, appropriate or reasonably requested by the holders of a majority of the outstanding securities in order to protect the rights of the Parties against impairment.

3.14 Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law.

[THIS SPACE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

COMPANY:		INVESTOR:

CAYMAN FIRST TIER		CHINADOTCOM CAPITAL LIMITED

		By:	For and on behalf of
BABINGTON SERVICES LIMITED

By:	/s/ Bryan Taylor	By:	/s/ Daniel Widdicombe
	Bryan Taylor Director	Name:	Daniel Widdicombe
		Title:	Authorized Signatory

Address:	c/o Symphony Technology Group	Address:	c/o chinadotcom corporation
	4015 Miranda Avenue, Second Floor		34/F Citicorp Centre
	Palo Alto, CA 94304		18 Whitfield Road
Causeway Bay, Hong Kong

SERIES A INVESTOR:

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC

By:	/s/ Romesh Wadhwani

Name:	Romesh Wadhwani

Title:	Managing Director and C.E.O.

Address:	4015 Miranda Avenue
Second Floor
Palo Alto, CA 94304

SIGNATURE PAGE – CAYMAN FIRST TIER

VOTING AGREEMENT

Exhibit 1.4

CAYMAN FIRST TIER

PUT OPTION AGREEMENT

THIS PUT OPTION AGREEMENT (the “Agreement”), dated as of September 8, 2003 (the “Effective Date”), is by and among Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”), Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (“First Tier”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“CDC”). Symphony, First Tier and CDC collectively are referred to herein as the “Parties.”

WHEREAS, concurrent with the execution of this Agreement, First Tier, CDC and Symphony are entering into a Series B Preferred Share Purchase Agreement, dated the date hereof (the “Share Purchase Agreement”), whereby CDC is making a financial investment in First Tier; and

WHEREAS, in connection with such financial investment, First Tier or an entity owned and controlled by First Tier shall own and control IMI Global Holdings Ireland Limited and its affiliated entities, including Industri-Matemarik International Corp., a Delaware corporation, and the operations thereof (each direct or indirect subsidiary of First Tier together with First Tier shall be referred to herein as the “Affiliated Companies”); and

WHEREAS, as of the Closing (as that term is defined in the Share Purchase Agreement), the size of the Board of Directors of First Tier (the “Board”) shall be five (5) members; and

WHEREAS, the Board has appointed an executive committee (the “Executive Committee”) comprised of three (3) members that has the duties and responsibilities set forth in the Executive Committee charter adopted by the Board on September 3, 2003 (the “Executive Committee Charter”); and

WHEREAS, after the Closing, the “Primary Membership” of the Executive Committee shall consist of two (2) directors elected by the Series A Preferred Shares (each, a “Series A Director,” and together, the “Series A Directors”) and one (1) director elected by the Series B Preferred Shares (the “Series B Director”); and

WHEREAS, in the event of a Constructive Termination Event (as defined below), Symphony will have the right to obligate CDC to purchase certain of the shares of Series A Preferred Shares held by Symphony at the Constructive Termination Put Price (as defined below).

NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter set forth, the Parties hereto agree as follows:

1. The Put Option.

(a) During the term of this Agreement and subject to the terms and conditions contained in this Agreement, CDC hereby irrevocably grants Symphony an option to sell (“Put

1

Option”) to CDC and CDC shall be obligated to buy from Symphony all but not less than all (unless agreed to by Symphony and CDC) (such number of shares being the “Exercise Amount”) of Symphony’s then outstanding Series A Preferred Shares (the “Shares”) at the per share fair market value as of the date of the tender of the Shares to CDC (the “Constructive Termination Put Price”) which, when multiplied by the Exercise Amount, shall equal the purchase price (the “Purchase Price”). The method for the calculation of the fair market value is set forth in Schedule A hereto. The Parties hereto agree that the Revenue Multiple Table set forth in Schedule A hereto shall be reviewed once a year after completion of the fiscal year end audit (each, a “Fiscal Year End Measurement Date”) or earlier in the event the symbol “^IXIC,” known as the “Nasdaq NMS Composite” and as listed on the Nasdaq National Market, changes by more than thirty percent (30%) between Fiscal Year End Measurement Dates. If, upon review of the Revenue Multiple Table, the Parties determine in good faith that such multiples would not accurately reflect the fair market value for enterprise software companies, then the Parties shall agree on new multiples for the Revenue Multiple Table. If the Parties cannot agree on new multiples for the Revenue Multiple Table within ten (10) business days, then each Party shall designate an independent third party with expertise in market valuations (each, an “Expert”), which Experts shall agree on new multiples for the Revenue Multiple Table. If the Experts cannot agree on new multiples for the Revenue Multiple Table within ten (10) business days, then the Experts together shall designate a third independent valuation expert who shall determine new multiples for the Revenue Multiple Table within ten (10) business days, and whose determination shall be binding on the Parties.

(b) The Put Option may be exercised by Symphony for twelve (12) months following the occurrence of a Constructive Termination Event (as defined below). Symphony may exercise the Put Option by giving written notice to CDC (the “Put Exercise Notice”), which shall set forth the Exercise Amount and the proposed closing date of the purchase of the Shares (the “Put Closing”), which shall be a date no later than thirty (30) days after the date of the Put Exercise Notice.

(c) A “Constructive Termination Event” shall be deemed to have occurred if: (i) the composition of the Executive Committee is altered by the Board, including but not limited to, pursuant to Section III.D. or IV of the Executive Committee Charter, such that the Executive Committee is not comprised of the Primary Membership, except as provided in Sections 1(d) and 1(e) below, (ii) a decision of the Executive Committee (made pursuant to its exclusive authority as delegated under the Executive Committee Charter) is overruled by the Board (or the exclusive delegation provision set forth in Section II of the Executive Committee Charter is altered) without the approval of the Series A Directors or (iii) the rights, powers or responsibilities set forth in the Executive Committee Charter are adjusted or terminated by the Board without the approval of the Series A Directors.

(d) A Constructive Termination Event shall not be deemed to have occurred if the Board increases the size of the Executive Committee to four (4) members pursuant to Section III.B. of the Executive Committee Charter.

(e) A Constructive Termination Event shall not be deemed to have occurred if the Board increases the size of the Executive Committee to five (5) members pursuant to Section III.C. of the Executive Committee Charter.

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2. Put Closing. At the Put Closing, (i) Symphony and CDC shall each execute and deliver a share transfer agreement substantially in the form attached hereto as Exhibit A (the “Transfer Agreement”), evidencing CDC’s purchase of the of Shares from Symphony, (ii) CDC shall deliver to Symphony the Purchase Price as described in the Transfer Agreement, and (iii) First Tier shall deliver to CDC a share certificate representing the Shares in the name of CDC.

3. Representations, Warranties and Covenants of CDC. CDC hereby represents, warrants and covenants to Symphony and First Tier as follows:

(a) CDC has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of CDC, enforceable against CDC in accordance with its terms; and

(b) CDC will deliver to Symphony the Purchase Price in the form described in the Transfer Agreement.

4. Representations, Warranties and Covenants of Symphony. Symphony hereby represents, warrants and covenants to CDC as follows:

(a) Symphony has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of Symphony, enforceable against Symphony in accordance with its terms; and

(b) Symphony will transfer to CDC good and marketable title to the Shares, free and clear of any hypothecation, pledge or lien of any nature whatsoever, except for pledges or liens in favor of CDC or its affiliates.

5. Transfer and Assignment. Neither this Agreement nor any interest, right, or obligation under this Agreement may be transferred or assigned (whether by way of security or otherwise) by any Party without the prior written consent of the other Parties.

6. Term. This Agreement shall terminate upon the earliest of (i) the consummation of the Initial Offering (as defined in that certain Shareholders Agreement dated as of even date herewith by and between the Parties, the “Shareholders Agreement”) (ii) an Acquisition (as defined in the Shareholders Agreement”) and (iii) such time as Investor holds less than 8,500,000 Series B Preferred Shares (as adjusted for share splits, recapitalizations and the like); provided, however, that any such reductions in Investor’s holdings of Series B Preferred Shares shall have been in compliance with the provisions of the Shareholders Agreement.

7. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be sent by facsimile transmission, overnight or international courier to the last known address of the other party as set forth below or as specified in a notice sent in accordance with this Section 7. Any such notice or other communication shall be deemed received three (3) business days after delivery to the overnight courier, international courier or transmission of the facsimile, as the case may be.

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8. Jurisdiction and Governing Law. With respect to any dispute in relation to this Agreement, any court sitting in the State of New York, City of New York, Borough of Manhattan, shall have non-exclusive jurisdiction (without prejudice to appeal and review). This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to principles of conflicts of laws.

9. Binding Effect; Modification. This Agreement shall be binding upon and inure to the benefit of the heirs, successors, and permitted assigns of the Parties. This Agreement may only be modified by mutual agreement of the Parties or their authorized representatives in writing.

10. Waiver. A waiver at any time of any provision of this Agreement shall not be deemed a waiver of any other provision of this Agreement at that time, or a waiver of that or any other provision of this Agreement at any other time.

11. Severability. Each party hereby acknowledges that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of this Agreement be or become invalid, the Parties shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such provisions. In case such provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole or of other provisions of this Agreement, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid provisions.

12. Entire Agreement. With respect to the subject matter of this Agreement, this Agreement, the Share Purchase Agreement and the ancillary agreements referenced therein constitute the entire agreement between the Parties and supercede all prior or contemporaneous oral or written agreements.

13. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. A facsimile signature page shall be deemed an original.

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4

IN WITNESS WHEREOF, each party hereto has caused this Put Option Agreement to be executed by its respective officers thereunto duly authorized, as of the Effective Date.

Cayman First Tier

By	/s/ Bryan Taylor

Name	Bryan Taylor

Title	Director

Address	c/o Symphony Technology Group 4015 Miranda Avenue, Second Floor Palo Alto, CA 94304

Symphony Technology II-A, L.P.

By	Symphony Technology II GP, LLC

By	/s/ Romesh Wadhwani

Name	Romesh Wadhwani

Title	Managing Director and C.E.O.

Address	4015 Miranda Avenue Second Floor Palo Alto, CA 94304

chinadotcom Capital Limited

By	For and on behalf of BABINGTON SERVICES LIMITED

By	/s/ Daniel Widdicombe

Name	Daniel Widdicombe

Title	Authorized Signatory

Address	c/o chinadotcom corporation 34/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong

SIGNATURE PAGE – CAYMAN FIRST TIER

PUT OPTION AGREEMENT

EXHIBIT A

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (this “Transfer Agreement”) is entered into effective as of             , 200    , by and among Symphony Technology II-A, L.P., a Delaware limited partnership (“Symphony”), Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (“First Tier”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“CDC”).

RECITALS:

A. Symphony owns                  (            ) shares of First Tier’s Series A Preferred Shares representing all of the Shares of First Tier owned by Symphony (the “Shares”).

B. Symphony, First Tier and CDC have entered into that certain Put Option Agreement (the “Option Agreement”), dated as of September 8, 2003, pursuant to which Symphony, under certain circumstances, is entitled to transfer all of the Shares of First Tier owned by Symphony to CDC. All capitalized terms used herein without definition shall have the meanings ascribed such terms in the Option Agreement.

C. A Put Option is being exercised under the Option Agreement, and, as provided in the Option Agreement, the transfer of Shares described in the Option Agreement is to be effected through the execution and delivery of this Transfer Agreement.

AGREEMENT

In consideration of the recitals set forth above and of the promises, covenants, and representations and warranties set forth below, the Parties agree as follows:

1. Transfer of Shares. CDC agrees to acquire from Symphony, and Symphony agrees to transfer to CDC, [            ] shares of First Tier’s Series A Preferred Shares, with all right, title, and interest to such shares, at the fair market value price of $             per share computed pursuant to the terms of the Option Agreement for a total of $             (the “Payment”), on the terms and conditions set forth in this Transfer Agreement. The form of the Payment and the time and place of delivery of such Payment will be determined by the Parties.

2. Symphony’s Representations and Warranties. Symphony represents and warrants to CDC that:

(a) Symphony has duly authorized, executed and delivered this Transfer Agreement and that this Transfer Agreement constitutes a legal, valid and binding obligation of Symphony, enforceable against Symphony in accordance with its terms;

(b) Symphony is the sole holder of record and the owner of the entire beneficial interest in the Shares; and

(c) Symphony is transferring to CDC, good and marketable title to the Shares, free and clear of any hypothecation, pledge or lien of any nature whatsoever, except for pledges or liens in favor of CDC or its affiliates.

3. Miscellaneous.

(a) Governing Law. This Transfer Agreement shall be governed by the laws of the State of New York as applied to agreements among New York residents entered and to be performed entirely within New York.

(b) Survival of Warranties. The warranties, representations and covenants of CDC and Symphony contained in or made pursuant to this Transfer Agreement shall survive the execution and delivery of this Transfer Agreement.

(c) Severability. The Parties understand and agree that should any portion of this Transfer Agreement be held invalid by operation of law or otherwise, the remaining portion shall be given full force and effect and shall not in any way be affected thereby.

(d) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Transfer Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Transfer Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Transfer Agreement, except as expressly provided in this Agreement.

(e) Counterparts; Facsimile Signature. This Transfer Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument. A facsimile signature page shall be deemed an original.

(f) Entire Agreement. This Transfer Agreement contains the entire agreement among the Parties with respect to the matter herein and supersedes all prior and concurrent negotiations and agreements relating to the matters provided herein.

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IN WITNESS WHEREOF, the Parties have caused this Transfer Agreement to be executed and delivered as of the date first above written.

Cayman First Tier

By

Name

Title

Symphony Technology II-A, L.P.

By

Name

Title

chinadotcom Capital Limited

By

Name

Title

Schedule A

FAIR MARKET VALUE

The Constructive Termination Put Price shall be determined according to the following framework, in accordance with a fair value framework for enterprise software companies.

The Following Terms shall apply.

•	“Revenue” shall mean annualized GAAP revenue for the Combined Entity, including all acquisitions made and pending acquisitions under definitive agreements, based on the revenue for the two most recently completed quarters.

•	“Revenue Growth” shall mean annualized growth rate of GAAP revenue, computed as the quotient obtained by dividing (i) the difference of (a) the average GAAP Revenue for the previous two (2) complete quarters minus (b) the Beginning Revenue (as defined below) by (ii) the Beginning Revenue.

•	“Beginning Revenue” shall mean the average GAAP revenue of the first two (2) complete quarters following the Closing Date.

•	“EBITDA % of Revenue” shall mean the four (4) quarters trailing EBITDA of the Combined Entity divided by the four (4) quarters trailing revenue of the same period, exclusive of one-time charges such as transaction fees or restructuring charges, provided that this calculation does not include EBITDA or revenue for any entity from periods prior to its acquisition by the Combined Company, nor the first two (2) quarters following such acquisition.

•	“Equity Ownership” shall mean the percentage of total outstanding shares (on an as-converted basis) owned by Symphony at the time of determination of the Constructive Termination Put Price.

•	“Revenue Multiple” shall mean the valuation multiple applied to Revenue to determine the fair value of the Combined Entity. The revenue multiple will vary depending on the achievement of certain EBITDA % of Revenue and Revenue Growth benchmarks, according to the following table.

REVENUE MULTIPLE TABLE

		REVENUE GROWTH
		<-10%	-10%--5%	-5%-0%	0%-5%	5-10%	10-15%	15%-20%	>20%
EBITDA % of Revenue	<5%	.25	.5	.75	1.0	1.25	1.5	2.0	2.5
	5-10%	.5	.75	1	1.25	1.5	2.0	2.5	3.0
	>10-15%	.75	1	1.25	1.5	2.0	2.5	3.0	4.0
	>15-20%	1	1.25	1.5	2.0	2.5	3.0	4.0	5.0
	>20%	1.25	1.5	1.75	2.5	3.0	4.0	5.0	6.0

A-1

For example, if the company has achieved 8% Revenue Growth and 9% EBITDA % of Revenue, the Revenue Multiple shall be 1.5.

Payment (as defined in the Share Transfer Agreement) shall be calculated as:

PAYMENT = REVENUE * REVENUE MULTIPLE * EQUITY OWNERSHIP

For example, if the Company has achieved 8% Revenue Growth and 9% EBITDA % of Revenue, Revenue of $100M, and Symphony held an Equity Ownership of 50%, the Payment would be $75M.

The Constructive Termination Put Price shall be calculated as:

CONSTRUCTIVE TERMINATION PUT PRICE =	(REVENUE * REVENUE MULTIPLE) DIVIDED BY OUTSTANDING CAPITAL SHARES

A-2

Exhibit 1.5

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

CAYMAN FIRST TIER

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CAYMAN FIRST TIER

(Adopted pursuant to a special resolution passed on 4 September, 2003)

1	The name of the Company is Cayman First Tier.

2	The registered office of the Company shall be at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2003 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5	The share capital of the Company is US$105,600 consisting of 105,600,000 shares divided into 55,600,000 Common Shares of a par value of US$.001 each and 50,000,000 Preferred Shares of a par value of US$.001 each, 24,500,000 of which are designated as Series A Preferred Shares and 25,500,000 of which are designated as Series B Preferred Shares.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

THE COMPANIES LAW (2003 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

CAYMAN FIRST TIER

(Adopted pursuant to a special resolution passed on 4 September, 2003)

INTERPRETATION

1	In these Articles Table A in the Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Acquisition”	means (i) (A) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions in which in excess of fifty percent (50%) of the Company’s voting power is transferred, provided that an Acquisition shall not include (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Common Share”	means a Common Share in the capital of the Company of US$.001 par value with the rights set out in these Articles.

“Company”	means the above named company.

“Conversion Price”	means at the date of adoption of these Articles, the Original Series A Issue Price and the Original Series B Issue Price for the Series A Preferred Shares and Series B Preferred Shares, respectively; provided, however, that the Conversion Price for the Series A Preferred Shares and the Series B Preferred Shares shall be subject to adjustment as set forth in this these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS”.

“Deemed Liquidation”	means an Acquisition unless the Members of record as constituted immediately prior to such Acquisition will, immediately after Acquisition (by virtue of securities issued as consideration for the Acquisition or otherwise) hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after such Acquisition as before such Acquisition.

“Deemed Liquidation Preference”

means, for each Series A Preferred Share and Series B Preferred Share, an amount equal to (i) the Liquidation Preference for such Share plus all declared but unpaid dividends on such Share (unless the consideration received in the Acquisition triggering the Deemed Liquidation is less than the aggregate Liquidation Preference for all Series A Preferred Shares and Series B Preferred Share plus all declared but unpaid dividends, in which case the Deemed Liquidation Preference shall be the entire consideration received in the Acquisition triggering the Deemed Liquidation, distributed ratably among the holders of the Series A Preferred Shares and Series B Preferred Shares based on the preferential amount each such holder is otherwise entitled to receive), plus, (ii) if the consideration received in the Acquisition triggering the Deemed Liquidation exceeds the amount described in (i) above, an amount equal to each such Share’s pro rata portion of the consideration remaining after reservation of the amount described in (i) above (assuming conversion of all such Series A Preferred Shares and Series B Preferred Shares).

“Directors”	means the directors for the time being of the Company.

“Dividend”	includes an interim dividend.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law (2000 Revision).

“Employee Shareholders”	means employees, officers, directors, consultants or other persons performing services for the Company or any wholly owned subsidiary (including, but not by way of limitation, distributors and sales representatives) who are registered in the register of members of the Company as owners of Shares in the Company.

“Junior Equity Security”	means the Common Shares and any class of Shares of the Company that rank below the Preferred Shares with respect to a right to a Dividend or a return of capital upon a winding up.

“Liquidation Preference”	means (i) an amount per Series A Preferred Share equal to the Original Series A Issue Price, as adjusted for share splits, recapitalisations and the like, and (ii) an amount per Series B Preferred Share equal to the Original Series B Issue Price, as adjusted for share splits, recapitalisations and the like, plus all declared but unpaid dividends on such Shares.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Original Issue Price”	means (i) with respect to the Series A Preferred Shares, the Original Series A Issue Price and (ii) with respect to the Series B Preferred Shares, the Original Series B Issue Price.

“Original Series A Issue Price”	means US$1.020 for each outstanding Series A Preferred Share and

“Original Series B Issue Price”	means US$0.980 for each outstanding Series B Preferred Share

“Preferred Share”	means a Preferred Share in the capital of the Company of US$.001 par value with the rights set out in these Articles and includes a Series A Preferred Share and a Series B Share.

“Protective Condition”	means that at least 12,250,000 Series A Preferred Shares and at least 12,750,000 Series B Preferred Shares (each subject to adjustment for any share split, reverse share split or other similar event affecting the Preferred Shares after the filing date hereof) remain outstanding at the relevant date provided, however, that if one class of Preferred Shares shall have fallen below the required Protective Condition, the Protective Condition shall still apply to the other class of Preferred Shares.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Share” and “Shares”	means a share or shares in the Company and includes a Common Share and a Preferred Share and also a fraction of a share.

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Law (2003 Revision) of the Cayman Islands.

2	In the Articles:

2.1	words importing the singular number include the plural number and vice-versa;

2.2	words importing the masculine gender include the feminine gender;

2.3	words importing persons include corporations;

2.4	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.8	in these Articles Article 8 of the Electronic Transactions Law shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

ISSUE OF SHARES

5	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

6	The Company shall not issue Shares to bearer.

PREFERRED SHARES: DIVIDEND PROVISIONS

7	The holders of Series A Preferred Shares and Series B Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, (i) prior and in preference to any declaration or payment of any dividend on the Common Shares or any other Junior Equity Security, at the rate of four percent (4%) of the Original Series A Issue Price and the Original Series B Issue Price, respectively, per Share per annum (as adjusted to reflect any subsequent share dividends, share splits, share combinations or other recapitalisations with respect to such Shares) and (ii) on an as converted basis for the Series A Preferred Shares and Series B Preferred Shares, an amount equal to that paid on the Common Shares, payable when, as and if declared by the board of Directors. Such dividends shall not be cumulative. No dividend shall be paid on or declared and set apart for the shares of any series of Preferred Shares for any dividend period unless at the same time a like proportionate dividend for the same dividend period, ratably in proportion to the respective annual dividend rates fixed therefor, shall be paid on or declared and set apart for the shares of all other such series of Preferred Share.

8	Unless full dividends on the Series A Preferred Shares and the Series B Preferred Shares shall have been paid or declared and a sum sufficient for the payment thereof set apart: (i) no dividend whatsoever shall be paid or declared, and no distribution shall be made, on the Common Shares or any other Junior Equity Security and (ii) no Common Shares shall be repurchased, redeemed, or otherwise acquired by the Company and no funds shall be paid into or set aside or made available for a sinking fund for the repurchase, redemption, or acquisition thereof; provided, however, that this restriction shall not apply to the repurchase of Common Shares held by Employee Shareholders that are subject to restricted share purchase agreements under which the Company has the option to repurchase such shares at cost or at the purchase price of such shares upon the occurrence of certain events, such as the termination of employment or service.

PREFERRED SHARES: CONVERSION PROVISIONS

9	Right to Convert. Each Series A Preferred Share and Series B Preferred Share shall be convertible at the option of the holder thereof, at any time after the date of issuance of such Share into such number of fully paid and nonassessable Common Shares as is determined by dividing its Original Issue Price by the Conversion Price applicable to such Share and in effect on the date the share certificate is surrendered for conversion.

10

Automatic Conversion. Each Series A Preferred Share and Series B Preferred Share shall automatically be converted into Common Shares at the Conversion Price at the time in effect for such series immediately upon the earlier of (i) except as provided in the Article below headed “Mechanics of Conversion,” the closing of the sale by the Company of Common Shares in a firm commitment underwritten public offering registered under the United States Securities Act of 1933, as amended (the “Securities Act”), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Company, that results in gross offering proceeds (before deduction of underwriters’ discounts and commissions and expenses) to the Company of not less than $30,000,000 at a price per Share that reflects a valuation of the Company of not less than $150,000,000 or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding Series A Preferred Shares and Series B Preferred Shares, voting together as a single class on an as-converted basis.

11	Mechanics of Conversion.

11.1	Before any holder of a series of Preferred Shares shall be entitled to convert the same into Common Shares, such holder shall surrender the share certificate or share certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for such series of Preferred Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the share certificate or share certificates for Common Shares are to be issued; provided, however, that in the event of an automatic conversion pursuant to the Article above headed “Automatic Conversion”, the outstanding Preferred Shares shall be converted automatically without any further action by the holder of such Shares and whether or not the share certificate representing such Shares is surrendered to the Company or its transfer agent; provided, further, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon such automatic conversion unless either the share certificates evidencing such Preferred Shares are delivered to the Company or its transfer agent as provided above, or the holder notifies the Company or its transfer agent that such share certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such share certificates. The Company shall, as soon as practicable after the surrender by a holder of the share certificate representing the Preferred Shares in accordance with this Article, issue and deliver at such office to such holder of such series of Preferred Shares, or to the nominee or nominees of such holder, a share certificate or share certificates, for the number of Common Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Preferred Shares to be converted, and the person or persons entitled to receive the shares of Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares as of such date. Any conversion of Preferred Shares made pursuant to these Articles shall be effected by the redemption of the relevant number of Preferred Shares and the issuance of an appropriate number of Common Shares and shall be entered onto the Register of Members accordingly.

11.2

If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act, the conversion may, at the option of any holder tendering Preferred Shares for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Shares issuable upon such conversion of such Preferred Shares shall not be deemed to have converted such Preferred Shares until immediately prior to the closing of such sale of securities.

11.3	If the conversion occurs through the vote of the holders of a majority of the Series A Preferred Shares and Series B Preferred Shares then outstanding, voting together as a single class on an as-converted basis, such conversion shall be deemed to have been made at the close of business on the day written notice of such election has been received by the Company, and the person or persons entitled to receive Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Shares on such date by entry in the Register of Members. Until share certificates for such Series A Preferred Shares and Series B Preferred Shares which have been converted have been delivered to the Company for exchange for share certificates representing Common Shares, the only evidence of title to such Common Shares shall be by entry in the Register of Members which under the Statute is regarded as prima facie evidence of any such matters.

12	Other Distributions. In the event the Company shall declare a distribution to the holders of the Common Shares, payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights, then, in each such case for the purpose of this Article, the holders of the Preferred Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Common Shares into which their Preferred Shares are convertible as of the record date fixed for the determination of the holders of Common Shares entitled to receive such distribution.

13	Recapitalisations and Reorganizations.

13.1	If at any time or from time to time there shall be a recapitalisation or reorganization of the Common Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” or “WINDING UP; LIQUIDATION PREFERENCE”) provision shall be made so that the holders of the Preferred Shares shall thereafter be entitled to receive, upon conversion thereof, the number of shares or other securities or property of the Company or otherwise, to which a holder of Common Shares deliverable upon conversion would have been entitled on such recapitalisation. In any such case, appropriate adjustment shall be made in the application of the provisions in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” with respect to the rights of the holders of the Preferred Shares after the recapitalisation or reorganization to the end that the provisions thereof (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Shares) shall be applicable after that event as nearly equivalent as may be practicable.

13.2

If any consolidation or merger of the Company with another company or entity shall be effected (other than a consolidation or merger provided for elsewhere in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” or

“WINDING UP; LIQUIDATION PREFERENCE”), then, as a condition of such consolidation or merger, lawful and adequate provision shall be made whereby the holders of the Preferred Shares shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein, and in lieu of the Common Shares immediately theretofore receivable upon the conversion of the Preferred Shares, such shares, securities or assets as may be issued or payable in connection with such consolidation or merger with respect to or in exchange for a number of outstanding Common Shares equal to the number of Common Shares issuable upon conversion of the Preferred Shares immediately prior to such consolidation or merger. In any such case, appropriate provision shall be made with respect to the rights and interests of the holders of the Preferred Shares to the end that the provisions hereof (including, without limitation, provisions for adjustment of the each applicable Conversion Price) shall thereafter be applicable, as nearly as may be practicable, in relation to any shares, securities or assets thereafter deliverable upon the exercise of such conversion rights. The Company shall not effect any such consolidation or merger unless, prior to or simultaneously with the consummation thereof, the successor corporation or entity (if other than the Company) resulting from such consolidation or merger shall assume by written instrument executed and mailed or delivered to the holders of the Preferred Shares, the obligations to deliver to such holders such shares, securities or assets as, in accordance with the foregoing provisions, the holders may be entitled to receive. Except as expressly set forth in this Article, nothing in this Article will be deemed to restrict the Company from entering into a consolidation or merger.

14	No Impairment. The Company will not, by amendment of these Articles or through any reorganization, recapitalisation, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Shares against impairment.

15	No Fractional Shares and Certificate as to Adjustments.

15.1	No fractional Shares shall be issued upon the conversion of any Preferred Shares, and the number of Common Shares to be issued shall be rounded down to the nearest whole Share. Whether or not fractional Shares are issuable upon such conversion shall be determined on the basis of the total number of Preferred Shares the holder is at the time converting into Common Shares and the number of Common Shares issuable upon such aggregate conversion.

15.2

Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Shares pursuant to in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS”, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Preferred Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the consideration received or deemed to be received by the Company for any additional Shares issued or sold or deemed to have been issued or sold, (C) the Conversion Price for such series of Preferred Shares at the time in effect, and (D) the number of Common Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Preferred Share.

16	Notices of Record Date. In the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any Shares of any class or any other securities or property, to receive any other right, or to exchange their Common Shares, Preferred Shares (or other securities) for securities or other property deliverable upon a reorganization, reclassification, consolidation, merger, dissolution, liquidation or winding up, the Company shall mail to each holder of Preferred Shares, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other exchange, and the amount and character of such dividend, distribution, right or other exchange.

17	Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorised but unissued share capital, solely for the purpose of effecting the conversion of all outstanding Series A Preferred Shares and Series B Preferred Shares, such number of Common Shares as shall from time to time be sufficient to effect such conversion; and if at any time the number of authorised but unissued Common Shares shall not be sufficient to effect such conversion, in addition to such other remedies as shall be available to the holder of such Preferred Shares, the Company acting by way of general meeting or written resolution of the Members, will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorised but unissued share capital to such number of Common Shares as shall be sufficient for such purposes, including, without limitation, engaging in commercially reasonable efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles or to amend the share capital as contemplated by section 13 of the Statute.

18	Notices. Any notice required in these Articles under the heading “PREFERRED SHARES: CONVERSION PROVISIONS” to be given to the holders of Preferred Shares shall be deemed given three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to each holder of record at his address appearing on the Register of Members.

RIGHTS ATTACHING TO THE COMMON SHARES

19	The Common Shares shall have the following rights:

19.1	Voting Rights. Except as otherwise required by law or these Articles, each holder of Common Shares shall have one vote in respect of each Common Share held by such holder of record on the Register of Members on all matters submitted to a vote of the Members of the Company;

19.2	Dividends. Subject to the preferential rights of the Preferred Shares, the holders of the Common Shares shall be entitled to receive, when and if declared by the board of Directors, out of the assets of the Company which are by law available therefor, dividends payable either in cash, in property or in Shares; and

19.3	Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of the Preferred Shares these Articles under the heading “WINDING UP; LIQUIDATION PREFERENCE”, holders of Common Shares shall be entitled to participate in any distribution of the assets of the Company in accordance with the relevant Articles under the heading “WINDING UP; LIQUIDATION PREFERENCE”.

REGISTER OF MEMBERS

20	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

21	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting.

22	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any Dividend.

23

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such

Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

24	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

25	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

26	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

TRANSFER OF SHARES

27	No Share nor any interest in a Share may be transferred either absolutely or by way of mortgage, charge, pledge or otherwise unless the requirements of these Articles are complied with and the Directors consent. The Directors shall apply the relevant provisions in any documentation that the Company is party to governing the transfer of Shares in giving their consent. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. Provided that the Directors shall not register a transfer of any Shares which are subject to a mortgage, charge or other security interest over its shares in the Company which is notified to the Company in writing by the shareholder or on the shareholder’s behalf (a “Security Interest”) without the prior written consent of the person to whom the Security Interest is granted and further provided that the Directors shall register Chinadotcom Capital Limited as the shareholder and any interest of any person, including, without limitation Chinadotcom Capital Limited or any person whom Chinadotcom Capital Limited nominates pursuant to the Share Pledge Agreement entered or to be entered into by Chinadotcom Capital Limited and Symphony Technology II-A, L.P., to whom a Security Interest is granted, following the enforcement of the Security Interest.

28	The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

REDEMPTION AND REPURCHASE OF SHARES

29	Subject to the provisions of the Statute the Company may issue Common Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Common Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares. The Series A Preferred Shares and Series B Preferred Shares shall not be redeemable.

30	Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) provided that the Members shall have approved the manner of purchase by Ordinary Resolution.

31	Purchase of Shares owned by an Employee Shareholders. The Company is authorised to purchase any Share owned by an Employee Shareholders in accordance with the following manner of purchase: The Company shall serve a repurchase notice in a form approved by the Directors on the Member from whom the Shares are to be repurchased at least 2 days prior to the date specified in the notice as being the repurchase date; the price for the Shares being repurchased shall be such price agreed between the board of Directors and the applicable Member; the date of repurchase shall be the date specified in the repurchase notice; and the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the board of Directors and the applicable Member in their sole discretion.

32	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

33	Except as otherwise expressly permitted in these Articles, any amendment, modification or supplement to these Articles if such action would alter or change materially and adversely the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Shares, shall not be effective except with the consent in writing of the holders of a majority of the outstanding Preferred Shares (whichever Shares are so affected by such amendment, modification or supplement) or with the sanction of a resolution passed at a separate meeting of the holders of the Preferred Shares by the holders of a majority of the outstanding Preferred Shares (whichever Shares are so affected by such amendment, modification or supplement).

34	The rights attached to the Common Shares may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of a majority of the Common Shares, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Common Shares

35	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one or more persons holding or representing by proxy a majority of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

36	The rights attached to the Preferred Shares shall be deemed to be varied by the increase or decrease (other than by redemption or conversion) of the total number of authorised Shares.

COMMISSION ON SALE OF SHARES

37	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

38

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any

Share other than an absolute right to the entirety thereof in the registered holder provided that the Company shall recognise any interest of any person, including, without limitation, Chinadotcom Capital Limited, any person whom Chinadotcom Capital Limited nominates pursuant to the Share Pledge Agreement entered or to be entered into by Chinadotcom Capital Limited and Symphony Technology II-A, L.P., and any person to whom a shareholder grants a Security Interest.

LIEN ON SHARES

39	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for any amounts unpaid on such Shares, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

40	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

41	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under these Articles.

42	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

43	Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

44	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

45	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

46	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

47	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

48	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

49	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

50	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

51

If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

52	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

53	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

54	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

55	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

56	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

57	If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.

58

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.

59	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

60	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND

ALTERATION OF CAPITAL

61	The Company may by Ordinary Resolution:

61.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

61.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

61.3	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

61.4	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

62	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

63	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

63.1	change its name;

63.2	alter or add to these Articles, subject to the separate Preferred Shares series vote set forth under the heading “POWERS OF DIRECTORS”;

63.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

63.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

64	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

65	All general meetings other than annual general meetings shall be called extraordinary general meetings.

66	The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.

67	The Company may hold an annual general meeting, but shall not (unless required by Statute) be obliged to hold an annual general meeting.

68	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

69	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.

70	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

71	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

72	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

73	At least five days’ notice shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

73.1	in the case of an annual general meeting, by Members (or their proxies) holding a majority in par value of the Shares entitled to attend and vote thereat; and

73.2	in the case of an extraordinary general meeting, by Members (or their proxies) holding a majority in par value of the Shares entitled to attend and vote thereat.

74	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

75	The holder of each Series A Preferred Share and the holder of each Series B Preferred Share shall be entitled, notwithstanding any provision hereof, to notice of any general meeting in accordance with these Articles.

PROCEEDINGS AT GENERAL MEETINGS

76	No business shall be transacted at any general meeting unless a quorum is present. A quorum shall be that number of Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative holding a majority in par value of the Shares entitled to attend and vote thereat

77	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

78	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

79	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

80	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

81	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

82	The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

83	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

84	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

85	The demand for a poll may be withdrawn.

86	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

87	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

88	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

89	Each holder of a Series A Preferred Share and each holder of a Series B Preferred Share shall have the right to one vote for each Common Share into which such Series A Preferred Share or such Series B Preferred Share could be converted on the record date for the vote or written resolution of Members and, except as otherwise required by law, with respect to such vote, such holder of Preferred Shares shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Shares.

90	Only the affirmative vote of holders of a majority of Preferred Shares, voting together as a single class, shall be able to appoint or remove, with or without cause, the Directors.

91	Subject to any rights or restrictions attached to any Shares (including such rights set out in the two immediately preceding Articles), on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.

92	Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Shares into which Preferred Shares held by each holder could be converted) shall be rounded down to the nearest whole number.

93	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

94	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

95	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

96	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

97	On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

98	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

PROXIES

99	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

100	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

100.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

100.2	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

100.3	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may, in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

101	The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

102	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATE MEMBERS

103	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

SHARES THAT MAY NOT BE VOTED

104	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

105	There shall be a board of Directors consisting of five persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors, subject to the Director Provision (as defined under the heading “POWERS OF DIRECTORS”). The first Directors of the Company shall be determined in writing by, or appointed by a resolution of, the subscribers.

POWERS OF DIRECTORS

106	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

107	For so long as the Protective Condition exists and notwithstanding any other Article herein, no extraordinary or annual general meeting called for the purpose of considering an alteration, amendment, supplement or revision of these Articles shall be quorate, without there being present in person or by proxy the holders of a majority of each of the Series A Preferred Shares and the Series B Preferred Shares (each voting as a separate class), and none of the following actions may be taken, directly or indirectly, by the Company without first obtaining the approval (by vote or written resolution, as provided by these Articles and by law) of the holders of a majority of each of the Series A Preferred Shares and the Series B Preferred Shares (each voting as a separate class):

107.1	effect any merger, other corporate reorganization, transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of or any transaction in which greater than twenty percent (20%) of the assets of the Company are sold;

107.2	create (by reclassification or otherwise), authorize or issue, or obligate itself to issue, any other equity security, including any other security convertible into or exercisable for any equity security (i) having a preference over, or being on a parity or pari passu with, the Preferred Shares with respect to voting rights, dividend rights, conversion rights or liquidation rights, or (ii) having rights similar to any of the rights of the Preferred Shares;

107.3	increase or decrease the number of authorized Directors of the Company (the “Director Provision”);

107.4	alter, amend, supplement or revise these Articles;

107.5	redeem or repurchase any Common Shares or Preferred Shares; provided, however, for the avoidance of doubt, that this restriction shall not apply to the repurchase of Common Shares or Preferred Shares issued pursuant to equity incentive agreements from Employee Shareholders under which the Company has the right to repurchase such Shares upon the termination of such services; or

107.6	acquire, through merger, share purchase or otherwise, a majority interest in another entity of all or substantially all of the assets of another entity in exchange for payment by the Company of an amount in excess of US$10,000,000.

108	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

109	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

110	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture shares, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

APPOINTMENT AND REMOVAL OF DIRECTORS

111	The Company may appoint any person to be a Director or may remove any Director, so long as any Series A Preferred Shares or Series B Preferred Shares shall be outstanding, by the affirmative vote of the holders of a majority of the then outstanding Series A Preferred Shares and Series B Preferred Shares, voting together as a single class on an as-converted basis, and if no Series A Preferred Shares or Series B Preferred Shares shall be outstanding, then by Ordinary Resolution.

112	If a vacancy on the board of Directors occurs, the Directors may appoint any person to be a Director provided that only a director or directors nominated (in accordance with the terms of any agreement to which such Members are party and which provide for such matters) by the same series of Preferred Shares as the vacating director, shall be entitled to vote to fill such vacancy. If there are no such directors, such vacancy shall be filled by the affirmative vote of the holders of a majority of the Preferred Shares of that same series as those who would be entitled to nominate a person to fill such vacancy in accordance with the terms of any agreement to which such Members are party and which provide for such matters.

VACATION OF OFFICE OF DIRECTOR

113	The office of a Director shall be vacated if:

113.1	he gives notice in writing to the Company that he resigns the office of Director; or

113.2	if he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

113.3	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

113.4	if he is found to be or becomes of unsound mind; or

113.5	if all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director.

PROCEEDINGS OF DIRECTORS

114	The quorum for the transaction of the business of the Directors shall be a majority of the duly appointed and acting Directors. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.

115	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

116	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

117	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

118	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

119	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

120	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

121

All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

122	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

PRESUMPTION OF ASSENT

123	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS’ INTERESTS

124	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

125	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

126	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

127	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

128	A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

MINUTES

129	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS’ POWERS

130	The Directors may, by resolution adopted by a majority of the authorized Directors, delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. The appointment of members of a committee and the removal of members of a committee requires the vote of a majority of the authorized number of Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

131	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

132	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

133	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

134	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

135	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

136	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

137	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

138	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

139	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

NO MINIMUM SHAREHOLDING

140	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

REMUNERATION OF DIRECTORS

141	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

142	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

SEAL

143	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

144	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

145	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

146

Subject to the Statute and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute. In the event that the Company has taxable gains that are attributed to any holder of Shares (for example, as a result of an election to treat the Company as a partnership for U.S. federal and state income tax purposes), and these amounts have not been distributed to the holders, the Company shall be required to distribute in cash, no later than five (5) days prior to the due date of any quarterly estimated tax payment obligation and one hundred (100) days after the close of each fiscal year (each a “Due Date”), an amount per Share sufficient for each direct holder and their indirect holders, in the case of direct holders that are pass-through entities for income tax purposes, to pay their income tax liabilities resulting from such income or gains; provided that, in the event the Company has not received information from the holders regarding the amount of such tax liability at least ten (10) days before a Due Date, a minimum mandatory distribution of forty percent (40%) of taxable income shall be distributed automatically on or before each Due Date. The Company will make any distributions payable pursuant to this section to all holders on a pro rata basis (based on the number of Shares owned).

147	Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

148	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

149	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

150	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

151	No Dividend or distribution shall bear interest against the Company.

152

Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

153	The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

154	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

155	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

156	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

AUDIT

157	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors, and may fix his or their remuneration.

158	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

159	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

NOTICES

160	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex or fax to him or to his address as shown in the Register of Members. Any notice, if posted from one country to another, is to be sent airmail.

161	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted.

162	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

163

Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

WINDING UP; LIQUIDATION PREFERENCE

164	If the Company is wound up, liquidated or dissolved then, subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company:

164.1	the holders of Series A Preferred Shares and the Series B Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Shares or other Junior Equity Security by reason of their ownership thereof, an amount per Share equal to the Liquidation Preference for such Share plus all declared but unpaid dividends on such Shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Shares and Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Shares and Series B Preferred Shares based on the preferential amount each such holder is otherwise entitled to receive; and

164.2	Upon the completion of the distribution required by the immediately above sub-article, the remaining assets and funds of the Company available for distribution to shareholders shall be distributed among the holders of the Series A Preferred Shares, Series B Preferred Shares and Common Shares pro rata based on the number of Common Shares held by each (assuming conversion of all such Series A Preferred Shares and Series B Preferred Shares).

165	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

166

In the event that a Deemed Liquidation occurs, the holders of the Series A Preferred Shares and Series B Preferred Shares shall be entitled to receive at the closing of such Acquisition in cash, securities or other property, the Deemed Liquidation Preference by way of a Dividend or distribution on such Shares; provided, however, that if the holders of at least a majority of the then outstanding shares of each of Series A Preferred Shares and Series B Preferred Shares, voting as separate classes, vote affirmatively to approve an Acquisition and, in connection with such vote, agree that the cash, securities or other property to be received in connection with such Acquisition shall be distributed among the holders of Preferred Shares and Common Shares in accordance with the agreement or agreements setting forth the terms and conditions of such Acquisition, then in lieu of the amounts specified in above, the holders of Preferred Shares and Common Shares shall be entitled to receive such amounts upon the closing of such Acquisition as are set forth in such agreement or agreements and not the amounts specified in above.

167	In the event of an Acquisition, if the consideration received by the Company is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

167.1	Securities not subject to investment letter or other similar restrictions on free marketability:

167.1.1	If traded on a securities exchange or other last sale reporting system such as The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 20-day period ending two days prior to the closing (or such other period as is set forth in the agreement or agreements setting forth the terms of such Acquisition);

167.1.2	If actively traded over-the-counter (but not on a last sale reporting system), the value shall be deemed to be the average of the closing bid prices over the 20-day period ending two days prior to the closing (or such other period as is set forth in the agreement or agreements setting forth the terms of such Acquisition); and

167.1.3	If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Company and the holders of at least a majority of the then outstanding Series A Preferred Shares and the Series B Preferred Shares, voting as two separate classes.

167.2	The method of valuation of securities subject to investment letter or other restrictions on free marketability including, without limitation, restrictions arising solely by virtue of a shareholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount, if any, from the market value determined as set forth in the above Article to reflect the approximate fair market value thereof, as determined in good faith by the Directors.

INDEMNITY

168	The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company to the fullest extent permitted by law from and against all actions, proceedings, costs, charges, losses, damages and expenses (including, without limitation, attorney’s fees and expenses) which they or any of them shall or may incur or sustain by reason of any act (including, without limitation, the investigation of any act) done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own misconduct, neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the misconduct, neglect or default of such Director, officer or trustee.

169	The board of Directors may, notwithstanding any interest of the Directors in such action, authorize the Company to purchase and maintain insurance on behalf of any person described in the above Article, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of the above Article.

FINANCIAL YEAR

170	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

171	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Exhibit 1.6

CAYMAN FIRST TIER

EXECUTIVE COMMITTEE CHARTER

ADOPTED SEPTEMBER 4, 2003

I. PURPOSE AND RESPONSIBILITIES

A. Committee Powers. The purpose of the Executive Committee (the “Committee”) of the Board of Directors (the “Board”) of Cayman First Tier (the “Company”) is to discharge the responsibilities of the Board relating to the duties and responsibilities enumerated below:

1. use commercially reasonable efforts to cause the Company to achieve consistent and profitable results in line with the quarterly projections that the Committee submits to the Board;

2. except as otherwise specified herein, appoint, evaluate the performance of, promote, terminate or demote and remove members of the Company’s senior management team, including, without limitation, the chief executive officer and president of the Company, but excluding the chief financial officer;

3. except as otherwise specified herein, demote and remove the chief financial officer of the Company and, if at any time no chief financial officer is in place, identify and nominate to the Board a candidate or candidates to become chief financial officer;

4. evaluate and approve the Company’s exercise of its voting rights as shareholders in, or as members or partners of, Affiliated Companies (as defined below) including the appointment of directors and officers of the Affiliated Companies (with appointment of Series A and Series B appointees in proportion to their representation on the Committee, including the appointment of two CDC appointees (who shall also be Company Directors) as directors of IMI Global Holdings Ireland Limited), provided that such exercise shall not violate the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), the Shareholders Agreement (the “Shareholders Agreement”) dated as of September, 2003 by and among the Company, Symphony Technology II-A, L.P., a Delaware limited liability partnership (“Symphony”), and chinadotcom Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“CDC”), the Put Option Agreement dated as of September, 2003 by and among the Company, Symphony and CDC, the Revolving Credit Agreement dated as of September, 2003 by and between the Company and CDC (the “Line of Credit”) or related ancillary documents;

5. except as otherwise specified herein, determine and approve compensation levels for senior management, including without limitation performance and incentive based compensation such as stock option awards, awards of restricted stock, SARs, and the like with respect to the Affiliated Companies (collectively “Equity Incentives”); establish the appropriate incentive compensation and equity-based plans with respect to Equity Incentives for the Company’s employees and consultants, reserving such number of shares to be issued pursuant to such plans by the Company or a subsidiary entity of the Company as determined by the

Committee, subject only to the limit set forth in I.D.3. of this Charter; and administer such plans, including specifically making grants with respect to Equity Incentives under said plans, provided that the Committee may delegate to the Company’s chief executive officer the authority to carry out all of the powers of the Committee to grant options under the Company’s plans to employees or consultants of the Company who are not members of the Board, the chief executive officer or officers; and provided further that such plans shall require five-year vesting, with one-year cliff vesting and the Committee shall use reasonable efforts to ensure that the aggregate number of shares vested and exercised under any plans shall not exceed 1.8% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that results in a similar dilution) until September 1, 2004. For avoidance of doubt, the Equity Incentives shall be issuable pursuant to a single global plan, which may include subplans designed to address securities, tax or other juridictional specific issues, with the result that the global plan accounts for no greater than 10% of the Equity Incentives on a fully diluted basis of the Company (assuming the consolidation of all Affiliated Companies) unless otherwise permitted pursuant to I.D.3;

6. formulate and approve the Company’s operating budget so long as the budget is EBITDA positive (exclusive of one-time, restructuring or transaction -related charges);

7. evaluate and approve operating and capital expenditures and contractual commitments, including those not in the ordinary course of the Company’s business;

8. evaluate and respond to inquiries regarding potential acquisitions of the shares or assets of the Company;

9. identify and evaluate potential acquisition targets and approve acquisitions, mergers and divestitures subject to the provisions of the Company’s Amended and Restated Memorandum and Articles of Association;

10. formulate and approve the Company’s business and operating plans for the Combined Entity (as defined below), including long-term strategy;

11. establish and maintain procedures designed to ensure that the Company (i) is responsive to requests intended to accommodate CDC’s internal control and accounting policies, and (ii) complies with applicable federal and state securities laws and regulations and applicable exchange or self regulatory organization rules and requirements (collectively, the “Compliance Requirements”)

12. implement policies relating to Compliance Requirements that are established by the Board and oversee operation of the Company’s business in an effort to ensure compliance with such policies and procedures;

13. in the event that the Board or the Committee determines that the Company has engaged in practices that are not in compliance with any Compliance Requirements, adopt policies and procedures designed to prevent the recurrence of, or any further noncompliance, including based on the reasonable recommendations of the Company’s independent auditors.

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14. evaluate and, if approved by the Committee, adopt and implement recommendations from the Board regarding compliance with Compliance Requirements;

15. provide information, and instruct the officers and employees of the Company to provide information, reasonably requested by the Board or that is appropriate or necessary to allow the Board to exercise its duties;

16. authorize and effect draws pursuant to the Line of Credit without regard to any default or other obligation under the Foothill Credit Agreement (as defined in the Line of Credit);

17. authorize and effect payment of amounts owed by the Company to any third party creditor or lender (regardless of whether such amounts are due) without regard to any default or other obligation under the Foothill Credit Agreement (as defined in the Line of Credit);

18. authorize and make any tax related filings or elections; provided that (i) it does not effect CDC’s ability to consolidate financial statements for so long as CDC is a majority shareholder of the Company or (ii) it does not adversely effect CDC’s rights as a secured lender under the Line of Credit;

19. perform such other duties and responsibilities enumerated in and consistent with this Charter.

B. Required Actions. Notwithstanding anything to the contrary in this Charter:

1. If the Committee proposes to amend or adjust the Company’s operating budget so as to increase expenses for any fiscal quarter by more than five percent (5%), or proposes expenditures that will exceed the Company’s operating budget expenses by more than five percent (5%) for any fiscal quarter, then the Committee shall present such revised budget or expenditures to the Board for consideration. The Committee may approve and implement such revised budget or expenditures (i) if the Board approves such revised budget or expenditures, (ii) upon approval by the Committee after considering any recommendation made by the Board or (iii) after thirty (30) days, whichever occurs first.

2. Any check or wire transfer in an amount of $1 million or above (in the aggregate to any one payee, whether directly or indirectly in any rolling one-year period) shall require (i) the signature of a designated director, appointed by the Series A Preferred Shares, who shall initially be Romesh Wadhwani or the signature of a designated director appointed by the Series B Preferred Shares, who shall initially be Peter Yip, (ii) the signature of a senior executive of the Company and (iii) a Committee resolution, if the amount is equal to or less than $3 million or a Board resolution if the amount is greater than $3 million.

C. Shared Powers. Notwithstanding anything to the contrary in this Charter, the Board and the Committee shall each independently have the power to:

1. terminate and remove members of the Company’s senior management team, including, without limitation, the chief executive officer, president and chief financial officer of the Company, for (i) any adjudication, admission or plea of no contest to fraud or an

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act of dishonesty against the Company; (ii) a conviction or plea of guilty or no contest to any felony or gross negligence in the performance of duties; or (iii) any gross negligence, willful misconduct or acts of dishonesty in the performance of duties which causes a material detriment to the Company; and

2. initiate, manage and direct investigations into potential noncompliance by the Company with Compliance Requirements.

D. Board Powers. Notwithstanding anything to the contrary in this Charter, the Board shall have the exclusive power to:

1. select, appoint and terminate the Company’s independent auditor from one of the following firms: Ernst & Young, PricewaterhouseCoopers, Deloitte & Touche and KPMG, approve changes in significant accounting policies and instruct the auditor to perform unaudited quarterly reviews in addition to annual audits, if the Board determines that such reviews are in the best interest of the Company;

2. if at any time no chief financial officer of the Company is in place, review the candidates for the chief financial officer position nominated by the Committee and approve the selection of one such candidate within 30 calendar days;

3. subject to the Committee’s power in I.A.4. above, approve establishment of equity incentive or similar equity compensation plans for which shares representing, in the aggregate, more than 10% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that result in a similar dilution) are reserved or allocated, and increases in such plans that result in more than 10% of the fully diluted capitalization of the Company (or such number of shares in a subsidiary that result in a similar dilution) being reserved or allocated for such plan;

4. approve any increases in or grants of employee annual cash compensation that are an aggregate of $200,000 or more per employee greater than the levels or ranges agreed to by the Company and the employee;

5. instruct the Company’s Chief Executive Officer or Chief Financial Officer of the Company to participate in weekly CDC management meetings;

6. require the Company’s chief executive officer and chief financial officer (or equivalent) to execute quarterly and annual certifications of the Company’s financial results;

7. instruct the Company’s management to, within reason, support CDC’s internal quarterly and annual financial reviews and audits, which would include allowing and facilitating periodic reviews by the CDC internal auditor;

8. instruct the Committee to implement a financial control policy designed to prevent fraud or lack of compliance with the Compliance Requirements, which may include reasonable check signing policies or procedures; provided however that such policies of procedures shall not limit or interfere with the Committee’s ability to operate the business;

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9. after recommendation by the Committee, approve, within 30 calendar days, any transaction in which (i) greater than five percent (5%) of the assets of the Company are sold or (ii) the Company acquires, through merger, stock purchase or otherwise, a majority interest in another entity or all or substantially all of the assets of another entity in exchange for aggregate transaction payment by the Company of an amount in excess of $3,000,000 in value;

10. establish policies designed to ensure that the Company complies with Compliance Requirements;

11. make recommendations to the Committee regarding any of the duties delegated to the Committee; and

12. exercise any power not delegated to the Committee.

II. EXCLUSIVE DELEGATION

The delegation of responsibilities of the Board to the Committee shall be exclusive, and the Board shall not exercise any powers or discharge any duties and responsibilities delegated to the Committee for so long as the Committee exists, unless specifically requested by the Committee.

III. MEMBERSHIP AND PROCEDURES

A. Membership and Appointment. The authorized number of members of the Committee shall be three (3) members of the Board, with one (1) member to be elected by the affirmative vote of the holders of a majority of the Company’s outstanding Series B Preferred Shares, and two (2) members to be elected by the affirmative vote of the holders of a majority of the Company’s outstanding Series A Preferred Shares (such authorized number of members and the method for their election shall be referred to as the “Primary Membership”);

B. Expansion to Four Members. Notwithstanding anything in this Charter to the contrary, the authorized number of Committee members may be increased by the Board from three (3) to four (4) members, and if increased by the Board to four (4) members, the fourth member shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares, if:

1. the Combined Entity has had negative EBITDA on the basis of generally accepted accounting principles in the United States (“Operating Loss”) for four (4) consecutive, complete fiscal quarters, and such Operating Loss was not contemplated in the annual or quarterly plan, provided that the Committee shall revert to the Primary Membership if the Combined Entity achieves two (2) consecutive quarters in which there was not an Operating Loss (and the expanded Committee shall use commercially reasonable efforts to cause the Combined Entity to achieve such results). For purposes of calculating whether the Combined Entity has sustained an Operating Loss, effects on the business resulting from or attributable to (i) acts of war or terrorism, (ii) the effects of acquisitions, mergers or divestitures during the first two quarters following such acquisitions, mergers or divestitures or (iii) one-time charges such as transaction fees, restructuring charges and goodwill write-downs shall be disregarded and not considered; or

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2. the Combined Entity fails to make any payment in excess of US$1,000,000 to a third-party creditor when such payment is due excluding any payment due under the Foothill Credit Agreement (as defined in the Line of Credit) other than the final pay out of such loan as provided in the Series B Preferred Stock Purchase Agreement between CDC and the Company dated as of September 2003 (the “SPA”) (unless such failure results from the Combined Entity’s good faith dispute of such payment), provided that the Committee shall revert to the Primary Membership if the Combined Entity subsequently makes such payment (and the expanded Committee shall use commercially reasonable efforts to cause the Combined Entity to effect such payment).

3. the Company receives a written notice in accordance with the Line of Credit that the Company is in default of the Line of Credit because the Combined Entity is not Solvent (as defined in Section 7.1(e) of the Line of Credit); provided that if the foregoing default has not occurred per Section 7.1(e) on the earlier to occur of (i) the Company’s receipt of the accountant’s letter that states the Company is Solvent (as defined in Section 7.1(e)), as required pursuant to Section 7.1(e) or (ii) within sixty (60) days of the written notice, then the Committee shall revert to the Primary Membership.

C. Expansion to Five Members. Notwithstanding anything in this Charter to the contrary, the authorized number of Committee members may be increased by the Board to five (5) members, and if increased by the Board to five (5) members, the fourth and fifth members shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares, if:

1. Debt (as defined in the Line of Credit), excluding the Foothill Credit Agreement (provided that the Company repays and Foothill releases its security interest as provided in the Line of Credit), from a third-party lender to the Combined Entity becomes senior to the Line of Credit without the prior approval of CDC, provided that the Committee shall revert to the Primary Membership if the third-party Debt ceases to be senior to the Line of Credit (and the expanded Committee shall use commercially reasonable efforts to subordinate or repay such senior lender); or

2. the Company has failed to cure any default in any principal or interest payment obligation under the Line of Credit (it being understood that a default under the Foothill Credit Agreement shall in no event trigger any payment obligations under the Line of Credit), provided that the Committee shall revert to the Primary Membership if the Company pays all principal and interest due under the Line of Credit (and the expanded Committee shall use commercially reasonable efforts to repay such principal and interest).

3. the Company is in default of the Line of Credit because Combined Entity is not Solvent (as defined in Section 7.1(e) of the Line of Credit); provided that the Committee shall revert to the Primary Membership if the Combined Entity is Solvent (and the expanded Committee shall use commercially reasonable efforts to cause the Combined Entity to become Solvent).

D. Removal of Members and Vacancies. A Committee member once elected shall hold office until a successor has been elected, or until his or her death, resignation or removal.

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The membership of the Committee may be altered by the Board such that the entire Committee or any individual Committee member may be removed from such Committee with or without cause by the affirmative vote of a majority of the Board. Subject to the foregoing reserved authority, a Committee member elected by either the holders of Series A Preferred Shares or Series B Preferred Shares may be removed and replaced, with or without cause, only by the affirmative vote of the holders of a majority of series of preferred shares which initially elected that member. Any Committee member may resign from the Committee effective upon giving written notice to the Chairman of the Board, the Corporate Secretary, or the entire Board (unless the notice specifies a later time for the effectiveness of such resignation). Subject to the ultimate authority reserved by the Board to alter Committee membership, in the event a Committee member resigns, his or her successor member shall be elected consistent with the election provisions for Primary Membership.

E. Chairperson. A chairperson of the Committee (the “Chairperson”) may be designated by the majority vote of the full Committee membership. The Chairperson shall determine the agenda, the frequency and the length of meetings and shall have unlimited access to management and information. The Chairperson shall establish such other rules as may from time to time be necessary and proper for the conduct of the business of the Committee, but shall not do so in a manner that may unreasonably prevent the exercise by any member of the Committee of any right or power of such member.

F. Secretary. The Committee may appoint a Secretary whose duties and responsibilities shall be to keep appropriate records of the formal proceedings of the Committee and to perform all other duties as may from time to time be assigned to him or her by the Committee, or otherwise at the direction of a Committee member. The Secretary need not be a Director. The Secretary shall make reasonable efforts to distribute minutes of each meeting of the Committee to the Board within two (2) weeks of each Committee meeting.

G. Meetings. Regular meetings of the Committee may be held in accordance with the notice provisions for the time and place of such meetings set forth below. The Committee shall use reasonable efforts to schedule meetings at times that are reasonably convenient for all Committee members, except that no Committee member’s convenience shall cause a delay of more than 5 business days in scheduling a meeting. At each Committee meeting, the remaining Board members, or their delegates, may attend as observers. The Committee shall only delegate its powers to individual Committee members by resolution properly adopted by the Committee. Special meetings of the Committee shall be held at the call of the Chairperson, or upon written notice provided by at least two (2) Committee members. Meetings may be held at any place within the United States, Hong Kong or the Cayman Islands that has been designated by the Chairman, or, in the absence of such designation, at the principal executive offices of the Company. Members of the Committee may participate in a meeting through use of conference telephone or similar communications equipment. Participation in a meeting pursuant to this paragraph constitutes presence in person at such meeting.

H. Notice. Notice of the time and place of special meetings shall be delivered personally or by electronic mail to each director or sent by a reputable delivery or shipping service, charges prepaid, or by facsimile, addressed to each Committee member at that member’s address as it is shown on the records of the Company. If the notice is sent by delivery or

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shipping service, it shall be deposited for delivery at least three (3) business days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile or electronic mail, it shall be delivered personally or by facsimile or electronic mail at least three (3) business days before the time of the holding of the meeting. Any oral notice given personally may be communicated either to the Committee member or to a person at the office of the member who the person giving the notice has reason to believe will promptly communicate it to the member. The notice need not specify the purpose of the meeting.

I. Waiver of Notice. Notice of a meeting need not be given to any Committee member who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting.

J. Quorum. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of business, except to adjourn as provided under “Adjournment,” below. Every act or decision done or made by a majority of the Committee members present at a meeting duly held at which a quorum is present is the act of the Committee. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Committee members, if any action taken is approved by at least a majority of the required quorum for such meeting.

K. Adjournment. A majority of the Committee members present, whether or not a quorum is present, may adjourn any meeting to another time and place.

L. Notice of Adjournment. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time and place shall be given prior to the time of the adjourned meeting to the Committee members who were not present at the time of the adjournment.

M. Committee Action by Written Consent Without A Meeting. Any action required or permitted to be taken by the Committee may be taken without a meeting, if all Committee members individually or collectively consent in writing or by electronic transmission to such action. Such written consent or consents or electronic transmission or transmissions shall be filed with the minutes of the proceedings of the Committee. Such action by written consent or electronic transmission shall have the same force and effect as a unanimous vote of the Committee.

N. Delegation. The Committee may, by resolution passed by a majority of the Committee, designate one or more subcommittees, which shall consist of at least one (1) Committee member selected by the Committee members appointed by the holders of the Series A Preferred Shares and one Committee member appointed by the Committee members appointed by the holders of the Series B Preferred Shares unless otherwise approved by the holders of the Series B Preferred Shares. Any such subcommittee to the extent provided in the resolutions of the Committee and to the extent not limited by applicable law or, if an when applicable, listing standard, shall have and may exercise all the powers and authority of the Committee. Each subcommittee shall have such name as may be determined from time to time by resolution adopted by the Committee. Each subcommittee shall keep appropriate records of its meetings and actions and report the same to the Committee or the Board when required. Any member of

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the Committee (other than an alternate member) may by writing appoint any Responsible Officer (as defined in the Line of Credit) of CDC or Symphony, as the case may be, to be an alternate member and by writing may remove from office an alternate member so appointed by him, as provided in the Articles.

O. Authority to Retain Advisors. In the course of its duties, the Committee shall have the sole authority, at the Company’s expense, to retain and terminate such consultants and other advisors as the Committee may deem appropriate, including the sole authority to approve any such advisors’ fees and other retention terms, provided that such expenses for any consultant or advisor relating to any one project shall not exceed $250,000 without approval of the Board, provided that no such Board approval shall be necessary in connection with services provided by the Company’s legal counsel or auditors in the normal course or in connection with the exercise by Symphony of the divestiture or put rights provided in the Shareholders Agreement.

IV. AMENDMENT

A. Amendment by Board of Directors. This Charter and any provision contained herein may be amended or repealed by a majority of the Board.

V. DEFINITIONS

A. Affiliated Companies means the Company and its subsidiaries and any of the subsidiaries of subsidiaries.

B. Combined Entity means the combination of each of the Affiliated Companies and any and all Qualified Targets acquired by any Affiliated Company, taken as a whole.

C. Qualified Targets means any complementary company and/or assets in the warehousing management, logistics and distribution management, and supply chain execution software sectors that are appropriate, as determined by the Board or its designee.

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Exhibit 1.7

REVOLVING CREDIT AGREEMENT

This Agreement, dated as of September 8, 2003, is entered into by CAYMAN FIRST TIER, a Cayman Islands exempted company incorporated with limited liability (the “Borrower”), and CHINADOTCOM CAPITAL LIMITED, a British Virgin Islands company (the “Lender”).

Recital

The Borrower has requested that the Lender make available to the Borrower a revolving loan facility for the purpose of providing financing for, among other things, acquisitions of assets of, or equity interests in, companies in the business of providing software for warehousing management, logistics and distribution management, and supply-chain execution. The Lender is willing to make such a facility available to the Borrower on the terms and conditions set forth herein, and the Borrower and the Lender accordingly agree as set forth below.

ARTICLE 1.

DEFINITIONS, ACCOUNTING TERMS AND INTERPRETATION

Section 1.1 Certain Defined Terms. As used in this Agreement, the terms set forth below shall have the respective meanings specified below.

“Acquisition” means an acquisition of assets or equity interests pursuant to Section 2.8(a).

“Advance” has the meaning specified in Section 2.1(a).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) of a Person means the possession, direct or indirect, of the power to vote 10% or more of the equity interests having ordinary voting power for the election of directors of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of equity interests, by contract or otherwise.

“Authorized Officer” means, with respect to any action by the Borrower, an officer of the Borrower authorized to take such action pursuant to resolutions of the Borrower’s Board of Directors or Executive Committee delivered to the Lender from time to time.

“Borrower” has the meaning specified in the recital of parties to this Agreement.

“Borrower’s Account” means such account of the Borrower as the Borrower may designate from time to time by notice to the Lender.

“Borrower Security Agreement” means a security agreement with respect to the personal property of the Borrower (including its equity interest in its wholly owned Subsidiary STG, a Cayman Islands exempted company incorporated with limited liability, but only to the extent of 65% of such equity interest), in form and substance satisfactory to the Lender, made by the Borrower in favor of the Lender to secure the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Business Day” means a day of the year on which banks are not required or authorized to close in California, U.S.A. or Hong Kong, China.

“Cash Equivalents” means (a) such number of Shares with an aggregate value of $10,000,000 or more as may be issuable as Advances from time to time and (b) up to $15,000,000 in cash; provided, however, that all Advances, whether in cash or Shares, shall in any case be subject to the provisions of Section 2.1.

“CDC Outsourcing” means CDC Outsourcing Limited, a British Virgin Islands corporation.

“Closing Date” means the date on which the initial Advance is made hereunder.

“Collateral” means the real and personal property given as collateral pursuant to the Collateral Documents.

“Collateral Documents” means the Borrower Security Agreement, the Symphony Share Pledge Agreement, each Subsidiary Security Agreement and each other document pursuant to which the Borrower or any of its Affiliates grants a security interest to the Lender pursuant hereto.

“Commitment” has the meaning specified in Section 2.1(a).

“Control Agreement” means a control agreement with respect to a securities account or a deposit account, all as defined in the New York Uniform Commercial Code; provided, however, that no such control agreement may terminate or otherwise restrict any Credit Party’s right to withdraw funds and other assets freely from any such account unless and until a Default or an Event of Default has occurred and is continuing.

“Credit Documents” means this Agreement, the Note, each Subsidiary Guaranty and the Collateral Documents.

“Credit Parties” means the Borrower and each Subsidiary that executes and delivers a Credit Document.

“Debt” of any Person means (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional-sale or other title-retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, accounted for as capital leases, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter-of-credit or similar facilities, (f) all Debt referred to in any of clauses (a) through (e) above that is guaranteed directly or indirectly by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (iii) to advance or supply funds to maintain working capital or equity capital of another Person or otherwise to maintain the net worth or solvency of such Person (including any agreement in the nature of a support arrangement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (g) all Debt referred to in any of clauses (a) through (e) above that is secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided, however, that the amount of any Debt described in clause (g) above shall be limited to the lesser of (i) the amount of such Debt and (ii) the fair-market value of the property encumbered.

“Default” means any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Designated Subsidiary” has the meaning specified in Section 2.1(c).

“Dollars” and the symbol “$” mean lawful money of the United States of America from time to time.

“EBITDA” means, for the Borrower and its Subsidiaries on a consolidated basis for any period, net income plus the sum of (a) interest expense, (b) income-tax expense, (c) depreciation expense, (d) amortization expense and (e) transaction fees, restructuring costs and other one-time charges incurred in connection with Acquisitions.

“Environmental Action” means any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any Person concerning (a) violation of any Environmental Law or (b) release of any Hazardous Material (i) from any property owned or operated by any Credit Party or any predecessor in interest thereof, (ii) from any adjoining property or (iii) from or onto any facility that received any Hazardous Material generated by any Credit Party or any predecessor in interest thereof.

“Environmental Law” means any Governmental Rule relating to pollution or protection of the environment or any natural resource, to any Hazardous Material or to health or safety, including any Governmental Rule relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of any Hazardous Material.

“Environmental Liabilities and Costs” means all liabilities, monetary obligations, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs, expenses (including all reasonable fees, disbursements and expenses of counsel, experts or consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Person relating to an Environmental Action.

“Environmental Lien” means any Lien in favor of any Governmental Person for Environmental Liabilities and Costs.

“Event of Default” has the meaning specified in Section 7.1.

“Foothill” means Foothill Capital Corporation, a California corporation.

“Foothill Credit Agreement” means the Loan and Security Agreement dated as of January 27, 2003 among Foothill, STG OMS Ireland Limited, a private company limited by shares and incorporated under the laws of Ireland, and the other Persons named therein.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America, consistently applied.

“Governmental Action” means any authorization, approval, consent, waiver, exception, license, filing, registration, permit, notarization or other requirement of any Governmental Person.

“Governmental Person” means any national, federal, state or local government, any political subdivision thereof, or any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body or entity, including any central bank and any comparable authority.

“Governmental Rule” means any treaty, law, rule, regulation, ordinance, order, code, interpretation, judgment, writ, injunction, decree, determination, award, directive, guideline, request, policy or similar form of decision of any Governmental Person, referee or arbitrator.

“Hazardous Material” means any substance or material that is described as a toxic or hazardous substance, waste or material or as a pollutant, contaminant or infectious waste, or words of similar import, in any Environmental Law, including asbestos, petroleum (including crude oil or any fraction thereof, natural gas, natural-gas liquid, liquefied natural gas or synthetic gas usable for fuel, or any mixture of any of the foregoing), polychlorinated biphenyls, urea formaldehyde, radon gas, radioactive matter, and any chemical that may cause cancer or reproductive toxicity.

“IMI Global Holdings” means IMI Global Holdings Ireland Limited, a private company limited by shares incorporated under the laws of Ireland.

“Intellectual Property” means (a) all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country of issuance or formal name (collectively “Issued Patents”); (b) all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively, with Issued Patents, herein called “Patents”); (c) all copyrights, copyrightable works, semiconductor topography and mask works, including in each case any and all rights of authorship, use, publication, reproduction, distribution and performance transformation, all moral rights, all rights of ownership and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively “Copyrights”); (d) all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively “Trademarks”) and domain name registrations; (e) all rights in and to domain name registrations; (f) all technology, algorithms, inventions, designs, propriety information, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, computer programs, databases, database compilations, user interfaces, hardware, software and processes and the confidentiality, and other intangible and propriety rights subsisting therein; and (g) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect the same under applicable law).

“Issuer” means chinadotcom corporation, a Cayman Islands exempted company incorporated with limited liability that is listed on the Nasdaq National Market with the trading symbol “CHINA.”

“Lender” has the meaning specified in the recital of parties to this Agreement.

“Lender’s Account” means such account of the Lender located in Hong Kong as the Lender may designate from time to time by notice to the Borrower.

“Lien” means, with respect to any asset, (a) any lien, charge, option, claim, deed of trust, mortgage, security interest, pledge or other encumbrance, or any other type of preferential arrangement of any kind, in respect of such asset, including any easement, right of way or other encumbrance on title to real property, or (b) the interest of a vendor or lessor under any conditional-sale agreement, capital lease or other title-retention agreement relating to such asset.

“Luxco” means Symphony Enterprise Solutions, S.ar.l., a company incorporated under the laws of Luxembourg.

“Luxco Credit Agreement” means the Revolving Credit Agreement dated as of the date hereof between Luxco and the Lender.

“Mandatory Prepayment Event” means that (a) any one of the Persons listed on Schedule 1, or any one of the Subsidiaries of any such Person, makes one or more equity investments in Symphony for consideration exceeding $2,000,000 in the aggregate or (b) any one or more of the Persons listed on Schedule 1, and/or of the Subsidiaries thereof, make one or more equity investments in Symphony for consideration exceeding $5,000,000 in the aggregate.

“Material Adverse Effect” means a material and adverse effect on (a) the business, condition (financial or otherwise), operations, performance or properties of the Borrower and its Subsidiaries taken as a whole, (b) the validity or enforceability of any of the Credit Documents or (c) the rights or remedies of the Lender under any of the Credit Documents.

“Material Contract” means, with respect to any Person, (a) any agreement with a supplier to such Person for the sale of personal property or the furnishing of services to such Person under the terms of which such Person is required to pay more than $1,000,000 in the aggregate during any calendar year or more than $2,500,000 in the aggregate over the remaining term of such agreement, except for purchase orders and sale orders entered into in the ordinary course of business, (b) any agreement for the sale of personal property by such Person or for the furnishing of services by such Person under the terms of which such Person is to receive more than $1,500,000 in the aggregate during any calendar year or more than $3,000,000 in the aggregate over the remaining term of such agreement, except for purchase orders and sale orders entered into in the ordinary course of business, (c) any employment agreement, management agreement or agreement with an independent contractor or consultant under the terms of which such Person is required to pay more than $400,000 in cash during any calendar year, (d) any employment agreement, management agreement, contractor agreement or consultant agreement with an individual who is one of such Person’s five most highly compensated officers, employees, managers, contractors or consultants in terms of “Equity Incentives” (as defined in the Borrower’s Executive Committee Charter), (e) any real-property lease under the terms of which such Person is required to pay more than $500,000 in the aggregate during any calendar year or more than $1,000,000 in the aggregate over the remaining term of the lease, (f) any collective-bargaining agreement and (g) any contract that, if terminated or breached by either party, could reasonably be expected to have a Material Adverse Effect.

“Note” means a Revolving Note of the Borrower payable to the order of the Lender, substantially in the form of Exhibit A, evidencing the indebtedness of the Borrower to the Lender resulting from the Advances made by the Lender from time to time.

“Notice of Advance” means a notice from the Borrower to the Lender substantially in the form of Exhibit B.

“Obligation” means, with respect to any Person, any obligation of such Person of any kind, including any obligation to make any payment for any reason, whether or not such obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such obligation is discharged, stayed or otherwise affected by any proceeding referred to in Section 7.1(e). Without limiting the generality of the foregoing, the Obligations of the Borrower under or in respect of the Credit Documents include all principal, interest and other amounts payable by the Borrower under any Credit Document.

“Permitted Investments” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof, (b) marketable direct obligations issued by any state of the United States of America, any political subdivision of any such state or any public instrumentality of either thereof, in each case maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from either S&P or Moody’s, (c) commercial paper maturing not more than 270 days from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-1 or Prime-1 from S&P or Moody’s, (d) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof that are issued by a bank organized under the laws of the United States of America or any state thereof, which bank has a rating of at least A or A2 from S&P or Moody’s, and (e) certificates of deposit in an amount not exceeding $100,000 in the aggregate issued by any other bank so long as it is insured by the Federal Deposit Insurance Corporation. As used herein, “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., a New York corporation, and “Moody’s” means Moody’s Investors Service, Inc., a Delaware corporation.

“Permitted Liens” means (a) Liens for taxes, assessments and governmental charges or levies to the extent not required to be paid under Section 5.6, (b) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (d) easements, rights of way and other encumbrances on title to real property that do not render title to the property encumbered thereby unmarketable or materially and adversely affect the use of such property, (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of like nature incurred in the ordinary course of business, (f) judgment Liens that have been stayed or bonded, (g) the interests of lessors under operating leases, but only to the extent of the property that is the subject of such leases, (h) purchase-money Liens or the interests of lessors under capital leases to the extent that such Liens or interests secure Debt permitted hereunder and so long as such Liens attach only to the assets purchased or acquired and the proceeds thereof and (i) other Liens incidental to the conduct of business or the ownership of property and assets that were not incurred in connection with the borrowing of money or the obtaining of credit and that do not in the aggregate materially detract from the Lender’s rights in the Collateral or the value or usefulness of such property or assets.

“Person” means an individual, a partnership, a limited liability company, a corporation, a trust (including a business trust), an unincorporated association, a joint venture or any other entity, including any Governmental Person.

“Prime Rate” means the rate of interest per annum publicly announced by Citibank, N.A. from time to time as its “prime rate” in effect in the United States of America. For purposes of this Agreement, each change in the Prime Rate shall be effective from and including the date on which such change is publicly announced as being effective.

“Responsible Officer” means, with respect to any Person, its internal Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Executive Vice President, Senior Vice President, General Counsel, Secretary or Treasurer, or any other internal officer of such Person performing a function similar to any of the foregoing.

“Securities Act” means the Securities Act of 1933.

“Sellers” means actual or potential sellers of assets of, or equity interests in, companies described in Section 2.8(a).

“Shares” means the Class A Common Shares of the Issuer.

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the total assets of such Person exceed the total liabilities of such Person, as such assets and liabilities are determined in accordance with GAAP and are thereafter adjusted to reflect the fair-market value of items (such as intangible assets and contingent liabilities) that would not appear on a balance sheet prepared in accordance with GAAP, and (b) such Person is generally able to pay its debts as they come due (including by refinancing such debts).

“Subsidiary” means, as to any Person, any corporation, limited liability company, partnership, joint venture or other entity of which (a) a majority of the outstanding share capital or other ownership interests having ordinary voting power to elect a majority of the board of directors or Persons performing similar functions (irrespective of whether at the time other such shares or interests have or might have voting power upon the occurrence of a contingency) or (b) a majority of the interests in the capital or profits of which is at the time directly or indirectly owned by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. Unless otherwise specified herein, “Subsidiary” means a Subsidiary of the Borrower.

“Subsidiary Guaranty” means a guaranty, in form and substance satisfactory to the Lender, made by a Subsidiary in favor of the Lender to guarantee the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Subsidiary Security Agreement” means a security agreement with respect to the personal property of a Subsidiary, in form and substance satisfactory to the Lender, made by a

Subsidiary in favor of the Lender to secure the Obligations of the Borrower under this Agreement and the other Credit Documents, either directly or through a Subsidiary Guaranty.

“Symphony” means Symphony Technology II-A, L.P., a Delaware limited partnership.

“Symphony Share Pledge Agreement” means a share pledge agreement with respect to the equity interests in the Borrower held by Symphony, in form and substance satisfactory to the Lender, made by Symphony in favor of the Lender to secure the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Tangible Asset Value” means, for the Borrower and its Subsidiaries on a consolidated basis, total assets (including cash and Permitted Investments held thereby) minus goodwill and other intangible assets.

“Termination Date” means September 8, 2008 or, if earlier, the date of termination of the Commitment pursuant to Section 7.1.

“Third-Party Price” means the price of a Share as agreed between the Borrower (or its designee) and a Person accepting Shares as payment pursuant to a legally binding agreement, such price to be determined by reference to (a) the per-share price for Shares stated in such agreement or (b) if no such price is stated in such agreement, the average of the per-share closing prices for the Shares on the Nasdaq National Market for the five trading days (as adjusted to account for trading volume on those days) preceding the day on which legal title to Shares is transferred pursuant to such agreement.

“Trigger Event” means an event that causes the Lender (which, for purposes of this definition, shall include the Lender’s Affiliates) to no longer be entitled to elect or appoint a majority of the members of the Board of Directors of the Borrower.

Section 1.2 Interpretation. In this Agreement: “knowledge” of the Borrower includes knowledge of each Responsible Officer of the Borrower and each Subsidiary; the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to statutes are to be construed as including all statutory provisions consolidating, amending or replacing the statute referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible, visible form; the words “including,” “includes” and “include” are deemed to be followed by the words “without limitation”; references to articles, sections (or subdivisions of sections), recitals, exhibits, annexes and schedules are to those of this Agreement unless otherwise indicated; references to agreements and other contractual instruments are deemed to include all subsequent amendments and other modifications to such instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement; and references to Persons include their respective permitted successors and assigns.

Section 1.3 Accounting Terms. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made,

and all financial statements required to be delivered hereunder shall be prepared, in accordance with GAAP.

ARTICLE 2.

AMOUNT AND TERMS OF ADVANCES

Section 2.1 Revolving Facility.

(a) The Lender agrees, on the terms and conditions hereinafter set forth, to make advances in Cash Equivalents to the Borrower or the Borrower’s designee (each such advance herein called an “Advance”) from time to time on any Business Day during the period from the Closing Date until the Termination Date, in an aggregate amount not to exceed at any time outstanding the amount equal to $25,000,000 minus the aggregate principal amount of “Advances” outstanding under the Luxco Credit Agreement; provided, however, that (i) the aggregate amount of cash Advances outstanding under this Agreement and the Luxco Credit Agreement may not exceed $15,000,000 at any time and (ii) Advances in the form of Shares shall be subject to the provisions of Sections 2.1(b), (c), (d) and (e) (said agreement of the Lender, subject to the foregoing provisos, herein called the “Commitment”). Each Advance shall be in the minimum amount of $500,000 in the case of an Advance in cash or $1,000,000 in the case of an Advance in Shares. Within the limits of the Commitment, the Borrower may borrow under this Section 2.1, prepay pursuant to Section 2.5 and reborrow under this Section 2.1.

(b) If the Borrower requests an Advance in Shares that will be used immediately to effect an Acquisition, the following conditions shall apply: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or its designee (i.e., one or more Sellers) and the Issuer, with a per-share purchase price for the Shares set at the Third-Party Price, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower, the Issuer, the Lender and the relevant Sellers. The Lender agrees, at the request of the Borrower, to use commercially reasonable efforts to cause the Shares to be registered or to provide registration rights to the Borrower or its designee to permit prompt liquidity of the Shares for the recipient, if reasonably practicable; and the Borrower agrees, at the request of the Lender, to use commercially reasonable efforts to make Acquisitions from Sellers that are willing to accept restricted Shares as consideration, if reasonably practicable. The parties acknowledge their preference to use Shares, if reasonably practicable, to make Acquisitions.

(c) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or its designated Subsidiary (the “Designated Subsidiary”) and the Issuer, with a per-share purchase price for the Shares set on the date of effectiveness of a Form S-3 or F-3 registration statement covering such Shares, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender. The parties agree that any Advance made pursuant to this Section 2.1(c) shall result in the fixing of the amount owed by the Borrower for such Advance on the date of receipt by the Borrower or the Designated Subsidiary of cash upon liquidation of the Shares used by the Issuer, on behalf of the Lender, for such Advance and that, for purposes of this Agreement, such date shall be deemed to be the date on which such Advance was made. The parties agree to use commercially reasonable efforts to obtain liquidity in the Shares intended for use in an Advance pursuant to this Section 2.1(c).

(d) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions:

(i) (A) Such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or the Designated Subsidiary and the Issuer, with a per-share purchase price for the Shares set on the date of effectiveness of the stock purchase agreement; (B) the amount of the Advance shall be adjusted at the Resale Time(s) (as defined below) to provide that the amount of the Advance shall equal the number of Shares to which each such Resale Time relates multiplied by the Third-Party Price (the “Resale Price”) at such Resale Time(s), where the “Resale Time” shall be the earlier of the time or times of sale of the Shares by the Borrower or the Designated Subsidiary and the date that is 6 months after the time or times (if not all Shares can be sold at one time pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”)) that such Shares can be sold by the Borrower pursuant to Rule 144; and (C) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender.

(ii) During the time between the acquisition of the Shares pursuant to this Section 2.1(d) and the respective Resale Time(s), no interest shall be payable on the Advance of Shares.

(iii) The parties agree to use commercially reasonable efforts to ensure that Rule 144 is available for the resale of any securities issued pursuant to this Section 2.1(d).

(e) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or the Designated Subsidiary and the Issuer, with a per-share purchase price for the Shares set on the date of sale of such Shares by Borrower or the Designated Subsidiary pursuant to Regulation S promulgated under the Securities Act, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender. The parties agree that any Advance made pursuant to this Section 2.1(e) shall result in the fixing of the amount owed by the Borrower for such Advance on the date of receipt by the Borrower or the Designated Subsidiary of cash upon liquidation of the Shares used by the Issuer, on behalf of the Lender, for such Advance and that, for purposes of this Agreement, such date shall be deemed to be the date on which such Advance was made. The parties agree to use commercially reasonable efforts to obtain liquidity in the Shares intended for use in an Advance pursuant to this Section 2.1(e).

Section 2.2 Making of Advances. Each Advance shall be made on notice, which shall be irrevocable and binding on the Borrower, given by the Borrower to the Lender not later than 9:00 a.m. (Hong Kong time) on the second Business Day before the date of the proposed Advance. Each such notice of an Advance shall be effected by delivery of a Notice of Advance, or by telephone confirmed promptly by delivery of a Notice of Advance, by an Authorized Officer of the Borrower, specifying therein the requested medium of such Advance, i.e., cash or Shares (and, if Shares, whether pursuant to Section 2.1(b), (c), (d) or (e)), the requested amount of such Advance and the requested date of such Advance (which shall be a Business Day). Upon fulfillment of the applicable conditions set forth in Article 3, the Lender will make each Advance available to the Borrower (a) in the case of an Advance in cash, by crediting the amount of such Advance to the Borrower’s Account in immediately available funds and (b) in the case of an Advance in Shares, by issuing such Shares to the Borrower or the Person(s) designated thereby.

Section 2.3 Repayment. The Borrower will repay the outstanding principal amount of the Advances in full on the Termination Date.

Section 2.4 Interest.

(a) Except as otherwise provided in Section 2.4(b), the Borrower will pay interest to the Lender on the unpaid principal amount of each Advance, from the date of such Advance until such principal amount is paid in full, at the rate of 3.0% per annum, payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing on September 30, 2003, and on the date on which such Advance is paid in full.

(b) If any amount payable by the Borrower hereunder is not paid when due, such amount shall bear interest (to the extent permitted by applicable law), from the due date until such amount is paid in full, at the rate per annum equal to the lesser at all times of (i) the sum of the Prime Rate plus 3.5% per annum and (ii) 9.0% per annum. Such interest shall be payable on demand.

Section 2.5 Optional Prepayments. The Borrower may, upon at least 3 Business Days’ notice to the Lender stating the date and principal amount of the prepayment, and if such notice is given the Borrower will on such date, prepay the outstanding principal amount of the Advances in whole or in part in the amount stated in such notice, without penalty or premium, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that each partial prepayment shall be in the principal amount of $100,000 or an integral multiple thereof.

Section 2.6 Mandatory Prepayment. If a Mandatory Prepayment Event occurs, the Borrower will, if so requested by the Lender within 30 days after the occurrence of such Mandatory Prepayment Event, prepay the outstanding Advances in full, together with all of the other Obligations of the Borrower then outstanding under the Credit Documents, within 30 days after the date on which such request is received by the Borrower; provided, however, that no such prepayment shall be required if such Mandatory Prepayment Event is cured within the latter 30-day period.

Section 2.7 Payments and Computations.

(a) Unless otherwise specified herein, the Borrower will make each payment hereunder not later than 11:00 a.m. (New York time) on the day when due, in Dollars and immediately available funds, to the Lender at the Lender’s Account.

(b) All computations of interest hereunder shall be made by the Lender on the basis of a year of 365 or 366 days, as applicable, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

(c) Whenever any payment hereunder is stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

Section 2.8 Use of Proceeds. The proceeds of the Advances shall be available, and the Borrower agrees that it will use such proceeds, solely (a) to acquire, directly or through a Subsidiary, assets of, or equity interests in, companies that are in the business of providing software for warehousing management, logistics and distribution management, and supply-chain execution, (b) to provide working capital for the businesses so acquired, (c) to make loans and capital contributions to Subsidiaries of the Borrower and (d) to repay Foothill as described in Section 3.4; provided, however, that, if an Advance is made hereunder before any “Advance” is made under the Luxco Credit Agreement, the proceeds of such Advance hereunder shall be used to repay Foothill as described in Section 3.4, and any proceeds of such Advance remaining after repaying Foothill shall be used to provide working capital for the Borrower and its Subsidiaries or for any other purpose described in clause (a), (b) or (c) above.

Section 2.9 Taxes.

(a) If the Borrower is hereafter required by any applicable Governmental Rule to withhold or deduct any taxes from or in respect of any sum payable to the Lender under this Agreement or any other Credit Document, (i) such sum shall be increased as may be necessary so that, after making any required withholding or deduction, the Lender receives an amount equal to the sum it would have received had no such withholding or deduction been made, (ii) the Borrower shall make such withholding or deduction, and (iii) the Borrower shall pay the full amount withheld or deducted to the relevant Governmental Person in accordance with applicable law; provided, however, that, if the Lender receives any tax or related benefit from the Borrower’s compliance with the foregoing, then the Lender will pay an amount to the Borrower equal to the net amount of such benefit.

(b) Notwithstanding the provisions of Section 2.9(a), the Borrower and the Lender (in its capacity as a shareholder of the Borrower and otherwise) agree that they will cooperate in using commercially reasonable efforts to minimize or avoid the need to make withholdings and deductions pursuant to Section 2.9(a), including by restructuring the operations of, and the equity-holding relationships among, the Borrower and its Subsidiaries.

ARTICLE 3.

CONDITIONS TO MAKING ADVANCES

Section 3.1 Conditions Precedent to Initial Advance. The obligation of the Lender to make the initial Advance hereunder is subject to satisfaction of the conditions precedent set forth below.

(a) Since June 30, 2003, no material and adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Borrower and its Subsidiaries taken as a whole shall have occurred and be continuing; provided, however, that, notwithstanding anything in any provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of the Borrower, the Lender agrees that no event or condition shall constitute such a material and adverse change if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

(b) On or before the day of the initial Advance hereunder, the Lender shall have received each of the following, in form and substance reasonably satisfactory to the Lender and in the number of originals reasonably requested thereby:

(i) this Agreement, the Luxco Credit Agreement and the Note, duly executed by the Borrower;

(ii) the Borrower Security Agreement, duly executed by the Borrower, together with a Control Agreement with respect to any deposit account constituting collateral under the Borrower Security Agreement, duly executed by the Borrower and the bank with which such deposit account is maintained;

(iii) the Symphony Share Pledge Agreement, duly executed by Symphony, together with (A) one or more share certificates representing all of the outstanding share capital of the Borrower owned by Symphony, (B) an undated share transfer form with respect to such certificate(s), duly executed by Symphony in blank, and (C) evidence that all other action reasonably requested by the Lender to perfect the Lien created by the Symphony Share Pledge Agreement has been duly taken;

(iv) such documents and certificates as the Lender may reasonably request relating to (A) the incorporation or organization, and the existence and good standing, of the Borrower and Symphony and (B) the authorization by the Borrower and Symphony of the transactions contemplated by this Agreement;

(v) a certificate signed by an Authorized Officer of the Borrower confirming compliance with the conditions set forth in Section 3.2(c);

(vi) one or more insurance certificates evidencing that the Lender has been named as an additional insured on the liability insurance policies of the Borrower and its Subsidiaries; and

(vii) one or more opinions of legal counsel to the Borrower and Symphony with respect to such matters as the Lender may reasonably require.

Section 3.2 Conditions Precedent to Each Advance. The obligation of the Lender to make each Advance (including the initial Advance) shall be subject to the further conditions precedent set forth below.

(a) The Borrower shall have delivered an appropriately completed Notice of Advance to the Lender with respect to such Advance.

(b) The Borrower shall have delivered to the Lender a certificate signed by an Authorized Officer of the Borrower certifying as to whether, to the knowledge of such Authorized Officer after reasonable inquiry, any Responsible Officer of the Borrower or any Subsidiary (i) is a party to any material litigation, judicial-reference proceeding, arbitration proceeding or regulatory proceeding, either actual or threatened, or (ii) has violated in any material respect his or her employment contract or nondisclosure agreement, if any, with the Borrower or a Subsidiary, as applicable.

(c) The following statements shall be true (and each of the delivery of the applicable Notice of Advance and the acceptance by the Borrower of the proceeds of such Advance shall constitute a representation and warranty by the Borrower that on the date of such Advance such statements are true):

(i) the representations and warranties contained in each Credit Document are correct in all material respects on and as of the date of such Advance, before and after giving effect to such Advance and to the application of the proceeds thereof, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a specific date, in which case as of such specific date); provided, however, that, the representation and warranty set forth in Section 4.15 shall be deemed to be correct in all material respects as described above unless (A) within 5 Business Days after delivery of the applicable Notice of Advance to the Lender in accordance with Section 2.2, the Lender notifies the Borrower that it will require a letter, supported by a reviewed balance sheet, from the Borrower’s accountants (which the Borrower shall thereby be obligated to provide, at its sole expense, as a condition to such Advance) stating whether the Borrower and its Subsidiaries, taken as a whole, are Solvent and (B) such accountants thereafter provide a letter, supported by a reviewed balance sheet, to the Lender (with a copy to the Borrower) stating that the Borrower and its Subsidiaries, taken as a whole, are not Solvent; further provided, however, that, if the Borrower’s accountants are unwilling to provide a letter, supported by a reviewed balance sheet, stating whether the Borrower and its Subsidiaries, taken as a whole, are Solvent, then the Borrower may request that Deloitte & Touche, Ernst & Young, KPMG or Pricewaterhouse-Coopers, at the Borrower’s option and if not already requested to do so, provide such a letter and balance sheet; and

(ii) no event has occurred and is continuing, or would result from such Advance or from the application of the proceeds thereof, that constitutes an Event of Default;

(d) If such Advance is for the purpose of financing an Acquisition, the Lender shall have received each of the following at the Borrower’s expense (subject to the limitations of Section 3.3), in form and substance reasonably satisfactory to the Lender and in the number of originals reasonably requested thereby:

(i) a Subsidiary Guaranty and a Subsidiary Security Agreement, duly executed by each Subsidiary acquired or established in connection with such Acquisition, together with (A) evidence that all other action reasonably requested by the Lender to perfect the Lien created by such Subsidiary Security Agreement has been duly taken and (B) one or more certificates evidencing the insurance required to be maintained pursuant to this Agreement with respect to the Collateral covered by such Subsidiary Security Agreement (including such endorsements to the related insurance policies as the Lender may reasonably request);

(ii) such documents and certificates as the Lender may reasonably request relating to (A) the organization, existence and good standing of each Subsidiary acquired or established in connection with such Acquisition and (B) the authorization by each such Subsidiary of the transactions contemplated by this Agreement;

(iii) one or more insurance certificates evidencing that the Lender has been named as an additional insured on the liability insurance policies of each Subsidiary acquired or established in connection with such Acquisition; and

(iv) such other certificates, approvals, opinions, evidence and other documents as the Lender may reasonably require.

Section 3.3 Limitation on Borrower’s Obligations under Sections 3.2(d), 5.13 and 6.8(a). The obligation of the Borrower and its Subsidiaries to provide Subsidiary Guaranties, Subsidiary Security Agreements and other documents and instruments, and to take other action, pursuant to Sections 3.2(d), 5.13 and 6.8(a) shall be limited to the extent that the Borrower and its Subsidiaries can do so without an unreasonable expenditure of time by the Borrower and its Subsidiaries and without causing any financial, tax or legal detriment to Symphony, Symphony’s partners, the Borrower, the Borrower’s Subsidiaries and the respective members, partners, officers and directors (or the equivalent) of the foregoing, including any tax detriment pursuant to the “deemed dividend” rules of the United States of America and any legal detriment pursuant to the “financial assistance” rules of Ireland and the United Kingdom, but excluding any detriment inherent in, and not a collateral consequence of, giving a guaranty, granting a security interest, etc.; such excluded detriment would include, for example, the financial detriment inherent in becoming obligated as a guarantor by executing a guaranty. In addition, notwithstanding any other provision of this Agreement or the Luxco Credit Agreement to the contrary, the obligation of the Borrower to pay the legal, filing, recording and other expenses incurred in providing collateral documents, guaranties, opinions (if any) and related documents and instruments, and in taking other action with respect thereto (including maintaining the perfection of any Liens granted pursuant to any such collateral documents), pursuant to this Agreement and the Luxco Credit Agreement shall be limited to (a) $50,000 in the aggregate for all such expenses incurred by the Borrower, its Subsidiaries, the Lender, Luxco and other Persons in connection with any and all such documents, guaranties, opinions, instruments and action commenced before the date of the first Acquisition, whether financed hereunder or under the Luxco Credit Agreement, and (b) $50,000 in the aggregate for all such expenses incurred by the Borrower, its Subsidiaries, the Lender, Luxco and other Persons in connection with any single Acquisition or group of related Acquisitions that are closed at or about the same time.

Section 3.4 Conditions Subsequent. The Advances shall be subject to the conditions subsequent set forth below.

(a) The loans and all other amounts payable to Foothill under the Foothill Credit Agreement shall be paid in full, and all of the credit facilities made available under the Foothill Credit Agreement shall be terminated, not later than the 90th day after the day on which the first Advance is made hereunder.

(b) Foothill shall release all Liens, either direct or indirect (e.g., through a guaranty), securing the credit facilities made available by Foothill under the Foothill Credit Agreement not later than the 10th day, in the case of Liens on assets located in the United States of America, or the 60th day (or sooner, if reasonably practicable), in the case of Liens on assets located outside the United States of America, after the day on which the loans and all other amounts payable to Foothill under the Foothill Credit Agreement are paid in full and all of the credit facilities made available under the Foothill Credit Agreement are terminated.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender as set forth below.

Section 4.1 Existence and Power. Each of the Borrower and its Subsidiaries (a) is a legal Person duly incorporated, organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated, organized or formed, (b) is duly qualified or licensed as a foreign legal Person, and is in good standing, in each other jurisdiction in which the conduct of its business requires it to so qualify or be licensed, except to the extent that the failure to so qualify or be licensed could not reasonably be expected to have a Material Adverse Effect, and (c) has all requisite entity power and authority to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

Section 4.2 Authorization. The execution, delivery and performance by the Borrower of this Agreement and each other Credit Document to which the Borrower is or is to be a party, and the consummation of the transactions contemplated hereby and thereby, are within the Borrower’s corporate powers, have been duly authorized by all necessary corporate action and do not (a) contravene the Borrower’s Amended and Restated Memorandum and Articles of Association, (b) violate any applicable Governmental Rule, the violation of which could reasonably be expected to have a Material Adverse Effect, (c) conflict with or result in the breach of, or constitute a default under, any loan agreement, indenture, mortgage, deed of trust or lease, or any other contract or instrument binding on or affecting the Borrower or any Subsidiary or any of their respective properties, the conflict, breach or default of which could reasonably be expected to have a Material Adverse Effect, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the properties of the Borrower or any Subsidiary, other than Liens contemplated under this Agreement. Neither the Borrower nor any Subsidiary is in violation of any such Governmental Rule or in breach of any such contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument, the violation or breach of which could reasonably be expected to have a Material Adverse Effect.

Section 4.3 Governmental Action, Etc. No Governmental Action, and no authorization, approval or other action by, or notice to, any third party, is required for (a) the ownership, operation and maintenance of the Borrower’s or its Subsidiaries’ properties and other assets, except for such Governmental Action, authorizations, approvals, other actions and notices as have been duly obtained, taken, given or made and are in full force and effect and with which the Borrower and its Subsidiaries are in compliance in all material respects, (b) the due execution, delivery or performance by the Borrower of this Agreement or any other Credit Document to which the Borrower is or is to be a party (except with respect to the granting and perfection of Liens) or (c) the consummation of the transactions contemplated hereby or thereby (except with respect to the granting and perfection of Liens).

Section 4.4 Binding Effect. This Agreement has been, and each other Credit Document to which the Borrower is or is to be a party when delivered hereunder will be, duly executed and delivered by the Borrower. Assuming due execution and delivery by the Lender, this Agreement is, and the other Credit Documents to which the Borrower is or is to be a party when delivered hereunder will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally or by general principles of equity.

Section 4.5 Financial Condition. The unaudited balance sheet of IMI Global Holdings as of June 30, 2003 and the unaudited statement of income of IMI Global Holdings for the period from November 8, 2002 to June 30, 2003 fairly present the consolidated financial condition of IMI Global Holdings and its Subsidiaries as of June 30, 2003 and the consolidated results of the operations of IMI Global Holdings and its Subsidiaries for such period. Since June 30, 2003 there has been no material and adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Borrower and its Subsidiaries taken as a whole, except as disclosed by the Borrower or any Affiliate thereof to the Lender in writing before the date of this Agreement; provided, however, that, notwithstanding anything in any provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of the Borrower, the Lender agrees that no event or condition shall constitute such a material and adverse change if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

Section 4.6 Information. No information, exhibit or report furnished by the Borrower or any Subsidiary to the Lender in connection with the negotiation of the Credit Documents or pursuant to the terms of any of the Credit Documents contains any material misstatement of fact or omits to state a material fact or any fact necessary to make the statements contained therein, in light of the circumstances in which made, not misleading.

Section 4.7 Legal Proceedings. There is no action, suit, investigation, litigation or proceeding affecting the Borrower or any Subsidiary pending or, to the best knowledge of the Borrower, threatened before any Governmental Person, referee or arbitrator that could reasonably be expected to have a Material Adverse Effect.

Section 4.8 Subsidiaries. As of the date of this Agreement, the Borrower has no Subsidiaries other than as set forth in Schedule 2.

Section 4.9 Intellectual Property.

(a) Each of the Borrower and its Subsidiaries has good and marketable title to the Intellectual Property owned by it. To the Borrower’s knowledge, (i) each of the Borrower and its Subsidiaries possesses legally enforceable rights to use all Intellectual Property used in its business, (ii) the Intellectual Property owned by or licensed to each of the Borrower and its Subsidiaries collectively constitutes all of the Intellectual Property necessary to enable each such Person to conduct its business as such business is currently being conducted and (iii) there is no unauthorized use, disclosure or misappropriation, by any employee or former employee of the Borrower or any Subsidiary or by any other Person, of any Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary.

(b) To the Borrower’s knowledge, all Patents, registered Trademarks, registered service marks and registered Copyrights held by the Borrower or any Subsidiary are valid and subsisting. All maintenance and annual fees have been fully paid, and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. To the Borrower’s knowledge, neither the Borrower nor any Subsidiary is infringing, misappropriating or making unlawful use of, or has received any notice or other communication (in writing or otherwise) of any infringement, misappropriation or unlawful use of, any proprietary asset owned or used by any third party.

There is no proceeding pending or threatened, nor has any claim or demand been made, that challenges the legality, validity enforceability or ownership of any item of Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary, that alleges a claim of infringement of any Patents, Copyrights, Trademarks or service marks or that alleges a violation of any trade secret or other proprietary right of any third party. Neither the Borrower nor any Subsidiary has brought a proceeding alleging infringement of any Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary or alleging breach of any license or agreement involving Intellectual Property.

(c) Each of the Borrower and its Subsidiaries has taken all reasonable and customary measures and precautions necessary (i) to protect and maintain the confidentiality of all Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary (except such Intellectual Property whose value would not be materially impaired by public disclosure) and (ii) otherwise to maintain and protect all such Intellectual Property.

(d) To the Borrower’s knowledge, all third-party licenses used by the Borrower or any Subsidiary that relate to Intellectual Property are legal, valid, binding, enforceable and in full force and effect and will continue to be so following the consummation of the transactions contemplated hereby.

(e) Each of the Borrower and its Subsidiaries maintains a policy that provides that each of its employees and commissioned agents must sign an assignment of inventions and a confidentiality agreement. Each of the Borrower’s and each Subsidiary’s employees and commissioned agents who has contributed to the development of any material portion of the Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary has executed such an assignment and such an agreement.

Section 4.10 Fire, Etc. Neither the business nor the properties of the Borrower or any Subsidiary are affected by any fire, explosion, accident, strike, lockout or other labor dispute, or other casualty (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect.

Section 4.11 Burdensome Agreements, Etc. Neither the Borrower nor any Subsidiary is a party to (a) any indenture, loan agreement, credit agreement, lease or other agreement or instrument, or subject to any restriction of its constituent documents, that could reasonably be expected to have a Material Adverse Effect or (b) any agreement to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien other than a Lien permitted pursuant to the terms of this Agreement.

Section 4.12 Taxes. Each of the Borrower and its Subsidiaries has filed, or there has been filed on its behalf, or an extension has been obtained for the filing of, all national, federal, state and other material tax returns required to be filed before the date of the making of this representation and warranty, and the Borrower and each Subsidiary have paid all taxes shown thereon to be due, including interest, additions to taxes and penalties, or have provided adequate reserves in accordance with GAAP for the payment thereof.

Section 4.13 Title to Properties, Etc. Each of the Borrower and its Subsidiaries has good and defensible title to all property, real or personal, purported to be owned by it.

Section 4.14 Material Contracts. Each Material Contract to which the Borrower or any Subsidiary is a party has been duly executed by the Borrower or such Subsidiary, as applicable, and creates an enforceable obligation of the Borrower or such Subsidiary, as applicable, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally or by general principles of equity. Except for any disputes in good faith concerning any Material Contracts, (a) each of the Borrower and its Subsidiaries has performed in all material respects the obligations required to be performed by it to date under each Material Contract to which it is a party, (b) neither the Borrower nor any Subsidiary nor, to the Borrower’s knowledge, any other party to any such Material Contract is in default in any material respect thereunder, and (c) no condition exists or event has occurred that, with the giving of notice or the lapse of time or both, would constitute such a default thereunder.

Section 4.15 Solvency. The Borrower and its Subsidiaries, taken as a whole, are Solvent.

ARTICLE 5.

AFFIRMATIVE COVENANTS

So long as any Advance remains unpaid or the Lender has any Commitment outstanding, the Borrower will, unless the Lender otherwise consents in writing, observe the covenants set forth below.

Section 5.1 Reporting Requirements. Following the occurrence and during the continuation of any Trigger Event, the Borrower will furnish the following to the Lender:

(a) as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Borrower, an unaudited consolidated balance sheet of the Borrower and its Subsidiaries as of the end of such quarter and unaudited consolidated statements of income and cash flows of the Borrower and its Subsidiaries for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified (subject to normal year-end audit adjustments and the absence of footnotes) by the chief executive officer and chief financial officer of the Borrower as having been prepared in accordance with GAAP, together with a certificate of said officers to the effect that (i) such financial statements fairly present in all material respects the financial condition of the Borrower and its consolidated Subsidiaries, (ii) the representations and warranties of the Credit Parties contained in this Agreement and the other Credit Documents are true and correct in all material respects on and as of the date of such certificate, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date), (iii) no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower is taking or proposes to take with respect thereto and (iv) the schedule attached to such certificate demonstrates in reasonable detail the Borrower’s compliance, as of the end of such fiscal quarter, with the covenants contained in Section 5.12;

(b) as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the annual audit report for such year for the Borrower and its Subsidiaries, including therein consolidated balance sheets and consolidated statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, in each case certified in a manner reasonably acceptable to the Lender by a firm of independent public accountants reasonably acceptable to the Lender, together with (i) a certificate of such accounting firm stating that in the course of the regular audit of the business of the Borrower and its Subsidiaries, which audit was conducted by such accounting firm in accordance with generally accepted auditing standards, such accounting firm has obtained no knowledge that a Default or Event of Default has occurred and is continuing under Section 5.12 and (ii) a copy of any management letter delivered to the Borrower by such accounting firm in connection with its audit of the Borrower and its Subsidiaries for such fiscal year;

(c) as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower, unaudited consolidating balance sheets of the Borrower and its Subsidiaries as of the end of such fiscal year and unaudited consolidating statements of income and cash flows of the Borrower and its Subsidiaries for such fiscal year, all in form and scope reasonably satisfactory to the Lender and duly certified by the chief executive officer and chief financial officer of the Borrower as having been prepared in accordance with GAAP;

(d) as soon as available and in any event not later than 30 days before the beginning of each fiscal year of the Borrower, projections of the consolidated income statements for the Borrower and its Subsidiaries for each quarter of such fiscal year, together with appropriate supporting details and a statement of underlying assumptions, all prepared by the Borrower’s management on a basis consistent with the Borrower’s historical practice and certified by the chief executive officer and chief financial officer of the Borrower as being a good-faith estimate of the financial performance of the Borrower and its Subsidiaries during the periods covered thereby;

(e) promptly upon the delivery of any report or other information to the Borrower’s shareholders generally, a copy of such report or information;

(f) forthwith upon the occurrence of any Default or Event of Default, a certificate of an Authorized Officer setting forth the details thereof and the action that the Borrower is taking or proposes to take with respect thereto;

(g) promptly after the assertion or occurrence thereof or any of the Borrower’s Responsible Officers becoming aware of the reasonable likelihood thereof, notice of any litigation, judicial-reference proceeding, arbitration proceeding or regulatory proceeding affecting the Borrower or any Subsidiary or the property of the Borrower or any Subsidiary, other than any such litigation or proceeding that, if adversely determined, could not reasonably be expected to have a Material Adverse Effect;

(h) within 5 Business Days after the Borrower’s obtaining knowledge of any event or condition that could reasonably be expected have a Material Adverse Effect, notice of the same;

(i) promptly upon request, such documentation evidencing compliance by any Credit Party with applicable Environmental Laws as the Lender may reasonably request;

(j) promptly upon the Borrower’s obtaining knowledge of any release of a Hazardous Material in any reportable quantity from or onto property owned or operated by any Credit Party, notice of the same and of any remedial action required to abate said release or otherwise to come into compliance with applicable Environmental Laws;

(k) promptly upon receipt by any Credit Party of notice (i) that an Environmental Lien has been filed against any of the real or personal property of such Credit Party, (ii) that an Environmental Action has been or will be filed against such Credit Party or (iii) of a violation, citation or other administrative order under applicable Environmental Laws that could reasonably be expected to have a Material Adverse Effect, a copy of such notice;

(l) as promptly as practicable after request by the Lender, a written report from the Borrower’s accountants, or any other Person with appropriate experience selected by the Borrower, containing a valuation of the intangible assets (including Intellectual Property) of the Borrower and its Subsidiaries; provided, however, that (i) such a report may be requested by the Lender only if the Lender has a reasonable concern that the Borrower and its Subsidiaries, taken as a whole, are not Solvent or may soon not be Solvent, (ii) not more than two such reports (in the aggregate under this Agreement and the Luxco Credit Agreement) may be requested by the Lender in any calendar year, (iii) each such report shall be at the sole expense of the Lender, (iv) notwithstanding the foregoing clause (iii), the Borrower and/or Luxco will pay the first $20,000 of expense for the first such report in any calendar year, and (iv) the time spent by the Borrower’s accountants or any such other Person in preparing such a report may not exceed 21 days; and

(m) promptly upon request, such additional information concerning the financial condition or business (including with respect to environmental matters) of the Borrower or any Subsidiary as the Lender may reasonably request from time to time.

Section 5.2 Preservation of Legal Existence, Etc. The Borrower will preserve and maintain, and cause each Subsidiary to preserve and maintain, its legal existence, rights (charter and statutory) and franchises; provided, however, that neither the Borrower nor any Subsidiary shall be required to preserve any such existence, right or franchise if the board of directors, executive committee or equivalent body of the Borrower or such Subsidiary determines that the preservation thereof is no longer desirable in the conduct of the business of the Borrower or such Subsidiary, as applicable, and if the loss thereof is not disadvantageous in any material respect to the Lender.

Section 5.3 Maintenance of Properties, Etc. The Borrower will maintain and preserve, and cause each Subsidiary to maintain and preserve, all of its properties that are necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted.

Section 5.4 Compliance with Laws, Etc. The Borrower will comply, and cause each Subsidiary to comply, with all Governmental Rules the noncompliance with which could reasonably be expected to have a Material Adverse Effect.

Section 5.5 Leases. Following the occurrence and during the continuation of any Trigger Event, the Borrower will pay, and will cause each Subsidiary to pay, when due all rents and other amounts payable under any leases to which the Borrower or any Subsidiary is a party; provided, however, that neither the Borrower nor any Subsidiary shall be required to pay any such rent or other amount that is being contested in good faith by proper proceedings and as to which it is maintaining appropriate reserves in accordance with GAAP.

Section 5.6 Payment of Taxes, Etc. The Borrower will pay and discharge, and cause each Subsidiary to pay and discharge, before the same become delinquent, (a) all national, federal, state and other taxes, assessments and governmental charges or levies imposed upon or against it or its property and (b) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided, however, that neither the Borrower nor any Subsidiary shall be required to pay or discharge any such tax, assessment, charge, levy or claim that is being contested in good faith and, in the case of any such tax, assessment, charge or levy, by proper proceedings and as to which, in all such cases, it is maintaining appropriate reserves in accordance with GAAP.

Section 5.7 Maintenance of Insurance. The Borrower will maintain, and cause each Subsidiary to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks (a) as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower or such Subsidiary, as applicable, operates and (b) as is reasonably acceptable to the Lender.

Section 5.8 Visitation Rights. At any reasonable time and from time to time following the occurrence and during the continuation of any Trigger Event, upon reasonable notice by the Lender, the Borrower will permit, and cause each Subsidiary to permit, the Lender, and any agents or representatives thereof, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower and its Subsidiaries and to discuss the affairs, finances and accounts of the Borrower and its Subsidiaries with (a) any of their respective officers or directors (or equivalent persons) and (b) their independent public accountants (and, if requested by the Lender, the Borrower will instruct such accountants to have such discussions with the Lender and any agents or representatives thereof).

Section 5.9 Keeping of Books. The Borrower will keep, and cause each Subsidiary to keep, proper books of record and account in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each Subsidiary, in accordance with GAAP consistently applied.

Section 5.10 Transactions with Affiliates. The Borrower will, and will permit each Subsidiary to, enter into a transaction otherwise permitted under the Credit Documents with an Affiliate thereof only if such transaction is either (a) on terms that are fair and reasonable and no less favorable to the Borrower or such Subsidiary, as applicable, than it would obtain in a comparable arms’-length transaction with a Person not an Affiliate or (b) approved by a member of the Borrower’s or such Subsidiary’s board of directors, executive committee or equivalent body, as applicable, who has no financial interest in such transaction and was not appointed by any Person with a financial interest in such transaction; provided, however, that in any case (i) STG OMS Ireland Limited, an Irish corporation, shall be permitted to make payments to Symphony Technology, LLC, a California limited liability company, as provided in their Advisory Agreement dated as of January 25, 2003, (ii) IMI Holdings Ireland Limited, an Irish corporation (“IMI Holdings”), shall be permitted to make payments to SymphonyRPM, Inc., a Delaware corporation, as provided in their Application Partner OEM Agreement dated as of May 2, 2003, (iii) IMI Holdings shall be permitted to make payments to Symphony Services Corp., a Delaware corporation (“Symphony Services”), as provided in their Master Services Agreement dated as of August 14, 2003 and (iv) Symphony Services and/or the Borrower shall be permitted to make payments to CDC Outsourcing as provided in their binding Summary of Terms dated September 8, 2003 and/or in any subcontracting or outsourcing agreement entered into pursuant thereto.

Section 5.11 Environmental Compliance. The Borrower will, and will cause each Credit Party to, (a) keep any property owned or operated thereby free of any Environmental Liens or post bonds or other financial assurances sufficient to satisfy the obligations or liability to which such Environmental Liens relate and (b) comply in all material respects with all applicable Environmental Laws.

Section 5.12 Financial Covenants. Following the occurrence and during the continuation of any Trigger Event, the Borrower will:

(a) maintain Tangible Asset Value in accordance with the following: (i) if the sum of the aggregate amount of Advances outstanding hereunder and the aggregate amount of “Advances” outstanding under the Luxco Credit Agreement (said sum, minus any prepayments of such Advances or “Advances,” herein called “Total Outstanding Advances”) does not exceed $15,000,000, then Tangible Asset Value must be equal to or greater than Total Outstanding Advances; and (ii) if Total Outstanding Advances exceed $15,000,000, then Tangible Asset Value must be equal to or greater than the sum of $15,000,000 plus, for each such Advance or “Advance” (or portion thereof) in excess of $15,000,000, (A) during the first year after the making of such Advance or “Advance,” 33% of the amount of such Advance or “Advance” (or portion thereof), (B) during the second year after the making of such Advance or “Advance,” 66% of the amount of such Advance or “Advance” (or portion thereof) or (C)

during the third and any subsequent year after the making of such Advance or “Advance,” 100% of the amount of such Advance or “Advance” (or portion thereof);

(b) maintain positive EBITDA for each fiscal quarter of the Borrower in an amount (i) that is at least 50% of the amount budgeted for such quarter, if budgeted EBITDA for such quarter, as approved by the Borrower’s Executive Committee, was at least $3,000,000, or (ii) that is not more than $1,500,000 less than the amount budgeted for such quarter, if budgeted EBITDA for such quarter, as approved by the Borrower’s Executive Committee, was less than $3,000,000;

(c) make, and permit its Subsidiaries to make, expenditures for fixed or capital assets in any fiscal year thereof only to the extent that the aggregate of all such expenditures in such year do not exceed the lesser of (i) the amount equal to 3.0% of the gross revenues of the Borrower and its Subsidiaries for such year and (ii) the amount equal to 120% of the amount of such expenditures budgeted for such year; and

(d) maintain consolidated cash and Permitted Investments of the Borrower and its Subsidiaries of at least $3,000,000.

The Borrower’s compliance with the foregoing financial covenants shall be determined on a quarterly basis by reference to the financial statements to be delivered pursuant to Sections 5.1(a) and (b).

Section 5.13 Agreement to Provide Guaranties and Collateral. Subject to the provisions of Section 3.3, the Borrower will, and will cause each Subsidiary to, promptly upon the reasonable request of the Lender and at the expense of the Borrower, (a) execute and deliver to the Lender guaranties and security agreements, as specified by the Lender and in form and substance reasonably satisfactory thereto, guaranteeing and/or securing (directly or indirectly) payment of the Obligations of the Borrower under the Credit Documents and, in the case of security agreements, constituting Liens on the assets of the Borrower and its Subsidiaries and (b) execute and deliver any and all further documents and instruments, and take all such other action, as the Lender may reasonably request in order to obtain the full benefits of, or preserve the Liens of (as applicable), such guaranties and security agreements.

ARTICLE 6.

NEGATIVE COVENANTS

So long as any Advance remains unpaid or the Lender has any Commitment outstanding, the Borrower will, unless the Lender otherwise consents in writing, observe the covenants set forth below.

Section 6.1 Limitation on Liens. The Borrower will not create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Lien upon or with respect to any of its property of any character (including share capital, other securities and accounts receivable), whether now owned or hereafter acquired, or assign, or permit any Subsidiary to assign, any accounts receivable; provided, however, that the foregoing restrictions shall not apply to the following:

(a) Liens created by any of the Credit Documents;

(b) Liens directly or indirectly securing the Luxco Credit Agreement;

(c) Liens in favor of Foothill existing on the date hereof, provided that such Liens are released as contemplated by Section 3.4; and

(d) Permitted Liens.

Section 6.2 Limitation on Debt. The Borrower will not create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Debt other than the following:

(a) Debt of the Credit Parties under the Credit Documents;

(b) Debt of the Borrower and its Subsidiaries under or in respect of the Luxco Credit Agreement;

(c) Debt existing on the date hereof, including refinancings, renewals and extensions of such Debt that (i) do not increase the outstanding principal amount of such Debt, (ii) do not require any principal payments, including the final payment, to be made earlier than originally required, (iii) do not increase the rate at which interest and/or fees are payable and (iv) are otherwise on terms that, taken as a whole, are not materially more favorable to the creditor than the original terms of such Debt; provided, however, that the Debt owed to Foothill shall in any case be repaid as contemplated by Section 3.4;

(d) Debt that is subordinated to the Debt of the Borrower under this Agreement on terms and conditions that are reasonably acceptable to the Lender;

(e) any direct or indirect guaranty, as described in clause (f) of the definition of “Debt” in Section 1.1, issued to support the operations of a non-U.S. Subsidiary; provided, however, that the aggregate amount directly or indirectly guaranteed by all such guaranties may not exceed the equivalent of $3,000,000 in the aggregate at any time;

(f) any endorsement of an instrument or other item of payment for deposit to the account of the Borrower or any Subsidiary;

(g) Debt permitted by Section 6.5(d); and

(h) in addition to the foregoing, Debt not exceeding $1,000,000 in aggregate principal amount at any time outstanding.

Section 6.3 Restriction on Fundamental Changes. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, merge or consolidate with or into any Person, or sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired), or liquidate, dissolve, reorganize or recapitalize, except that:

(a) the Borrower or any Subsidiary may make any Acquisition in accordance with the terms of this Agreement;

(b) the Borrower or any Subsidiary may effect any merger or consolidation if the Borrower or such Subsidiary is the surviving entity;

(c) any Subsidiary may merge or consolidate with the Borrower if the Borrower is the surviving entity, and any Subsidiary may sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired) to the Borrower; and

(d) any Subsidiary may merge or consolidate with, or sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired) to, any other Subsidiary.

Section 6.4 Sale of Assets, Etc. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, sell, lease, assign, transfer or otherwise dispose of any of its assets, including accounts receivable, without giving the Lender at least 30 days prior notice of the same, except for (a) sales or other dispositions of obsolete, damaged or worn-out equipment in the ordinary course of business, (b) sales and other dispositions of inventory and other assets in the ordinary course of business and (c) sales of accounts receivable to a Subsidiary.

Section 6.5 Investments in Other Persons. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, make any loan or advance to any Person, purchase or otherwise acquire any equity interest in any Person, make any capital contribution to any Person, or otherwise invest in any Person; provided, however, that nothing in this section shall prevent any of the following:

(a) the Borrower or any Subsidiary from acquiring or holding negotiable instruments for collection or Permitted Investments;

(b) the Borrower or any Subsidiary from generating and holding accounts receivable, or making advances in connection with the purchase of goods and services, in the ordinary course of business;

(c) the Borrower or any Subsidiary from making Acquisitions in accordance with the terms hereof;

(d) the Borrower or any Subsidiary from making any loan, advance or capital contribution to, or other investment in, the Borrower or any other Subsidiary; and

(e) the Borrower or any Subsidiary from making any travel or similar advances to officers and employees in the ordinary course of business.

Section 6.6 Dividends, Etc. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, declare, pay or make any dividend or other distribution or purchase, redeem, retire, defease or otherwise acquire for value any of its equity interests, except that:

(a) any Subsidiary may declare and pay cash dividends to, and make cash distributions to, the Borrower or any other Subsidiary; and

(b) the Borrower may declare and pay dividends payable only in its common stock.

Section 6.7 Prepayments. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, prepay, redeem, purchase, defease or otherwise acquire any Debt thereof, in each case before the stated maturity thereof.

Section 6.8 Securities and Deposit Accounts.

(a) The Borrower will not, and will not permit any other Credit Party to, establish or maintain any securities account or deposit account unless, as promptly as practicable and subject to the provisions of Section 3.3, the Borrower provides the Lender a Control Agreement with respect to such account, duly executed by the applicable Credit Party and by the securities intermediary or bank with which such account is maintained; provided, however, that (i) up to the equivalent of $200,000 in the aggregate may be held by the Borrower and the other Credit Parties free of any Control Agreement and (ii) in the case of any non-U.S. Credit Party and/or any securities or deposit account held outside the United States of America, a Control Agreement shall be required only if and to the extent that it is reasonably practicable under applicable Governmental Rules and applicable local practice.

(b) The Borrower and its Subsidiaries will not maintain cash and/or Permitted Investments outside the United States of America exceeding the equivalent of $3,000,000 in the aggregate at any time; provided, however, that, if requested by the Borrower, the Lender will give its consent to a reasonable increase in such amount for the purpose of reflecting one or more Acquisitions of non-U.S. Persons in accordance with the terms of this Agreement.

Section 6.9 Change of Name, Etc. The Borrower will not, and will not permit any other Credit Party to, change its U.S. Federal Employee Identification Number, its type of legal entity or its jurisdiction of organization without giving the Lender at least 30 days’ prior written notice of such change.

Section 6.10 Change in Nature of Business. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, make any material change in the principal nature of its business.

Section 6.11 Suspension of Business. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, suspend or cease the operation of more than 25% of its business, as measured by revenue.

Section 6.12 Change of Accounting Method. The Borrower will not, and will not permit any Subsidiary to, change its method of accounting (other than as may be required to conform with GAAP).

Section 6.13 Defenses of Borrower. The Borrower will not raise any defense to its obligation to pay principal of and interest on Advances hereunder that is based to any material extent on the fact that the Lender is the legal and beneficial owner of a majority of the share capital of the Borrower.

ARTICLE 7.

EVENTS OF DEFAULT

Section 7.1 Events of Default. If any of the following events (each an “Event of Default”) occurs and is continuing:

(a) the Borrower (i) fails to pay any principal of any Advance when the same becomes due and payable, (ii) fails to pay any interest payable hereunder within 5 Business Days after the same becomes due and payable or (iii) fails to make any other payment under any Credit Document within 30 Business Days after the same becomes due and payable;

(b) any representation or warranty made by any Credit Party, or by any officer of any thereof, under or in connection with any Credit Document proves to have been incorrect in any material respect when made;

(c) the Borrower fails to perform or observe any term, covenant or agreement contained in Section 5.1(f), 5.1(h), 5.2 (with respect to legal existence), 5.4, 5.8, 5.12(a), 5.12(b), 5.12(c), 6.1, 6.2, 6.4, 6.5, 6.6, 6.7, 6.8(a) (with respect to securities and deposit accounts that are established or maintained without Control Agreements and that hold assets exceeding the equivalent of $1,500,000 in the aggregate) or 6.10; the Borrower fails to perform or observe any term, covenant or agreement contained in Section 6.8(b) (with respect to cash and/or Permitted Investments that are maintained outside the United States of America and that exceed the $3,000,000 threshold of Section 6.8(b) by more than the equivalent of $1,000,000 in the aggregate), and such failure remains unremedied for 5 Business Days after any Responsible Officer of the relevant Credit Party first knew or should have known of such failure; or any Credit Party fails to perform or observe any other term, covenant or agreement contained in any Credit Document on its part to be performed or observed, and such failure remains unremedied for (i) 30 days after any Responsible Officer of the relevant Credit Party first knew or should have known of such failure or (ii) 15 days after written notice of such failure has been given to such Credit Party by the Lender; provided, however, that, in order for (A) a violation of Section 6.8(a) to be subject to a 15- or 30-day grace period in accordance with the foregoing and/or (B) a violation of Section 6.8(b) to be subject to a grace period of 5 Business Days in accordance with the foregoing, not more than the equivalent of $1,500,000 in the aggregate may be maintained in securities and deposit accounts without Control Agreements and/or maintained in excess of the $3,000,000 threshold of Section 6.8(b);

(d) any Credit Party fails to pay any principal of any Debt thereof (excluding the Obligations of the Borrower hereunder) that is outstanding in a principal amount of at least $750,000 in the aggregate, or any interest or premium thereon, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration demand or otherwise), or any other event of default, however denominated, occurs under any agreement or instrument relating to any such Debt, and in either case such Debt is accelerated by the holder thereof;

(e) any Credit Party generally does not pay its debts as such debts become due, admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; any proceeding is instituted by any Credit Party seeking to adjudicate it a bankrupt or insolvent, seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; any proceeding is instituted against any Credit Party seeking to adjudicate it a bankrupt or insolvent, seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property, and either such proceeding remains undismissed or unstayed for a period of 60 days or any of the actions sought in such proceeding (including the entry of an order for relief against such Credit Party or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property) occurs; the accountants of the Borrower provide a letter to the Borrower, supported by a reviewed balance sheet (with a copy to the Lender), at the Lender’s request and sole expense, stating a determination that the Borrower and its Subsidiaries, taken as a whole, are not Solvent (provided that the Borrower agrees, upon request by the Lender, to instruct such accountants to provide a letter and balance sheet addressing such a determination and, if such accountants are unwilling to provide such a letter and balance sheet, to instruct Deloitte & Touche, Ernst & Young, KPMG or PricewaterhouseCoopers, at the Borrower’s option and if not already requested to do so, to provide such a letter and balance sheet, in any case within 21 days after the Borrower’s request); or any Credit Party takes any action to authorize any of the actions set forth above in this Section 7.1(e);

(f) any Collateral Document for any reason (except pursuant to the terms thereof or because of any action or inaction by the Lender) ceases to create a valid and perfected first-priority Lien on any material portion of the Collateral purported to be covered by such Collateral Document, and the same, if curable, is not cured within 30 days after the Lender notifies the applicable Credit Party of the same; or

(g) an “Event of Default” occurs under the Luxco Credit Agreement and is continuing;

then, and in any such event, the Lender may, by notice to the Borrower, (i) declare the obligation of the Lender to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declare the Advances, all interest thereon and all other amounts payable under this Agreement and the other Credit Documents to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

Section 7.2 No Default Caused by Action or Inaction of Lender. Notwithstanding anything in Section 7.1 or any other provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of the Borrower, the Lender agrees that no event or condition described or referred to in Section 7.1 shall constitute a Default or an Event of Default if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

Section 7.3 No Default Related to Foothill Credit Agreement. Notwithstanding any provision of Section 7.1 to the contrary, no event or condition occurring with respect to the Foothill Credit Agreement, the credit facility provided thereunder, the other documents executed in connection therewith and/or the collateral securing such credit facility shall constitute a Default or an Event of Default so long as the conditions set forth in Section 3.4 are met.

ARTICLE 8.

MISCELLANEOUS

Section 8.1 Amendments, Etc. No amendment or waiver of any provision of this Agreement, or consent to any departure by the Borrower therefrom, shall in any event be effective unless the same is in writing and signed by the Lender, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 8.2 Notices, Etc. All notices, demands and other communications provided for hereunder shall be in writing (including communication by telecopier) and shall be delivered or telecopied, if to the Borrower, to it c/o Symphony Technology Group, 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304, U.S.A., telecopier number 650-935-

9501, Attention: Bryan Taylor (with a copy to Industri-Matematik International Corp., 305 Fellowship Road, Suite 200, Mt. Laurel, New Jersey 08054, U.S.A., telecopier number 856-793-4401, Attention: Richard Long); if to the Lender, to it c/o chinadotcom corporation, 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, China, telecopier number 852-2893-5245, Attention: Company Secretary; or, as to either party, to it at such other address or telecopier number as designated by such party in a written notice to the other party. All notices, demands and other communications hereunder shall, (a) when sent for next-day or second-day delivery by a reputable freight company or courier service, be effective 3 Business Days after the same is delivered to such company or service, as the case may be, and (b) when sent by telecopier, be effective upon confirmation of receipt. Delivery by telecopier or other electronic means of an executed counterpart of any amendment or waiver of, or consent to departure from, any provision of this Agreement or any other Credit Document shall be effective as delivery of an originally executed counterpart thereof.

Section 8.3 No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, and no single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

Section 8.4 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the Borrower and the Lender and their respective successors and assigns, except that neither the Borrower nor the Lender shall have the right to assign its rights hereunder or any interest herein without the prior written consent of the other party.

Section 8.5 Maximum Charges. In no event whatsoever shall interest and other charges payable by the Borrower hereunder exceed the highest rate permissible under applicable Governmental Rules. In the event that interest and other charges as computed hereunder would otherwise exceed the highest rate permitted under applicable Governmental Rules, such excess amount shall first be applied to any unpaid principal balance owed by the Borrower hereunder, and, if the then remaining excess amount is greater than the previously unpaid principal balance, the Lender shall promptly refund such excess amount to the Borrower and the provisions hereof shall be deemed to have been amended to provide for such permissible rate; provided, however, that, if applicable Governmental Rules change at any time before the termination of this Agreement so as to permit such higher rate of interest and other charges, the Borrower will pay to the Lender on demand such amount as is necessary to cause the Lender to have received the same amount as if no reduction in interest or other charges pursuant to this section ever took place, and thereafter the interest rate shall return to the rate as in effect on the date hereof.

Section 8.6 Governing Law and Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, U.S.A., APPLIED TO CONTRACTS TO BE PERFORMED WHOLLY WITHIN THE STATE OF NEW YORK. ANY JUDICIAL PROCEEDING BROUGHT BY OR AGAINST THE BORROWER OR THE LENDER WITH RESPECT TO ANY OF THE OBLIGATIONS THEREOF UNDER THIS AGREEMENT, ANY OTHER

CREDIT DOCUMENT OR ANY RELATED AGREEMENT MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITTING IN NEW YORK, NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE BORROWER AND THE LENDER ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF THE BORROWER AND THE LENDER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL (RETURN RECEIPT REQUESTED) DIRECTED TO THE BORROWER OR THE LENDER, AS APPLICABLE, AT ITS ADDRESS SET FORTH IN SECTION 8.2, AND SERVICE SO MADE SHALL BE DEEMED COMPLETED FIVE (5) DAYS AFTER THE SAME HAS BEEN SO DEPOSITED INTO THE MAILS OF THE UNITED STATES OF AMERICA; PROVIDED, HOWEVER, THAT ALL SUCH SERVICE OF PROCESS MAY ALSO BE MADE, AT THE SENDER’S OPTION, BY SERVICE UPON THE OTHER PARTY. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF THE BORROWER OR THE LENDER TO BRING PROCEEDINGS AGAINST THE OTHER PARTY IN THE COURTS OF ANY OTHER JURISDICTION. EACH OF THE BORROWER AND THE LENDER WAIVES ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION INSTITUTED IN ACCORDANCE WITH THE SECOND SENTENCE OF THIS SECTION AND SHALL NOT ASSERT ANY DEFENSE BASED UPON LACK OF JURISDICTION OR VENUE OR BASED UPON FORUM NON CONVENIENS WITH RESPECT TO ANY SUCH ACTION.

Section 8.7 Jury Waiver. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY Of ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR (B) IN ANY WAY CONNECTED WITH, OR RELATED OR INCIDENTAL TO, THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AGREEMENT, ANY INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY HEREBY CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENTS OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.8 Headings. The section and subsection headings used herein have been inserted for convenience of reference only and do not constitute matters to be considered in interpreting this Agreement.

Section 8.9 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery by telecopier of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an originally executed counterpart of this Agreement.

[THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY.]

The parties hereto have caused this Agreement to be executed by their respective duly authorized representatives of the date first written above.

CAYMAN FIRST TIER

By:	/s/ Bryan Taylor
Name:	Bryan Taylor
Title:	Director

CHINADOTCOM CAPITAL LIMITED

By:	For and on behalf of
BABINGTON SERVICES LIMITED

	By:	/s/ Daniel Widdicombe
	Name:	Daniel Widdicombe
	Title:	Director

S-1

SCHEDULE 1

COMPETITORS

Microsoft Business Systems (comprising Great Plains, Soloman, Navision)

SSA Global Technologies, Inc.

Epicor Software Corporation

SAP AG

Peoplesoft Inc.

General Atlantic Partners

QAD Inc.

Mapics Inc.

Sage Global Solutions Inc.

Lawson Software Inc.

Manhattan Associates Inc.

Manugistics Group Inc.

Retek Inc.

JDA Software Group Inc.

Golden Gate Capital

SCHEDULE 2

SUBSIDIARIES

Entity Name	Entity Type	Jurisdiction of Organization
STG	exempted company incorporated with limited liability	Cayman Islands

Symphony Enterprise Solutions, S.ar.l.	société à responsabilité limitée unipersonnelle	Luxembourg

IMI Global Holdings Ireland Limited	private company limited by shares	Ireland

IMI Holdings Ireland Limited	private company limited by shares	Ireland

IMI North American Holdings Ireland Limited	private company limited by shares	Ireland

IMI Option Management Company Limited	private company limited by shares	Ireland

Industri-Matematik AB	limited liability company	Sweden

IMI Holding Corp.	corporation	U.S.A.

Industri-Matematik International Corp.	corporation	U.S.A.

Industri-Matematik American Operations Inc.	corporation	U.S.A.

Industri-Matematik Corp.	corporation	U.S.A.

Industri-Matematik Limited	private company limited by shares	United Kingdom

Industri-Matematik Nederland BV	a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands

Industri-Matematik Pty Limited	limited liability company	Australia

Industri-Matematik OY	limited liability company	Finland

Abalon AB	limited liability company	Sweden

Industri-Matematik Abalon AB	limited liability company	Sweden

Industri-Matematik GmbH	limited liability company	Germany

Ceratina International AB	limited liability company	Sweden

Ceratina Systems AB	limited liability company	Sweden

REVOLVING CREDIT AGREEMENT

Between

CAYMAN FIRST TIER

and

CHINADOTCOM CAPITAL LIMITED

September 8, 2003

i

ii

Schedule 1:	Competitors
Schedule 2:	Subsidiaries

Exhibit A:	Revolving Note
Exhibit B:	Notice of Advance

iii

Exhibit 1.8

REVOLVING CREDIT AGREEMENT

This Agreement, dated as of September 8, 2003, is entered into by SYMPHONY ENTERPRISE SOLUTIONS, S.AR.L., a company incorporated under the laws of Luxembourg (the “Borrower”), and CHINADOTCOM CAPITAL LIMITED, a British Virgin Islands company (the “Lender”).

Recital

The Borrower has requested that the Lender make available to the Borrower a revolving loan facility for the purpose of providing financing for, among other things, acquisitions of assets of, or equity interests in, companies in the business of providing software for warehousing management, logistics and distribution management, and supply-chain execution. The Lender is willing to make such a facility available to the Borrower on the terms and conditions set forth herein, and the Borrower and the Lender accordingly agree as set forth below.

ARTICLE 1.

DEFINITIONS, ACCOUNTING TERMS AND INTERPRETATION

Section 1.1 Certain Defined Terms. As used in this Agreement, the terms set forth below shall have the respective meanings specified below.

“Acquisition” means an acquisition of assets or equity interests pursuant to Section 2.8(a).

“Advance” has the meaning specified in Section 2.1(a).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) of a Person means the possession, direct or indirect, of the power to vote 10% or more of the equity interests having ordinary voting power for the election of directors of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of equity interests, by contract or otherwise.

“Affiliated Group” means Cayman First Tier and its Subsidiaries.

“Affiliate Guaranty” means a guaranty, in form and substance satisfactory to the Lender, made by Cayman First Tier or a Subsidiary thereof in favor of the Lender to guarantee the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Affiliate Security Agreement” means a security agreement with respect to the personal property of Cayman First Tier or a Subsidiary thereof, in form and substance satisfactory to the Lender, made by Cayman First Tier or a Subsidiary thereof in favor of the Lender to secure the Obligations of the Borrower under this Agreement and/or any of the other Credit Documents, either directly or through an Affiliate Guaranty.

“Authorized Officer” means, with respect to any action by the Borrower, an officer of the Borrower authorized to take such action pursuant to resolutions of the Borrower’s Board of Directors or Executive Committee delivered to the Lender from time to time.

“Borrower” has the meaning specified in the recital of parties to this Agreement.

“Borrower’s Account” means such account of the Borrower as the Borrower may designate from time to time by notice to the Lender.

“Borrower Security Agreement” means a security agreement with respect to the personal property of the Borrower, in form and substance satisfactory to the Lender, made by the Borrower in favor of the Lender to secure the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Business Day” means a day of the year on which banks are not required or authorized to close in California, U.S.A. or Hong Kong, China.

“Cash Equivalents” means (a) such number of Shares with an aggregate value of $10,000,000 or more as may be issuable as Advances from time to time and (b) up to $15,000,000 in cash; provided, however, that all Advances, whether in cash or Shares, shall in any case be subject to the provisions of Section 2.1.

“Cayman First Tier” means Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability.

“CDC Outsourcing” means CDC Outsourcing Limited, a British Virgin Islands corporation.

“CFT Credit Agreement” means the Revolving Credit Agreement dated as of the date hereof between Cayman First Tier and the Lender.

“Closing Date” means the date on which the initial Advance is made hereunder.

“Collateral” means the real and personal property given as collateral pursuant to the Collateral Documents.

“Collateral Documents” means the Borrower Security Agreement, the Symphony Share Pledge Agreement, each Affiliate Security Agreement and each other document pursuant

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to which the Borrower or any of its Affiliates grants a security interest to the Lender pursuant hereto.

“Commitment” has the meaning specified in Section 2.1(a).

“Control Agreement” means a control agreement with respect to a securities account or a deposit account, all as defined in the New York Uniform Commercial Code; provided, however, that no such control agreement may terminate or otherwise restrict any Credit Party’s right to withdraw funds and other assets freely from any such account unless and until a Default or an Event of Default has occurred and is continuing.

“Credit Documents” means this Agreement, the Note, each Affiliate Guaranty and the Collateral Documents.

“Credit Parties” means each member of the Affiliated Group that executes and delivers a Credit Document.

“Debt” of any Person means (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all indebtedness created or arising under any conditional-sale or other title-retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, accounted for as capital leases, (e) all obligations, contingent or otherwise, of such Person under acceptance, letter-of-credit or similar facilities, (f) all Debt referred to in any of clauses (a) through (e) above that is guaranteed directly or indirectly by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (iii) to advance or supply funds to maintain working capital or equity capital of another Person or otherwise to maintain the net worth or solvency of such Person (including any agreement in the nature of a support arrangement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, and (g) all Debt referred to in any of clauses (a) through (e) above that is secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt; provided, however, that the amount of any Debt described in clause (g) above shall be limited to the lesser of (i) the amount of such Debt and (ii) the fair-market value of the property encumbered.

“Default” means any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Designated Subsidiary” has the meaning specified in Section 2.1(c).

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“Dollars” and the symbol “$” mean lawful money of the United States of America from time to time.

“Environmental Action” means any complaint, summons, citation, notice, directive, order, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication from any Person concerning (a) violation of any Environmental Law or (b) release of any Hazardous Material (i) from any property owned or operated by any Credit Party or any predecessor in interest thereof, (ii) from any adjoining property or (iii) from or onto any facility that received any Hazardous Material generated by any Credit Party or any predecessor in interest thereof.

“Environmental Law” means any Governmental Rule relating to pollution or protection of the environment or any natural resource, to any Hazardous Material or to health or safety, including any Governmental Rule relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of any Hazardous Material.

“Environmental Liabilities and Costs” means all liabilities, monetary obligations, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, costs, expenses (including all reasonable fees, disbursements and expenses of counsel, experts or consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim or demand by any Person relating to an Environmental Action.

“Environmental Lien” means any Lien in favor of any Governmental Person for Environmental Liabilities and Costs.

“Event of Default” has the meaning specified in Section 7.1.

“Foothill” means Foothill Capital Corporation, a California corporation.

“Foothill Credit Agreement” means the Loan and Security Agreement dated as of January 27, 2003 among Foothill, STG OMS Ireland Limited, a private company limited by shares and incorporated under the laws of Ireland, and the other Persons named therein.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America, consistently applied.

“Governmental Action” means any authorization, approval, consent, waiver, exception, license, filing, registration, permit, notarization or other requirement of any Governmental Person.

“Governmental Person” means any national, federal, state or local government, any political subdivision thereof, or any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, body or entity, including any central bank and any comparable authority.

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“Governmental Rule” means any treaty, law, rule, regulation, ordinance, order, code, interpretation, judgment, writ, injunction, decree, determination, award, directive, guideline, request, policy or similar form of decision of any Governmental Person, referee or arbitrator.

“Hazardous Material” means any substance or material that is described as a toxic or hazardous substance, waste or material or as a pollutant, contaminant or infectious waste, or words of similar import, in any Environmental Law, including asbestos, petroleum (including crude oil or any fraction thereof, natural gas, natural-gas liquid, liquefied natural gas or synthetic gas usable for fuel, or any mixture of any of the foregoing), polychlorinated biphenyls, urea formaldehyde, radon gas, radioactive matter, and any chemical that may cause cancer or reproductive toxicity.

“IMI Global Holdings” means IMI Global Holdings Ireland Limited, a private company limited by shares incorporated under the laws of Ireland.

“Intellectual Property” means (a) all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country of issuance or formal name (collectively “Issued Patents”); (b) all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively, with Issued Patents, herein called “Patents”); (c) all copyrights, copyrightable works, semiconductor topography and mask works, including in each case any and all rights of authorship, use, publication, reproduction, distribution and performance transformation, all moral rights, all rights of ownership and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively “Copyrights”); (d) all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively “Trademarks”) and domain name registrations; (e) all rights in and to domain name registrations; (f) all technology, algorithms, inventions, designs, propriety information, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, computer programs, databases, database compilations, user interfaces, hardware, software and processes and the confidentiality, and other intangible and propriety rights subsisting therein; and (g) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect the same under applicable law).

“Issuer” means chinadotcom corporation, a Cayman Islands exempted company incorporated with limited liability that is listed on the Nasdaq National Market with the trading symbol “CHINA.”

“Lender” has the meaning specified in the recital of parties to this Agreement.

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“Lender’s Account” means such account of the Lender located in Hong Kong as the Lender may designate from time to time by notice to the Borrower.

“Lien” means, with respect to any asset, (a) any lien, charge, option, claim, deed of trust, mortgage, security interest, pledge or other encumbrance, or any other type of preferential arrangement of any kind, in respect of such asset, including any easement, right of way or other encumbrance on title to real property, or (b) the interest of a vendor or lessor under any conditional-sale agreement, capital lease or other title-retention agreement relating to such asset.

“Mandatory Prepayment Event” means that (a) any one of the Persons listed on Schedule 1, or any one of the Subsidiaries of any such Person, makes one or more equity investments in Symphony for consideration exceeding $2,000,000 in the aggregate or (b) any one or more of the Persons listed on Schedule 1, and/or of the Subsidiaries thereof, make one or more equity investments in Symphony for consideration exceeding $5,000,000 in the aggregate.

“Material Adverse Effect” means a material and adverse effect on (a) the business, condition (financial or otherwise), operations, performance or properties of the Affiliated Group taken as a whole, (b) the validity or enforceability of any of the Credit Documents or (c) the rights or remedies of the Lender under any of the Credit Documents.

“Material Contract” means, with respect to any Person, (a) any agreement with a supplier to such Person for the sale of personal property or the furnishing of services to such Person under the terms of which such Person is required to pay more than $1,000,000 in the aggregate during any calendar year or more than $2,500,000 in the aggregate over the remaining term of such agreement, except for purchase orders and sale orders entered into in the ordinary course of business, (b) any agreement for the sale of personal property by such Person or for the furnishing of services by such Person under the terms of which such Person is to receive more than $1,500,000 in the aggregate during any calendar year or more than $3,000,000 in the aggregate over the remaining term of such agreement, except for purchase orders and sale orders entered into in the ordinary course of business, (c) any employment agreement, management agreement or agreement with an independent contractor or consultant under the terms of which such Person is required to pay more than $400,000 in cash during any calendar year, (d) any employment agreement, management agreement, contractor agreement or consultant agreement with an individual who is one of such Person’s five most highly compensated officers, employees, managers, contractors or consultants in terms of “Equity Incentives” (as defined in Cayman First Tier’s Executive Committee Charter), (e) any real-property lease under the terms of which such Person is required to pay more than $500,000 in the aggregate during any calendar year or more than $1,000,000 in the aggregate over the remaining term of the lease, (f) any collective-bargaining agreement and (g) any contract that, if terminated or breached by either party, could reasonably be expected to have a Material Adverse Effect.

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“Note” means a Revolving Note of the Borrower payable to the order of the Lender, substantially in the form of Exhibit A, evidencing the indebtedness of the Borrower to the Lender resulting from the Advances made by the Lender from time to time.

“Notice of Advance” means a notice from the Borrower to the Lender substantially in the form of Exhibit B.

“Obligation” means, with respect to any Person, any obligation of such Person of any kind, including any obligation to make any payment for any reason, whether or not such obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such obligation is discharged, stayed or otherwise affected by any proceeding referred to in Section 7.1(e). Without limiting the generality of the foregoing, the Obligations of the Borrower under or in respect of the Credit Documents include all principal, interest and other amounts payable by the Borrower under any Credit Document.

“Permitted Investments” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof, (b) marketable direct obligations issued by any state of the United States of America, any political subdivision of any such state or any public instrumentality of either thereof, in each case maturing within one year from the date of acquisition thereof and, at the time of acquisition, having the highest rating obtainable from either S&P or Moody’s, (c) commercial paper maturing not more than 270 days from the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-1 or Prime-1 from S&P or Moody’s, (d) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof that are issued by a bank organized under the laws of the United States of America or any state thereof, which bank has a rating of at least A or A2 from S&P or Moody’s, and (e) certificates of deposit in an amount not exceeding $100,000 in the aggregate issued by any other bank so long as it is insured by the Federal Deposit Insurance Corporation. As used herein, “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., a New York corporation, and “Moody’s” means Moody’s Investors Service, Inc., a Delaware corporation.

“Permitted Liens” means (a) Liens for taxes, assessments and governmental charges or levies to the extent not required to be paid under Section 5.6, (b) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s Liens and other similar Liens arising in the ordinary course of business, (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (d) easements, rights of way and other encumbrances on title to real property that do not render title to the property encumbered thereby unmarketable or materially and adversely affect the use of such property, (e) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of like nature incurred in the ordinary course of business, (f) judgment Liens that have been stayed or bonded, (g) the interests of lessors under operating leases, but only to the extent of the property that is the subject of such

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leases, (h) purchase-money Liens or the interests of lessors under capital leases to the extent that such Liens or interests secure Debt permitted hereunder and so long as such Liens attach only to the assets purchased or acquired and the proceeds thereof and (i) other Liens incidental to the conduct of business or the ownership of property and assets that were not incurred in connection with the borrowing of money or the obtaining of credit and that do not in the aggregate materially detract from the Lender’s rights in the Collateral or the value or usefulness of such property or assets.

“Person” means an individual, a partnership, a limited liability company, a corporation, a trust (including a business trust), an unincorporated association, a joint venture or any other entity, including any Governmental Person.

“Prime Rate” means the rate of interest per annum publicly announced by Citibank, N.A. from time to time as its “prime rate” in effect in the United States of America. For purposes of this Agreement, each change in the Prime Rate shall be effective from and including the date on which such change is publicly announced as being effective.

“Responsible Officer” means, with respect to any Person, its internal Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Technology Officer, Executive Vice President, Senior Vice President, General Counsel, Secretary or Treasurer, or any other internal officer of such Person performing a function similar to any of the foregoing.

“Securities Act” means the Securities Act of 1933.

“Sellers” means actual or potential sellers of assets of, or equity interests in, companies described in Section 2.8(a).

“Shares” means the Class A Common Shares of the Issuer.

“Solvent” means, with respect to any Person on a particular date, that on such date (a) the total assets of such Person exceed the total liabilities of such Person, as such assets and liabilities are determined in accordance with GAAP and are thereafter adjusted to reflect the fair-market value of items (such as intangible assets and contingent liabilities) that would not appear on a balance sheet prepared in accordance with GAAP, and (b) such Person is generally able to pay its debts as they come due (including by refinancing such debts).

“Subsidiary” means, as to any Person, any corporation, limited liability company, partnership, joint venture or other entity of which (a) a majority of the outstanding share capital or other ownership interests having ordinary voting power to elect a majority of the board of directors or Persons performing similar functions (irrespective of whether at the time other such shares or interests have or might have voting power upon the occurrence of a contingency) or (b) a majority of the interests in the capital or profits of which is at the time directly or indirectly owned by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. Unless otherwise specified herein, “Subsidiary” means a Subsidiary of the Borrower.

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“Symphony” means Symphony Technology II-A, L.P., a Delaware limited partnership.

“Symphony Share Pledge Agreement” means a share pledge agreement with respect to the equity interests in the Borrower held by Symphony, in form and substance satisfactory to the Lender, made by Symphony in favor of the Lender to secure the Obligations of the Borrower under this Agreement and the other Credit Documents.

“Termination Date” means September 8, 2008 or, if earlier, the date of termination of the Commitment pursuant to Section 7.1.

“Third-Party Price” means the price of a Share as agreed between the Borrower (or its designee) and a Person accepting Shares as payment pursuant to a legally binding agreement, such price to be determined by reference to (a) the per-share price for Shares stated in such agreement or (b) if no such price is stated in such agreement, the average of the per-share closing prices for the Shares on the Nasdaq National Market for the five trading days (as adjusted to account for trading volume on those days) preceding the day on which legal title to Shares is transferred pursuant to such agreement.

“Trigger Event” means an event that causes the Lender (which, for purposes of this definition, shall include the Lender’s Affiliates) to no longer be entitled to elect or appoint a majority of the members of the Board of Directors of Cayman First Tier.

Section 1.2 Interpretation. In this Agreement: “knowledge” of the Borrower includes knowledge of each Responsible Officer of the Borrower and each Subsidiary; the singular includes the plural and the plural the singular; words importing any gender include the other genders; references to statutes are to be construed as including all statutory provisions consolidating, amending or replacing the statute referred to; references to “writing” include printing, typing, lithography and other means of reproducing words in a tangible, visible form; the words “including,” “includes” and “include” are deemed to be followed by the words “without limitation”; references to articles, sections (or subdivisions of sections), recitals, exhibits, annexes and schedules are to those of this Agreement unless otherwise indicated; references to agreements and other contractual instruments are deemed to include all subsequent amendments and other modifications to such instruments, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement; and references to Persons include their respective permitted successors and assigns.

Section 1.3 Accounting Terms. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared, in accordance with GAAP.

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ARTICLE 2.

AMOUNT AND TERMS OF ADVANCES

Section 2.1 Revolving Facility.

(a) The Lender agrees, on the terms and conditions hereinafter set forth, to make advances in Cash Equivalents to the Borrower or the Borrower’s designee (each such advance herein called an “Advance”) from time to time on any Business Day during the period from the Closing Date until the Termination Date, in an aggregate amount not to exceed at any time outstanding the amount equal to $25,000,000 minus the aggregate principal amount of “Advances” outstanding under the CFT Credit Agreement; provided, however, that (i) the aggregate amount of cash Advances outstanding under this Agreement and the CFT Credit Agreement may not exceed $15,000,000 at any time and (ii) Advances in the form of Shares shall be subject to the provisions of Sections 2.1(b), (c), (d) and (e) (said agreement of the Lender, subject to the foregoing provisos, herein called the “Commitment”). Each Advance shall be in the minimum amount of $500,000 in the case of an Advance in cash or $1,000,000 in the case of an Advance in Shares. Within the limits of the Commitment, the Borrower may borrow under this Section 2.1, prepay pursuant to Section 2.5 and reborrow under this Section 2.1.

(b) If the Borrower requests an Advance in Shares that will be used immediately to effect an Acquisition, the following conditions shall apply: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or its designee (i.e., one or more Sellers) and the Issuer, with a per-share purchase price for the Shares set at the Third-Party Price, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower, the Issuer, the Lender and the relevant Sellers. The Lender agrees, at the request of the Borrower, to use commercially reasonable efforts to cause the Shares to be registered or to provide registration rights to the Borrower or its designee to permit prompt liquidity of the Shares for the recipient, if reasonably practicable; and the Borrower agrees, at the request of the Lender, to use commercially reasonable efforts to make Acquisitions from Sellers that are willing to accept restricted Shares as consideration, if reasonably practicable. The parties acknowledge their preference to use Shares, if reasonably practicable, to make Acquisitions.

(c) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or its designated Subsidiary (the “Designated Subsidiary”) and the Issuer, with a per-share purchase price for the Shares set on the date of effectiveness of a Form S-3 or F-3 registration statement covering such Shares, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender. The parties agree that any Advance made pursuant to this Section 2.1(c) shall result in the fixing of the amount owed by the Borrower for such

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Advance on the date of receipt by the Borrower or the Designated Subsidiary of cash upon liquidation of the Shares used by the Issuer, on behalf of the Lender, for such Advance and that, for purposes of this Agreement, such date shall be deemed to be the date on which such Advance was made. The parties agree to use commercially reasonable efforts to obtain liquidity in the Shares intended for use in an Advance pursuant to this Section 2.1(c).

(d) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions:

(i) (A) Such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or the Designated Subsidiary and the Issuer, with a per-share purchase price for the Shares set on the date of effectiveness of the stock purchase agreement; (B) the amount of the Advance shall be adjusted at the Resale Time(s) (as defined below) to provide that the amount of the Advance shall equal the number of Shares to which each such Resale Time relates multiplied by the Third-Party Price (the “Resale Price”) at such Resale Time(s), where the “Resale Time” shall be the earlier of the time or times of sale of the Shares by the Borrower or the Designated Subsidiary and the date that is 6 months after the time or times (if not all Shares can be sold at one time pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”)) that such Shares can be sold by the Borrower pursuant to Rule 144; and (C) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender.

(ii) During the time between the acquisition of the Shares pursuant to this Section 2.1(d) and the respective Resale Time(s), no interest shall be payable on the Advance of Shares.

(iii) The parties agree to use commercially reasonable efforts to ensure that Rule 144 is available for the resale of any securities issued pursuant to this Section 2.1(d).

(e) If the Borrower requests an Advance in Shares that will not be used immediately to effect an Acquisition, the Borrower shall have the option of receiving the Shares subject to the following conditions: (i) such Advance shall be subject to a stock purchase agreement to be executed on the date of such Advance between the Borrower or the Designated Subsidiary and the Issuer, with a per-share purchase price for the Shares set on the date of sale of such Shares by Borrower or the Designated Subsidiary pursuant to Regulation S promulgated under the Securities Act, resulting in the fixing of the value of the Cash Equivalents made available by the Lender in such Advance; and (ii) such issuance of Shares shall be subject to compliance with applicable securities laws and regulations by the Borrower or the Designated Subsidiary, the Issuer and the Lender. The parties agree that any Advance made pursuant to this Section 2.1(e) shall result in the fixing of the amount owed by the Borrower for such Advance on the date of receipt by the Borrower or the Designated Subsidiary of cash upon liquidation of the Shares used by the Issuer, on behalf of the Lender, for such Advance and that, for purposes of this Agreement, such date shall be deemed to be the

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date on which such Advance was made. The parties agree to use commercially reasonable efforts to obtain liquidity in the Shares intended for use in an Advance pursuant to this Section 2.1(e).

Section 2.2 Making of Advances. Each Advance shall be made on notice, which shall be irrevocable and binding on the Borrower, given by the Borrower to the Lender not later than 9:00 a.m. (Hong Kong time) on the second Business Day before the date of the proposed Advance. Each such notice of an Advance shall be effected by delivery of a Notice of Advance, or by telephone confirmed promptly by delivery of a Notice of Advance, by an Authorized Officer of the Borrower, specifying therein the requested medium of such Advance, i.e., cash or Shares (and, if Shares, whether pursuant to Section 2.1(b), (c), (d) or (e)), the requested amount of such Advance and the requested date of such Advance (which shall be a Business Day). Upon fulfillment of the applicable conditions set forth in Article 3, the Lender will make each Advance available to the Borrower (a) in the case of an Advance in cash, by crediting the amount of such Advance to the Borrower’s Account in immediately available funds and (b) in the case of an Advance in Shares, by issuing such Shares to the Borrower or the Person(s) designated thereby.

Section 2.3 Repayment. The Borrower will repay the outstanding principal amount of the Advances in full on the Termination Date.

Section 2.4 Interest.

(a) Except as otherwise provided in Section 2.4(b), the Borrower will pay interest to the Lender on the unpaid principal amount of each Advance, from the date of such Advance until such principal amount is paid in full, at the rate of 3.0% per annum, payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing on September 30, 2003, and on the date on which such Advance is paid in full.

(b) If any amount payable by the Borrower hereunder is not paid when due, such amount shall bear interest (to the extent permitted by applicable law), from the due date until such amount is paid in full, at the rate per annum equal to the lesser at all times of (i) the sum of the Prime Rate plus 3.5% per annum and (ii) 9.0% per annum. Such interest shall be payable on demand.

Section 2.5 Optional Prepayments. The Borrower may, upon at least 3 Business Days’ notice to the Lender stating the date and principal amount of the prepayment, and if such notice is given the Borrower will on such date, prepay the outstanding principal amount of the Advances in whole or in part in the amount stated in such notice, without penalty or premium, together with accrued interest to the date of such prepayment on the principal amount prepaid; provided, however, that each partial prepayment shall be in the principal amount of $100,000 or an integral multiple thereof.

Section 2.6 Mandatory Prepayment. If a Mandatory Prepayment Event occurs, the Borrower will, if so requested by the Lender within 30 days after the occurrence of such Mandatory Prepayment Event, prepay the outstanding Advances in full, together with all of the

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other Obligations of the Borrower then outstanding under the Credit Documents, within 30 days after the date on which such request is received by the Borrower; provided, however, that no such prepayment shall be required if such Mandatory Prepayment Event is cured within the latter 30-day period.

Section 2.7 Payments and Computations.

(a) Unless otherwise specified herein, the Borrower will make each payment hereunder not later than 11:00 a.m. (New York time) on the day when due, in Dollars and immediately available funds, to the Lender at the Lender’s Account.

(b) All computations of interest hereunder shall be made by the Lender on the basis of a year of 365 or 366 days, as applicable, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

(c) Whenever any payment hereunder is stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest.

Section 2.8 Use of Proceeds. The proceeds of the Advances shall be available, and the Borrower agrees that it will use such proceeds, solely (a) to acquire, directly or through a Subsidiary, assets of, or equity interests in, companies that are in the business of providing software for warehousing management, logistics and distribution management, and supply-chain execution, (b) to provide working capital for the businesses so acquired, (c) to make loans and capital contributions to Cayman First Tier or Subsidiaries thereof and (d) to repay Foothill as described in Section 3.4; provided, however, that, if an Advance is made hereunder before any “Advance” is made under the CFT Credit Agreement, the proceeds of such Advance hereunder shall be used to repay Foothill as described in Section 3.4, and any proceeds of such Advance remaining after repaying Foothill shall be used to provide working capital for the Borrower and its Subsidiaries or for any other purpose described in clause (a), (b) or (c) above.

Section 2.9 Taxes.

(a) If the Borrower is hereafter required by any applicable Governmental Rule to withhold or deduct any taxes from or in respect of any sum payable to the Lender under this Agreement or any other Credit Document, (i) such sum shall be increased as may be necessary so that, after making any required withholding or deduction, the Lender receives an amount equal to the sum it would have received had no such withholding or deduction been made, (ii) the Borrower shall make such withholding or deduction, and (iii) the Borrower shall pay the full amount withheld or deducted to the relevant Governmental Person in accordance with applicable law; provided, however, that, if the Lender receives any tax or related benefit from the Borrower’s compliance with the foregoing, then the Lender will pay an amount to the Borrower equal to the net amount of such benefit.

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(b) Notwithstanding the provisions of Section 2.9(a), the Borrower and the Lender (in its capacity as an indirect shareholder of the Borrower and otherwise) agree that they will cooperate in using commercially reasonable efforts to minimize or avoid the need to make withholdings and deductions pursuant to Section 2.9(a), including by restructuring the operations of, and the equity-holding relationships among, the Affiliated Group.

ARTICLE 3.

CONDITIONS TO MAKING ADVANCES

Section 3.1 Conditions Precedent to Initial Advance. The obligation of the Lender to make the initial Advance hereunder is subject to satisfaction of the conditions precedent set forth below.

(a) Since June 30, 2003, no material and adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Affiliated Group taken as a whole shall have occurred and be continuing; provided, however, that, notwithstanding anything in any provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of Cayman First Tier, the Lender agrees that no event or condition shall constitute such a material and adverse change if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

(b) On or before the day of the initial Advance hereunder, the Lender shall have received each of the following, in form and substance reasonably satisfactory to the Lender and in the number of originals reasonably requested thereby:

(i) this Agreement, the CFT Credit Agreement and the Note, duly executed by the Borrower;

(ii) such documents and certificates as the Lender may reasonably request relating to (A) the incorporation or organization, and the existence and good standing, of the Borrower and Symphony and (B) the authorization by the Borrower and Symphony of the transactions contemplated by this Agreement;

(iii) a certificate signed by an Authorized Officer of the Borrower confirming compliance with the conditions set forth in Section 3.2(c);

(iv) one or more insurance certificates evidencing that the Lender has been named as an additional insured on the liability insurance policies of the Borrower and its Subsidiaries; and

(v) one or more opinions of legal counsel to the Borrower and Symphony with respect to such matters as the Lender may reasonably require.

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Section 3.2 Conditions Precedent to Each Advance. The obligation of the Lender to make each Advance (including the initial Advance) shall be subject to the further conditions precedent set forth below.

(a) The Borrower shall have delivered an appropriately completed Notice of Advance to the Lender with respect to such Advance.

(b) The Borrower shall have delivered to the Lender a certificate signed by an Authorized Officer of the Borrower certifying as to whether, to the knowledge of such Authorized Officer after reasonable inquiry, any Responsible Officer of the Borrower or any Subsidiary (i) is a party to any material litigation, judicial-reference proceeding, arbitration proceeding or regulatory proceeding, either actual or threatened, or (ii) has violated in any material respect his or her employment contract or nondisclosure agreement, if any, with the Borrower or a Subsidiary, as applicable.

(c) The following statements shall be true (and each of the delivery of the applicable Notice of Advance and the acceptance by the Borrower of the proceeds of such Advance shall constitute a representation and warranty by the Borrower that on the date of such Advance such statements are true):

(i) the representations and warranties contained in each Credit Document are correct in all material respects on and as of the date of such Advance, before and after giving effect to such Advance and to the application of the proceeds thereof, as though made on and as of such date (other than any such representations or warranties that, by their terms, refer to a specific date, in which case as of such specific date); provided, however, that, the representation and warranty set forth in Section 4.15 shall be deemed to be correct in all material respects as described above unless (A) within 5 Business Days after delivery of the applicable Notice of Advance to the Lender in accordance with Section 2.2, the Lender notifies the Borrower that it will require a letter, supported by a reviewed balance sheet, from the Borrower’s accountants (which the Borrower shall thereby be obligated to provide, at its sole expense, as a condition to such Advance) stating whether the Affiliated Group, taken as a whole, is Solvent and (B) such accountants thereafter provide a letter, supported by a reviewed balance sheet, to the Lender (with a copy to the Borrower) stating that the Affiliated Group, taken as a whole, is not Solvent; further provided, however, that, if the Borrower’s accountants are unwilling to provide a letter, supported by a reviewed balance sheet, stating whether the Affiliated Group, taken as a whole, is Solvent, then the Borrower may request that Deloitte & Touche, Ernst & Young, KPMG or PricewaterhouseCoopers, at the Borrower’s option and if not already requested to do so, provide such a letter and balance sheet; and

(ii) no event has occurred and is continuing, or would result from such Advance or from the application of the proceeds thereof, that constitutes an Event of Default;

(d) If such Advance is for the purpose of financing an Acquisition, the Lender shall have received each of the following at the Borrower’s expense (subject to the

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limitations of Section 3.3), in form and substance reasonably satisfactory to the Lender and in the number of originals reasonably requested thereby:

(i) an Affiliate Guaranty and an Affiliate Security Agreement, duly executed by each Subsidiary acquired or established in connection with such Acquisition, together with (A) evidence that all other action reasonably requested by the Lender to perfect the Lien created by such Affiliate Security Agreement has been duly taken and (B) one or more certificates evidencing the insurance required to be maintained pursuant to this Agreement with respect to the Collateral covered by such Affiliate Security Agreement (including such endorsements to the related insurance policies as the Lender may reasonably request);

(ii) such documents and certificates as the Lender may reasonably request relating to (A) the organization, existence and good standing of each Subsidiary acquired or established in connection with such Acquisition and (B) the authorization by each such Subsidiary of the transactions contemplated by this Agreement;

(iii) one or more insurance certificates evidencing that the Lender has been named as an additional insured on the liability insurance policies of each Subsidiary acquired or established in connection with such Acquisition; and

(iv) such other certificates, approvals, opinions, evidence and other documents as the Lender may reasonably require.

Section 3.3 Limitation on Borrower’s Obligations under Sections 3.2(d), 3.4, 5.12 and 6.8(a). The obligation of the Borrower and its Subsidiaries to provide Affiliate Guaranties, Affiliate Security Agreements and other documents and instruments, and to take other action, pursuant to Sections 3.2(d), 3.4, 5.12 and 6.8(a) shall be limited to the extent that the Borrower and its Subsidiaries can do so without an unreasonable expenditure of time by Cayman First Tier and its Subsidiaries and without causing any financial, tax or legal detriment to Symphony, Symphony’s partners, Cayman First Tier, Cayman First Tier’s Subsidiaries and the respective members, partners, officers and directors (or the equivalent) of the foregoing, including any tax detriment pursuant to the “deemed dividend” rules of the United States of America and any legal detriment pursuant to the “financial assistance” rules of Ireland and the United Kingdom, but excluding any detriment inherent in, and not a collateral consequence of, giving a guaranty, granting a security interest, etc.; such excluded detriment would include, for example, the financial detriment inherent in becoming obligated as a guarantor by executing a guaranty. In addition, notwithstanding any other provision of this Agreement or the CFT Credit Agreement to the contrary, the obligation of the Borrower to pay the legal, filing, recording and other expenses incurred in providing collateral documents, guaranties, opinions (if any) and related documents and instruments, and in taking other action with respect thereto (including maintaining the perfection of any Liens granted pursuant to any such collateral documents), pursuant to this Agreement and the CFT Credit Agreement shall be limited to (a) $50,000 in the aggregate for all such expenses incurred by Cayman First Tier, its Subsidiaries, the Lender and other Persons in connection with any and all such documents, guaranties, opinions, instruments and action commenced before the date of the first Acquisition, whether financed hereunder or under the CFT Credit Agreement, and (b) $50,000 in the aggregate for

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all such expenses incurred by Cayman First Tier, its Subsidiaries, the Lender and other Persons in connection with any single Acquisition or group of related Acquisitions that are closed at or about the same time.

Section 3.4 Conditions Subsequent. The Advances shall be subject to the conditions subsequent set forth below.

(a) The loans and all other amounts payable to Foothill under the Foothill Credit Agreement shall be paid in full, and all of the credit facilities made available under the Foothill Credit Agreement shall be terminated, not later than the 90th day after the day on which the first Advance is made hereunder.

(b) Foothill shall release all Liens, either direct or indirect (e.g., through a guaranty), securing the credit facilities made available by Foothill under the Foothill Credit Agreement, not later than the 10th day, in the case of Liens on assets located in the United States of America, or the 60th day (or sooner, if reasonably practicable), in the case of Liens on assets located outside the United States of America, after the day on which the loans and all other amounts payable to Foothill under the Foothill Credit Agreement are paid in full and all of the credit facilities made available under the Foothill Credit Agreement are terminated.

(c) The Lender shall receive each of the following, in form and substance reasonably satisfactory to the Lender and in the number of originals reasonably requested thereby:

(i) not later than the 10th day after the first Advance is made hereunder, the Symphony Share Pledge Agreement, duly executed by Symphony, together with (A) one or more share certificates representing all of the outstanding share capital of Cayman First Tier owned by Symphony, (B) an undated share transfer form with respect to such certificate(s), duly executed by Symphony in blank, and (C) evidence that all other action reasonably requested by the Lender to perfect the Lien created by the Symphony Share Pledge Agreement has been duly taken;

(ii) not later than the 60th day after the day on which Foothill’s Liens on the affected assets are released, the Borrower Security Agreement, duly executed by the Borrower, together with evidence that all other action reasonably requested by the Lender to perfect the Lien created by the Borrower Security Agreement has been duly taken;

(iii) not later than the 60th day after the day on which Foothill’s Liens on the affected assets are released, Affiliate Security Agreements and Affiliate Guaranties, duly executed by the Persons to be bound thereby, from such Persons as requested by the Lender (but subject to the provisions of Section 3.3), together with (A) evidence that all other action reasonably requested by the Lender to perfect the Liens created by such Affiliate Security Agreements has been duly taken, (B) one or more certificates evidencing the insurance required to be maintained pursuant to this Agreement with respect to the Collateral covered by such Affiliate Security Agreements (including such endorsements to the related insurance policies as the Lender may reasonably request), (C) such documents and certificates

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as the Lender may reasonably request relating to (1) the organization, existence and good standing of each Person executing an Affiliate Security Agreement and/or an Affiliate Guaranty and (2) the authorization by each such Person of the transactions contemplated by the Credit Documents to be executed thereby, (D) one or more insurance certificates evidencing that the Lender has been named as an additional insured on the liability insurance policies of each Person executing an Affiliate Security Agreement and/or an Affiliate Guaranty and (E) such other certificates, approvals, opinions, evidence and other documents as the Lender may reasonably require.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Lender as set forth below.

Section 4.1 Existence and Power. Each of the Borrower and its Subsidiaries (a) is a legal Person duly incorporated, organized or formed, validly existing and in good standing under the laws of the jurisdiction in which it was incorporated, organized or formed, (b) is duly qualified or licensed as a foreign legal Person, and is in good standing, in each other jurisdiction in which the conduct of its business requires it to so qualify or be licensed, except to the extent that the failure to so qualify or be licensed could not reasonably be expected to have a Material Adverse Effect, and (c) has all requisite entity power and authority to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

Section 4.2 Authorization. The execution, delivery and performance by the Borrower of this Agreement and each other Credit Document to which the Borrower is or is to be a party, and the consummation of the transactions contemplated hereby and thereby, are within the Borrower’s corporate powers, have been duly authorized by all necessary corporate action and do not (a) contravene the Borrower’s Constitution, (b) violate any applicable Governmental Rule, the violation of which could reasonably be expected to have a Material Adverse Effect, (c) conflict with or result in the breach of, or constitute a default under, any loan agreement, indenture, mortgage, deed of trust or lease, or any other contract or instrument binding on or affecting the Borrower or any Subsidiary or any of their respective properties, the conflict, breach or default of which could reasonably be expected to have a Material Adverse Effect, or (d) result in or require the creation or imposition of any Lien upon or with respect to any of the properties of the Borrower or any Subsidiary, other than Liens contemplated under this Agreement. Neither the Borrower nor any Subsidiary is in violation of any such Governmental Rule or in breach of any such contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument, the violation or breach of which could reasonably be expected to have a Material Adverse Effect.

Section 4.3 Governmental Action, Etc. No Governmental Action, and no authorization, approval or other action by, or notice to, any third party, is required for (a) the ownership, operation and maintenance of the Borrower’s or its Subsidiaries’ properties and other assets, except for such Governmental Action, authorizations, approvals, other actions and

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notices as have been duly obtained, taken, given or made and are in full force and effect and with which the Borrower and its Subsidiaries are in compliance in all material respects, (b) the due execution, delivery or performance by the Borrower of this Agreement or any other Credit Document (except with respect to the granting and perfection of Liens) to which the Borrower is or is to be a party or (c) the consummation of the transactions contemplated hereby or thereby (except with respect to the granting and perfection of Liens).

Section 4.4 Binding Effect. This Agreement has been, and each other Credit Document to which the Borrower is or is to be a party when delivered hereunder will be, duly executed and delivered by the Borrower. Assuming due execution and delivery by the Lender, this Agreement is, and the other Credit Documents to which the Borrower is or is to be a party when delivered hereunder will be, legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally or by general principles of equity.

Section 4.5 Financial Condition. The unaudited balance sheet of IMI Global Holdings as of June 30, 2003 and the unaudited statement of income of IMI Global Holdings for the period from November 8, 2002 to June 30, 2003 fairly present the consolidated financial condition of IMI Global Holdings and its Subsidiaries as of June 30, 2003 and the consolidated results of the operations of IMI Global Holdings and its Subsidiaries for such period. Since June 30, 2003 there has been no material and adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Affiliated Group taken as a whole, except as disclosed by the Borrower or any Affiliate thereof to the Lender in writing before the date of this Agreement; provided, however, that, notwithstanding anything in any provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of Cayman First Tier, the Lender agrees that no event or condition shall constitute such a material and adverse change if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

Section 4.6 Information. No information, exhibit or report furnished by the Borrower or any Subsidiary to the Lender in connection with the negotiation of the Credit Documents or pursuant to the terms of any of the Credit Documents contains any material misstatement of fact or omits to state a material fact or any fact necessary to make the statements contained therein, in light of the circumstances in which made, not misleading.

Section 4.7 Legal Proceedings. There is no action, suit, investigation, litigation or proceeding affecting the Borrower or any Subsidiary pending or, to the best knowledge of the Borrower, threatened before any Governmental Person, referee or arbitrator that could reasonably be expected to have a Material Adverse Effect.

Section 4.8 Subsidiaries. As of the date of this Agreement, the Borrower has no Subsidiaries other than as set forth in Schedule 2.

Section 4.9 Intellectual Property.

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(a) Each of the Borrower and its Subsidiaries has good and marketable title to the Intellectual Property owned by it. To the Borrower’s knowledge, (i) each of the Borrower and its Subsidiaries possesses legally enforceable rights to use all Intellectual Property used in its business, (ii) the Intellectual Property owned by or licensed to each of the Borrower and its Subsidiaries collectively constitutes all of the Intellectual Property necessary to enable each such Person to conduct its business as such business is currently being conducted and (iii) there is no unauthorized use, disclosure or misappropriation, by any employee or former employee of the Borrower or any Subsidiary or by any other Person, of any Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary.

(b) To the Borrower’s knowledge, all Patents, registered Trademarks, registered service marks and registered Copyrights held by the Borrower or any Subsidiary are valid and subsisting. All maintenance and annual fees have been fully paid, and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. To the Borrower’s knowledge, neither the Borrower nor any Subsidiary is infringing, misappropriating or making unlawful use of, or has received any notice or other communication (in writing or otherwise) of any infringement, misappropriation or unlawful use of, any proprietary asset owned or used by any third party. There is no proceeding pending or threatened, nor has any claim or demand been made, that challenges the legality, validity enforceability or ownership of any item of Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary, that alleges a claim of infringement of any Patents, Copyrights, Trademarks or service marks or that alleges a violation of any trade secret or other proprietary right of any third party. Neither the Borrower nor any Subsidiary has brought a proceeding alleging infringement of any Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary or alleging breach of any license or agreement involving Intellectual Property.

(c) Each of the Borrower and its Subsidiaries has taken all reasonable and customary measures and precautions necessary (i) to protect and maintain the confidentiality of all Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary (except such Intellectual Property whose value would not be materially impaired by public disclosure) and (ii) otherwise to maintain and protect all such Intellectual Property.

(d) To the Borrower’s knowledge, all third-party licenses used by the Borrower or any Subsidiary that relate to Intellectual Property are legal, valid, binding, enforceable and in full force and effect and will continue to be so following the consummation of the transactions contemplated hereby.

(e) Each of the Borrower and its Subsidiaries maintains a policy that provides that each of its employees and commissioned agents must sign an assignment of inventions and a confidentiality agreement. Each of the Borrower’s and each Subsidiary’s employees and commissioned agents who has contributed to the development of any material portion of the Intellectual Property owned or exclusively licensed to the Borrower or any Subsidiary has executed such an assignment and such an agreement.

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Section 4.10 Fire, Etc. Neither the business nor the properties of the Borrower or any Subsidiary are affected by any fire, explosion, accident, strike, lockout or other labor dispute, or other casualty (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect.

Section 4.11 Burdensome Agreements, Etc. Neither the Borrower nor any Subsidiary is a party to (a) any indenture, loan agreement, credit agreement, lease or other agreement or instrument, or subject to any restriction of its constituent documents, that could reasonably be expected to have a Material Adverse Effect or (b) any agreement to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien other than a Lien permitted pursuant to the terms of this Agreement.

Section 4.12 Taxes. Each of the Borrower and its Subsidiaries has filed, or there has been filed on its behalf, or an extension has been obtained for the filing of, all national, federal, state and other material tax returns required to be filed before the date of the making of this representation and warranty, and the Borrower and each Subsidiary have paid all taxes shown thereon to be due, including interest, additions to taxes and penalties, or have provided adequate reserves in accordance with GAAP for the payment thereof.

Section 4.13 Title to Properties, Etc. Each of the Borrower and its Subsidiaries has good and defensible title to all property, real or personal, purported to be owned by it.

Section 4.14 Material Contracts. Each Material Contract to which the Borrower or any Subsidiary is a party has been duly executed by the Borrower or such Subsidiary, as applicable, and creates an enforceable obligation of the Borrower or such Subsidiary, as applicable, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally or by general principles of equity. Except for any disputes in good faith concerning any Material Contracts, (a) each of the Borrower and its Subsidiaries has performed in all material respects the obligations required to be performed by it to date under each Material Contract to which it is a party, (b) neither the Borrower nor any Subsidiary nor, to the Borrower’s knowledge, any other party to any such Material Contract is in default in any material respect thereunder, and (c) no condition exists or event has occurred that, with the giving of notice or the lapse of time or both, would constitute such a default thereunder.

Section 4.15 Solvency. The Borrower and its Subsidiaries, taken as a whole, are Solvent.

ARTICLE 5.

AFFIRMATIVE COVENANTS

So long as any Advance remains unpaid or the Lender has any Commitment outstanding, the Borrower will, unless the Lender otherwise consents in writing, observe the covenants set forth below.

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Section 5.1 Reporting Requirements. Following the occurrence and during the continuation of any Trigger Event, the Borrower will furnish the following to the Lender:

(a) as soon as available and in any event within 45 days after the end of each of the first three quarters of each fiscal year of the Borrower, an unaudited consolidated balance sheet of the Affiliated Group as of the end of such quarter and unaudited consolidated statements of income and cash flows of the Affiliated Group for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified (subject to normal year-end audit adjustments and the absence of footnotes) by the chief executive officer and chief financial officer of Cayman First Tier as having been prepared in accordance with GAAP, together with a certificate of said officers to the effect that (i) such financial statements fairly present in all material respects the financial condition of the Affiliated Group, (ii) the representations and warranties of the Credit Parties contained in this Agreement and the other Credit Documents are true and correct in all material respects on and as of the date of such certificate, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date), and (iii) no Default or Event of Default has occurred and is continuing or, if a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof and the action that the Borrower is taking or proposes to take with respect thereto;

(b) as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower, a copy of the annual audit report for such year for the Affiliated Group, including therein consolidated balance sheets and consolidated statements of income and cash flows of the Affiliated Group for such fiscal year, in each case certified in a manner reasonably acceptable to the Lender by a firm of independent public accountants reasonably acceptable to the Lender, together with (i) a certificate of such accounting firm stating that in the course of the regular audit of the business of the Affiliated Group, which audit was conducted by such accounting firm in accordance with generally accepted auditing standards, such accounting firm has obtained no knowledge that a “Default” or “Event of Default” has occurred and is continuing under Section 5.12 of the CFT Credit Agreement and (ii) a copy of any management letter delivered to Cayman First Tier by such accounting firm in connection with its audit of the Affiliated Group for such fiscal year;

(c) as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower, unaudited consolidating balance sheets of the Affiliated Group as of the end of such fiscal year and unaudited consolidating statements of income and cash flows of the Affiliated Group for such fiscal year, all in form and scope reasonably satisfactory to the Lender and duly certified by the chief executive officer and chief financial officer of Cayman First Tier as having been prepared in accordance with GAAP;

(d) as soon as available and in any event not later than 30 days before the beginning of each fiscal year of the Borrower, projections of the consolidated income statements for the Affiliated Group for each quarter of such fiscal year, together with appropriate supporting details and a statement of underlying assumptions, all prepared by Cayman First Tier’s management on a basis consistent with Cayman First Tier’s historical

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practice and certified by the chief executive officer and chief financial officer of Cayman First Tier as being a good-faith estimate of the financial performance of the Affiliated Group during the periods covered thereby;

(e) promptly upon the delivery of any report or other information to Cayman First Tier’s shareholders generally, a copy of such report or information;

(f) forthwith upon the occurrence of any Default or Event of Default, a certificate of an Authorized Officer setting forth the details thereof and the action that the Borrower is taking or proposes to take with respect thereto;

(g) promptly after the assertion or occurrence thereof or any of the Borrower’s Responsible Officers becoming aware of the reasonable likelihood thereof, notice of any litigation, judicial-reference proceeding, arbitration proceeding or regulatory proceeding affecting the Borrower or any Subsidiary or the property of the Borrower or any Subsidiary, other than any such litigation or proceeding that, if adversely determined, could not reasonably be expected to have a Material Adverse Effect;

(h) within 5 Business Days after the Borrower’s obtaining knowledge of any event or condition that could reasonably be expected have a Material Adverse Effect, notice of the same;

(i) promptly upon request, such documentation evidencing compliance by any Credit Party with applicable Environmental Laws as the Lender may reasonably request;

(j) promptly upon the Borrower’s obtaining knowledge of any release of a Hazardous Material in any reportable quantity from or onto property owned or operated by any Credit Party, notice of the same and of any remedial action required to abate said release or otherwise to come into compliance with applicable Environmental Laws;

(k) promptly upon receipt by any Credit Party of notice (i) that an Environmental Lien has been filed against any of the real or personal property of such Credit Party, (ii) that an Environmental Action has been or will be filed against such Credit Party or (iii) of a violation, citation or other administrative order under applicable Environmental Laws that could reasonably be expected to have a Material Adverse Effect, a copy of such notice;

(l) as promptly as practicable after request by the Lender, a written report from the Borrower’s accountants, or any other Person with appropriate experience selected by the Borrower, containing a valuation of the intangible assets (including Intellectual Property) of the Affiliated Group; provided, however, that (i) such a report may be requested by the Lender only if the Lender has a reasonable concern that the Affiliated Group, taken as a whole, is not Solvent or may soon not be Solvent, (ii) not more than two such reports (in the aggregate under this Agreement and the CFT Credit Agreement) may be requested by the Lender in any calendar year, (iii) each such report shall be at the sole expense of the Lender, (iv) notwithstanding the foregoing clause (iii), the Borrower and/or Cayman First Tier will pay the first $20,000 of expense for the first such report in any calendar year, and (v) the time spent by

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the Borrower’s accountants or any such other Person in preparing such a report may not exceed 21 days; and

(m) promptly upon request, such additional information concerning the financial condition or business (including with respect to environmental matters) of the Borrower or any Subsidiary as the Lender may reasonably request from time to time.

Section 5.2 Preservation of Legal Existence, Etc. The Borrower will preserve and maintain, and cause each Subsidiary to preserve and maintain, its legal existence, rights (charter and statutory) and franchises; provided, however, that neither the Borrower nor any Subsidiary shall be required to preserve any such existence, right or franchise if the board of directors, executive committee or equivalent body of the Borrower or such Subsidiary determines that the preservation thereof is no longer desirable in the conduct of the business of the Borrower or such Subsidiary, as applicable, and if the loss thereof is not disadvantageous in any material respect to the Lender.

Section 5.3 Maintenance of Properties, Etc. The Borrower will maintain and preserve, and cause each Subsidiary to maintain and preserve, all of its properties that are necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted.

Section 5.4 Compliance with Laws, Etc. The Borrower will comply, and cause each Subsidiary to comply, with all Governmental Rules the noncompliance with which could reasonably be expected to have a Material Adverse Effect.

Section 5.5 Leases. Following the occurrence and during the continuation of any Trigger Event, the Borrower will pay, and will cause each Subsidiary to pay, when due all rents and other amounts payable under any leases to which the Borrower or any Subsidiary is a party; provided, however, that neither the Borrower nor any Subsidiary shall be required to pay any such rent or other amount that is being contested in good faith by proper proceedings and as to which it is maintaining appropriate reserves in accordance with GAAP.

Section 5.6 Payment of Taxes, Etc. The Borrower will pay and discharge, and cause each Subsidiary to pay and discharge, before the same become delinquent, (a) all national, federal, state and other taxes, assessments and governmental charges or levies imposed upon or against it or its property and (b) all lawful claims that, if unpaid, might by law become a Lien upon its property; provided, however, that neither the Borrower nor any Subsidiary shall be required to pay or discharge any such tax, assessment, charge, levy or claim that is being contested in good faith and, in the case of any such tax, assessment, charge or levy, by proper proceedings and as to which, in all such cases, it is maintaining appropriate reserves in accordance with GAAP.

Section 5.7 Maintenance of Insurance. The Borrower will maintain, and cause each Subsidiary to maintain, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks (a) as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which

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the Borrower or such Subsidiary, as applicable, operates and (b) as is reasonably acceptable to the Lender.

Section 5.8 Visitation Rights. At any reasonable time and from time to time following the occurrence and during the continuation of any Trigger Event, upon reasonable notice by the Lender, the Borrower will permit, and cause each Subsidiary to permit, the Lender, and any agents or representatives thereof, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower and its Subsidiaries and to discuss the affairs, finances and accounts of the Borrower and its Subsidiaries with (a) any of their respective officers or directors (or equivalent persons) and (b) their independent public accountants (and, if requested by the Lender, the Borrower will instruct such accountants to have such discussions with the Lender and any agents or representatives thereof).

Section 5.9 Keeping of Books. The Borrower will keep, and cause each Subsidiary to keep, proper books of record and account in which full and correct entries shall be made of all financial transactions and the assets and business of the Borrower and each Subsidiary, in accordance with GAAP consistently applied.

Section 5.10 Transactions with Affiliates. The Borrower will, and will permit each Subsidiary to, enter into a transaction otherwise permitted under the Credit Documents with an Affiliate thereof only if such transaction is either (a) on terms that are fair and reasonable and no less favorable to the Borrower or such Subsidiary, as applicable, than it would obtain in a comparable arms’-length transaction with a Person not an Affiliate or (b) approved by a member of Cayman First Tier’s, the Borrower’s or such Subsidiary’s board of directors, executive committee or equivalent body, as applicable, who has no financial interest in such transaction and was not appointed by any Person with a financial interest in such transaction; provided, however, that in any case (i) STG OMS Ireland Limited, an Irish corporation, shall be permitted to make payments to Symphony Technology, LLC, a California limited liability company, as provided in their Advisory Agreement dated as of January 25, 2003, (ii) IMI Holdings Ireland Limited, an Irish corporation (“IMI Holdings”), shall be permitted to make payments to SymphonyRPM, Inc., a Delaware corporation, as provided in their Application Partner OEM Agreement dated as of May 2, 2003, (iii) IMI Holdings shall be permitted to make payments to Symphony Services Corp., a Delaware corporation (“Symphony Services”), as provided in their Master Services Agreement dated as of August 14, 2003 and (iv) Symphony Services and/or the Borrower shall be permitted to make payments to CDC Outsourcing as provided in their binding Summary of Terms dated September 8, 2003 and/or in any subcontracting or outsourcing agreement entered into pursuant thereto.

Section 5.11 Environmental Compliance. The Borrower will, and will cause each Credit Party to, (a) keep any property owned or operated thereby free of any Environmental Liens or post bonds or other financial assurances sufficient to satisfy the obligations or liability to which such Environmental Liens relate and (b) comply in all material respects with all applicable Environmental Laws.

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Section 5.12 Agreement to Provide Guaranties and Collateral. Subject to the provisions of Section 3.3, the Borrower will, and will cause each Subsidiary to, promptly upon the reasonable request of the Lender and at the expense of the Borrower, (a) execute and deliver to the Lender guaranties and security agreements, as specified by the Lender and in form and substance reasonably satisfactory thereto, guaranteeing and/or securing (directly or indirectly) payment of the Obligations of the Borrower under the Credit Documents and, in the case of security agreements, constituting Liens on the assets of the Borrower and its Subsidiaries and (b) execute and deliver any and all further documents and instruments, and take all such other action, as the Lender may reasonably request in order to obtain the full benefits of, or preserve the Liens of (as applicable), such guaranties and security agreements.

ARTICLE 6.

NEGATIVE COVENANTS

So long as any Advance remains unpaid or the Lender has any Commitment outstanding, the Borrower will, unless the Lender otherwise consents in writing, observe the covenants set forth below.

Section 6.1 Limitation on Liens. The Borrower will not create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Lien upon or with respect to any of its property of any character (including share capital, other securities and accounts receivable), whether now owned or hereafter acquired, or assign, or permit any Subsidiary to assign, any accounts receivable; provided, however, that the foregoing restrictions shall not apply to the following:

(a) Liens created by any of the Credit Documents;

(b) Liens directly or indirectly securing the CFT Credit Agreement;

(c) Liens in favor of Foothill existing on the date hereof, provided that such Liens are released as contemplated by Section 3.4; and

(d) Permitted Liens.

Section 6.2 Limitation on Debt. The Borrower will not create, incur, assume or suffer to exist, or permit any Subsidiary to create, incur, assume or suffer to exist, any Debt other than the following:

(a) Debt of the Credit Parties under the Credit Documents;

(b) Debt of the Borrower and its Subsidiaries under or in respect of the CFT Credit Agreement;

(c) Debt existing on the date hereof, including refinancings, renewals and extensions of such Debt that (i) do not increase the outstanding principal amount of such Debt,

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(ii) do not require any principal payments, including the final payment, to be made earlier than originally required, (iii) do not increase the rate at which interest and/or fees are payable and (iv) are otherwise on terms that, taken as a whole, are not materially more favorable to the creditor than the original terms of such Debt; provided, however, that the Debt owed to Foothill shall in any case be repaid as contemplated by Section 3.4;

(d) Debt that is subordinated to the Debt of the Borrower under this Agreement on terms and conditions that are reasonably acceptable to the Lender;

(e) any direct or indirect guaranty, as described in clause (f) of the definition of “Debt” in Section 1.1, issued to support the operations of a non-U.S. Subsidiary; provided, however, that the aggregate amount directly or indirectly guaranteed by all such guaranties may not exceed the equivalent of $3,000,000 in the aggregate at any time;

(f) any endorsement of an instrument or other item of payment for deposit to the account of Cayman First Tier or any Subsidiary thereof;

(g) Debt permitted by Section 6.5(d); and

(h) in addition to the foregoing, Debt not exceeding $1,000,000 in aggregate principal amount at any time outstanding.

Section 6.3 Restriction on Fundamental Changes. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, merge or consolidate with or into any Person, or sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired), or liquidate, dissolve, reorganize or recapitalize, except that:

(a) the Borrower or any Subsidiary may make any Acquisition in accordance with the terms of this Agreement;

(b) the Borrower or any Subsidiary may effect any merger or consolidation if the Borrower or such Subsidiary is the surviving entity;

(c) the Borrower or any Subsidiary may merge or consolidate with Cayman First Tier if Cayman First Tier is the surviving entity, and the Borrower or any Subsidiary may sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired) to Cayman First Tier; and

(d) the Borrower or any Subsidiary may merge or consolidate with, or sell, assign, convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or any substantial part of its assets (whether now owned or hereafter acquired) to, any Subsidiary of Cayman First Tier.

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Section 6.4 Sale of Assets, Etc. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, sell, lease, assign, transfer or otherwise dispose of any of its assets, including accounts receivable, without giving the Lender at least 30 days prior notice of the same, except for (a) sales or other dispositions of obsolete, damaged or worn-out equipment in the ordinary course of business, (b) sales and other dispositions of inventory and other assets in the ordinary course of business and (c) sales of accounts receivable to a Subsidiary of Cayman First Tier.

Section 6.5 Investments in Other Persons. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, make any loan or advance to any Person, purchase or otherwise acquire any equity interest in any Person, make any capital contribution to any Person, or otherwise invest in any Person; provided, however, that nothing in this section shall prevent any of the following:

(a) the Borrower or any Subsidiary from acquiring or holding negotiable instruments for collection or Permitted Investments;

(b) the Borrower or any Subsidiary from generating and holding accounts receivable, or making advances in connection with the purchase of goods and services, in the ordinary course of business;

(c) the Borrower or any Subsidiary from making Acquisitions in accordance with the terms hereof;

(d) the Borrower or any Subsidiary from making any loan, advance or capital contribution to, or other investment in, Cayman First Tier or any Subsidiary thereof; and

(e) the Borrower or any Subsidiary from making any travel or similar advances to officers and employees in the ordinary course of business.

Section 6.6 Dividends, Etc. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, declare, pay or make any dividend or other distribution or purchase, redeem, retire, defease or otherwise acquire for value any of its equity interests, except that the Borrower or any Subsidiary may declare and pay cash dividends to, and make cash distributions to, any Subsidiary of Cayman First Tier.

Section 6.7 Prepayments. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, prepay, redeem, purchase, defease or otherwise acquire any Debt thereof, in each case before the stated maturity thereof.

Section 6.8 Securities and Deposit Accounts.

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(a) The Borrower will not, and will not permit any other Credit Party to, establish or maintain any securities account or deposit account unless, as promptly as practicable and subject to the provisions of Section 3.3, the Borrower provides the Lender a Control Agreement with respect to such account, duly executed by the applicable Credit Party and by the securities intermediary or bank with which such account is maintained; provided, however, that (i) up to the equivalent of $200,000 in the aggregate may be held by the Borrower and the other Credit Parties free of any Control Agreement and (ii) in the case of any non-U.S. Credit Party and/or any securities or deposit account held outside the United States of America, a Control Agreement shall be required only if and to the extent that it is reasonably practicable under applicable Governmental Rules and applicable local practice.

(b) The Borrower and its Subsidiaries will not maintain cash and/or Permitted Investments outside the United States of America exceeding the equivalent of $3,000,000 in the aggregate at any time; provided, however, that, if requested by the Borrower, the Lender will give its consent to a reasonable increase in such amount for the purpose of reflecting one or more Acquisitions of non-U.S. Persons in accordance with the terms of this Agreement.

Section 6.9 Change of Name, Etc. The Borrower will not, and will not permit any other Credit Party to, change its U.S. Federal Employee Identification Number, its type of legal entity or its jurisdiction of organization without giving the Lender at least 30 days’ prior written notice of such change.

Section 6.10 Change in Nature of Business. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, make any material change in the principal nature of its business.

Section 6.11 Suspension of Business. Following the occurrence and during the continuation of any Trigger Event, the Borrower will not, and will not permit any Subsidiary to, suspend or cease the operation of more than 25% of its business, as measured by revenue.

Section 6.12 Change of Accounting Method. The Borrower will not, and will not permit any Subsidiary to, change its method of accounting (other than as may be required to conform with GAAP).

Section 6.13 Defenses of Borrower. The Borrower will not raise any defense to its obligation to pay principal of and interest on Advances hereunder that is based to any material extent on the fact that the Lender is the legal and beneficial owner of a majority of the share capital of Cayman First Tier.

ARTICLE 7.

EVENTS OF DEFAULT

Section 7.1 Events of Default. If any of the following events (each an “Event of Default”) occurs and is continuing:

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(a) the Borrower (i) fails to pay any principal of any Advance when the same becomes due and payable, (ii) fails to pay any interest payable hereunder within 5 Business Days after the same becomes due and payable or (iii) fails to make any other payment under any Credit Document within 30 Business Days after the same becomes due and payable;

(b) any representation or warranty made by any Credit Party, or by any officer of any thereof, under or in connection with any Credit Document proves to have been incorrect in any material respect when made;

(c) the Borrower fails to perform or observe any term, covenant or agreement contained in Section 5.1(f), 5.1(h), 5.2 (with respect to legal existence), 5.4, 5.8, 6.1, 6.2, 6.4, 6.5, 6.6, 6.7, 6.8(a) (with respect to securities and deposit accounts that are established or maintained without Control Agreements and that hold assets exceeding the equivalent of $1,500,000 in the aggregate) or 6.10; the Borrower fails to perform or observe any term, covenant or agreement contained in Section 6.8(b) (with respect to cash and/or Permitted Investments that are maintained outside the United States of America and that exceed the $3,000,000 threshold of Section 6.8(b) by more than the equivalent of $1,000,000 in the aggregate), and such failure remains unremedied for 5 Business Days after any Responsible Officer of the relevant Credit Party first knew or should have known of such failure; or any Credit Party fails to perform or observe any other term, covenant or agreement contained in any Credit Document on its part to be performed or observed, and such failure remains unremedied for (i) 30 days after any Responsible Officer of the relevant Credit Party first knew or should have known of such failure or (ii) 15 days after written notice of such failure has been given to such Credit Party by the Lender; provided, however, that, in order for (A) a violation of Section 6.8(a) to be subject to a 15- or 30-day grace period in accordance with the foregoing and/or (B) a violation of Section 6.8(b) to be subject to a grace period of 5 Business Days in accordance with the foregoing, not more than the equivalent of $1,500,000 in the aggregate may be maintained in securities and deposit accounts without Control Agreements and/or maintained in excess of the $3,000,000 threshold of Section 6.8(b);

(d) any Credit Party fails to pay any principal of any Debt thereof (excluding the Obligations of the Borrower hereunder) that is outstanding in a principal amount of at least $750,000 in the aggregate, or any interest or premium thereon, when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration demand or otherwise), or any other event of default, however denominated, occurs under any agreement or instrument relating to any such Debt, and in either case such Debt is accelerated by the holder thereof;

(e) any Credit Party generally does not pay its debts as such debts become due, admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors; any proceeding is instituted by any Credit Party seeking to adjudicate it a bankrupt or insolvent, seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any

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substantial part of its property; any proceeding is instituted against any Credit Party seeking to adjudicate it a bankrupt or insolvent, seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property, and either such proceeding remains undismissed or unstayed for a period of 60 days or any of the actions sought in such proceeding (including the entry of an order for relief against such Credit Party or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property) occurs; the accountants of the Borrower provide a letter to the Borrower, supported by a reviewed balance sheet (with a copy to the Lender), at the Lender’s request and sole expense, stating a determination that the Affiliated Group, taken as a whole, is not Solvent (provided that the Borrower agrees, upon request by the Lender, to instruct such accountants to provide a letter and balance sheet addressing such a determination and, if such accountants are unwilling to provide such a letter and balance sheet, to instruct Deloitte & Touche, Ernst & Young, KPMG or PricewaterhouseCoopers, at the Borrower’s option and if not already requested to do so, to provide such a letter and balance sheet, in any case within 21 days after the Borrower’s request); or any Credit Party takes any action to authorize any of the actions set forth above in this Section 7.1(e);

(f) any Collateral Document for any reason (except pursuant to the terms thereof or because of any action or inaction by the Lender) ceases to create a valid and perfected first-priority Lien on any material portion of the Collateral purported to be covered by such Collateral Document, and the same, if curable, is not cured within 30 days after the Lender notifies the applicable Credit Party of the same; or

(g) an “Event of Default” occurs under the CFT Credit Agreement and is continuing;

then, and in any such event, the Lender may, by notice to the Borrower, (i) declare the obligation of the Lender to make Advances to be terminated, whereupon the same shall forthwith terminate, and/or (ii) declare the Advances, all interest thereon and all other amounts payable under this Agreement and the other Credit Documents to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

Section 7.2 No Default Caused by Action or Inaction of Lender. Notwithstanding anything in Section 7.1 or any other provision of this Agreement to the contrary, and in recognition of the fact that the Lender is the legal and beneficial owner of a majority of the share capital of Cayman First Tier, the Lender agrees that no event or condition described or referred to in Section 7.1 shall constitute a Default or an Event of Default if such event or condition was proximately caused by any action or inaction of the Lender, the Issuer and/or CDC Outsourcing.

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Section 7.3 No Default Related to Foothill Credit Agreement. Notwithstanding any provision of Section 7.1 to the contrary, no event or condition occurring with respect to the Foothill Credit Agreement, the credit facility provided thereunder, the other documents executed in connection therewith and/or the collateral securing such credit facility shall constitute a Default or an Event of Default so long as the conditions set forth in Section 3.4 are met.

ARTICLE 8.

MISCELLANEOUS

Section 8.1 Amendments, Etc. No amendment or waiver of any provision of this Agreement, or consent to any departure by the Borrower therefrom, shall in any event be effective unless the same is in writing and signed by the Lender, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 8.2 Notices, Etc. All notices, demands and other communications provided for hereunder shall be in writing (including communication by telecopier) and shall be delivered or telecopied, if to the Borrower, to it c/o Symphony Technology Group, 4015 Miranda Avenue, 2nd Floor, Palo Alto, California 94304, U.S.A., telecopier number 650-935-9501, Attention: Bryan Taylor (with a copy to Industri-Matematik International Corp., 305 Fellowship Road, Suite 200, Mt. Laurel, New Jersey 08054, U.S.A., telecopier number 856-793-4401, Attention: Richard Long); if to the Lender, to it c/o chinadotcom corporation, 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, China, telecopier number 852-2893-5245, Attention: Company Secretary; or, as to either party, to it at such other address or telecopier number as designated by such party in a written notice to the other party. All notices, demands and other communications hereunder shall, (a) when sent for next-day or second-day delivery by a reputable freight company or courier service, be effective 3 Business Days after the same is delivered to such company or service, as the case may be, and (b) when sent by telecopier, be effective upon confirmation of receipt. Delivery by telecopier or other electronic means of an executed counterpart of any amendment or waiver of, or consent to departure from, any provision of this Agreement or any other Credit Document shall be effective as delivery of an originally executed counterpart thereof.

Section 8.3 No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, and no single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

Section 8.4 Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the Borrower and the Lender and their respective successors and assigns, except that neither the Borrower nor the Lender shall have the right to assign its rights hereunder or any interest herein without the prior written consent of the other party.

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Section 8.5 Maximum Charges. In no event whatsoever shall interest and other charges payable by the Borrower hereunder exceed the highest rate permissible under applicable Governmental Rules. In the event that interest and other charges as computed hereunder would otherwise exceed the highest rate permitted under applicable Governmental Rules, such excess amount shall first be applied to any unpaid principal balance owed by the Borrower hereunder, and, if the then remaining excess amount is greater than the previously unpaid principal balance, the Lender shall promptly refund such excess amount to the Borrower and the provisions hereof shall be deemed to have been amended to provide for such permissible rate; provided, however, that, if applicable Governmental Rules change at any time before the termination of this Agreement so as to permit such higher rate of interest and other charges, the Borrower will pay to the Lender on demand such amount as is necessary to cause the Lender to have received the same amount as if no reduction in interest or other charges pursuant to this section ever took place, and thereafter the interest rate shall return to the rate as in effect on the date hereof.

Section 8.6 Governing Law and Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, U.S.A., APPLIED TO CONTRACTS TO BE PERFORMED WHOLLY WITHIN THE STATE OF NEW YORK. ANY JUDICIAL PROCEEDING BROUGHT BY OR AGAINST THE BORROWER OR THE LENDER WITH RESPECT TO ANY OF THE OBLIGATIONS THEREOF UNDER THIS AGREEMENT, ANY OTHER CREDIT DOCUMENT OR ANY RELATED AGREEMENT MAY BE BROUGHT IN ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITTING IN NEW YORK, NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE BORROWER AND THE LENDER ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF THE BORROWER AND THE LENDER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL (RETURN RECEIPT REQUESTED) DIRECTED TO THE BORROWER OR THE LENDER, AS APPLICABLE, AT ITS ADDRESS SET FORTH IN SECTION 8.2, AND SERVICE SO MADE SHALL BE DEEMED COMPLETED FIVE (5) DAYS AFTER THE SAME HAS BEEN SO DEPOSITED INTO THE MAILS OF THE UNITED STATES OF AMERICA; PROVIDED, HOWEVER, THAT ALL SUCH SERVICE OF PROCESS MAY ALSO BE MADE, AT THE SENDER’S OPTION, BY SERVICE UPON THE OTHER PARTY. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF THE BORROWER OR THE LENDER TO BRING PROCEEDINGS AGAINST THE OTHER PARTY IN THE COURTS OF ANY OTHER JURISDICTION. EACH OF THE BORROWER AND THE LENDER WAIVES ANY OBJECTION TO JURISDICTION AND VENUE OF ANY ACTION INSTITUTED IN ACCORDANCE WITH THE SECOND SENTENCE OF THIS SECTION AND SHALL NOT ASSERT ANY DEFENSE BASED UPON LACK OF JURISDICTION OR VENUE OR BASED UPON FORUM NON CONVENIENS WITH RESPECT TO ANY SUCH ACTION.

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Section 8.7 Jury Waiver. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY Of ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR ANY INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR (B) IN ANY WAY CONNECTED WITH, OR RELATED OR INCIDENTAL TO, THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AGREEMENT, ANY INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. EACH PARTY HEREBY CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENTS OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.8 Headings. The section and subsection headings used herein have been inserted for convenience of reference only and do not constitute matters to be considered in interpreting this Agreement.

Section 8.9 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery by telecopier of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an originally executed counterpart of this Agreement.

[THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY.]

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The parties hereto have caused this Agreement to be executed by their respective duly authorized representatives of the date first written above.

SYMPHONY ENTERPRISE SOLUTIONS, S.àr.l.

By:	/s/ Romesh Wadhwani
Name:	Romesh Wadhwani
Title:	Manager

CHINADOTCOM CAPITAL LIMITED

By:	For and on behalf of BABINGTON SERVICES LIMITED

	By:	/s/ Daniel Widdicombe
	Name:	Daniel Widdicombe
	Title:	Director

S-1

SCHEDULE 1

COMPETITORS

Microsoft Business Systems (comprising Great Plains, Soloman, Navision)

SSA Global Technologies, Inc.

Epicor Software Corporation

SAP AG

Peoplesoft Inc.

General Atlantic Partners

QAD Inc.

Mapics Inc.

Sage Global Solutions Inc.

Lawson Software Inc.

Manhattan Associates Inc.

Manugistics Group Inc.

Retek Inc.

JDA Software Group Inc.

Golden Gate Capital

SCHEDULE 2

SUBSIDIARIES

Entity Name	Entity Type	Jurisdiction of Organization
IMI Global Holdings Ireland Limited	private company limited by shares	Ireland

IMI Holdings Ireland Limited	private company limited by shares	Ireland

IMI North American Holdings Ireland Limited	private company limited by shares	Ireland

IMI Option Management Company Limited	private company limited by shares	Ireland

Industri-Matematik AB	limited liability company	Sweden

IMI Holding Corp.	corporation	U.S.A.

Industri-Matematik International Corp.	corporation	U.S.A.

Industri-Matematik American Operations Inc.	corporation	U.S.A.

Industri-Matematik Corp.	corporation	U.S.A.

Industri-Matematik Limited	private company limited by shares	United Kingdom

Industri-Matematik Nederland BV	a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)	Netherlands

Industri-Matematik Pty Limited	limited liability company	Australia

Industri-Matematik OY	limited liability company	Finland

Abalon AB	limited liability company	Sweden

Industri-Matematik Abalon AB	limited liability company	Sweden

Industri-Matematik GmbH	limited liability company	Germany

Ceratina International AB	limited liability company	Sweden

Ceratina Systems AB	limited liability company	Sweden

REVOLVING CREDIT AGREEMENT

Between

SYMPHONY ENTERPRISE SOLUTIONS, S.AR.L.

and

CHINADOTCOM CAPITAL LIMITED

September 8, 2003

i

ii

Exhibit 1.9

GUARANTY

For and in consideration of the Transaction Agreements (as defined below) whereby chinadotcom Capital Limited, a British Virgin Islands company (the “Obligor”), a wholly-owned subsidiary of chinadotcom corporation, a Cayman Islands exempted company incorporated with limited liability (“Guarantor”), grants certain rights to Cayman First Tier, a Cayman Islands exempted company incorporated with limited liability (the “Company”) and Symphony Technology II-A, L.P., a Delaware limited liability partnership (“Symphony”), Guarantor hereby unconditionally and irrevocably guarantees the prompt and complete payment when due (whether at maturity, by reason of acceleration or otherwise) of all amounts that Obligor is or hereafter becomes obligated to pay or advance to any Partner (as defined below) and the prompt and complete performance when due by Obligor of the terms of the Transaction Agreements, as amended from time to time, to such Partner, including the Obligor’s obligations as “debtor” under any bankruptcy, effective as of this 8th day of September, 2003. “Transaction Agreements” mean (i) the Series B Preferred Share Purchase Agreement of even date herewith by and between the Company and Obligor, including all ancillary agreements and documents referenced therein including the Shareholders Agreement, Voting Agreement, Put Option and Executive Committee Charter, and (ii) that certain Revolving Credit Agreement between Obligor and Company, and all ancillary documents and agreements referenced therein, and (iii) that certain Revolving Credit Agreement between Obligor and Company’s subsidiary, Symphony Enterprise Solutions, S.a.r.l., including all ancillary agreements and documents referenced therein. The Company, Symphony and Symphony Enterprise Solutions, S.a.r.l. are each a “Partner” and collectively the “Partners.”

1. If Obligor does not perform its obligations to any Partner or the Partners in strict accordance with the Transaction Agreements, Guarantor shall promptly, upon demand, perform and satisfy all of such obligations under the Transaction Agreements. This guaranty is a guaranty of payment and not merely collectability and of performance in full when and as due. In addition, Guarantor hereby agrees to comply with the requirements relating to issuance and registration of Guarantor’s securities as more specifically described in the Credit Agreements (to the extent permitted by law).

2. The obligations hereunder are separate from the obligations of Obligor and any other person or entity, and a separate action or actions may be brought and prosecuted against Guarantor whether an action is or has been brought against Obligor and whether Obligor be joined in any such action or actions. Guarantor waives the benefit of any statute of limitations affecting its liability hereunder or the enforcement thereof, to the extent permitted by law except to the extent the benefit of such statute of limitations is available to Obligor. Except to the extent any Transaction Agreement would not be genuine, valid, or enforceable if Guarantor were the obligor thereunder, Guarantor’s liability under this Guaranty is not conditioned or contingent upon the genuineness, validity or enforceability of the Transaction Agreements. Guarantor will be bound by any decision in any legal proceeding against the Obligor of which the Guarantor has been given notice. Guarantor agrees that each Partner shall be entitled to obtain specific performance by the Guarantor of the obligations guaranteed hereunder with respect to Section 3.2 of the Voting Agreement.

3. Guarantor waives any right to require any Partner to (a) proceed against Obligor, any other guarantor or any other person or (b) pursue any other remedy in such Partner’s power whatsoever. Each Partner may, at its election, exercise or decline or fail to exercise any right or remedy it may have against Obligor or any security held by such Partner. Guarantor waives any defense arising by reason of any disability of Obligor. Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement or subrogation or any other rights against Obligor. Until all of the Obligations under the Transaction Agreements have been satisfied in full, (i) Guarantor shall not have or exercise any right of subrogation or reimbursement or contribution, or any other rights against Obligor, and (ii) Guarantor waives any right to enforce any remedy that any Partner has or may have against Obligor. Guarantor waives all presentments, demands for performance, protests, notices of protest, notices of dishonor, and notices of acceptance of this Guaranty. Guarantor covenants to keep itself informed of the financial condition of Obligor and of circumstances bearing upon the risk of nonperformance of any obligation of Obligor, warrants to each Partner that it will keep so informed, and agrees that absent a request for particular information by Guarantor, no Partner shall have a duty to advise Guarantor of information known to any Partner regarding such condition or any such circumstances.

4. If Obligor becomes insolvent or is adjudicated bankrupt or files a petition for reorganization, arrangement, composition or similar relief under any present or future provision of the United States Bankruptcy Code, or if such a petition is filed against Obligor, and in any such proceeding some or all of any obligations under the Transaction Agreements are terminated or rejected or any obligation of Obligor is modified or abrogated, or if Obligor’s obligations are otherwise avoided for any reason, Guarantor agrees that Guarantor’s liability hereunder shall not thereby be affected or modified and such liability shall continue in full force and effect as if no such action or proceeding had occurred. This Guaranty shall continue to be effective or be reinstated, as the case may be, if any payment must be returned by any Partner upon the insolvency, bankruptcy or reorganization of Obligor, Guarantor, any other guarantor, or otherwise, as though such payment had not been made.

5. Any indebtedness of Obligor now or hereafter held by Guarantor is hereby subordinated to all obligations of Guarantor to each Partner arising under any Transaction Agreement; and such obligations of Obligor to Guarantor shall be enforced by Guarantor as trustee for each Partner and be paid over to each Partner on account of the obligations of Obligor to such Partner arising under any Transaction Agreement but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

6. Guarantor acknowledges that it receives an economic benefit under the Transaction Agreements that has a value not less than the amount of the Guarantor’s obligations under this Guaranty.

7. No terms or provisions of this Guaranty may be changed, waived, revoked or amended without Symphony’s prior written consent. Should any provision of this Guaranty be determined by a court of competent jurisdiction to be unenforceable, all of the other provisions shall remain effective. This Guaranty, together with any agreements executed in connection with this Guaranty, embodies the entire agreement among the parties hereto with respect to the matters set forth herein and supersedes all prior agreements among the parties with respect to the matters set forth herein. No course of prior dealing among the parties, no usage of trade, and no parol or extrinsic evidence of any nature shall be used to supplement, modify or vary any of the terms hereof. There are no conditions to the full effectiveness of this Guaranty. Each Partner may assign this Guaranty, in connection with such Partner’s assignment of any of the Transaction Agreements, without in any way affecting Guarantor’s liability under it; provided, however, that any such assignment shall have been made in accordance with the provisions of any such Transaction Agreement assigned. This Guaranty shall inure to the benefit of each Partner and its permitted successors and assigns. This Guaranty is in addition to any and all other guaranties of Obligor’s obligations to each Partner.

8. This Guaranty shall be governed by the law of the State of New York, without regard to conflicts of laws principles. GUARANTOR WAIVES ANY RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS GUARANTY OR ANY TRANSACTION CONTEMPLATED HEREIN, INCLUDING CLAIMS BASED ON CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER COMMON LAW OR STATUTORY BASES. Guarantor submits to the nonexclusive jurisdiction of the state and federal courts located in the State of New York, City of New York, Borough of Manhattan.

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of the date first shown above.

chinadotcom corporation

By:	/s/ Daniel Widdicombe
Daniel Widdicombe

Its:	Chief Financial Officer

SIGNATURE PAGE – CAYMAN FIRST TIER

GUARANTY